                                                                RULE 424 (b)(3)
                                                                PROSPECTUS


                            [STOKELY USA INC. LOGO]

                                DECEMBER 8, 1997

Dear Fellow Shareholder:

     The Annual Meeting of Shareholders of Stokely USA, Inc. ("Stokely") will be held at 10:00 a.m., Milwaukee time, at the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin on Thursday, January 15, 1998.

     AT THE ANNUAL MEETING, YOU WILL BE ASKED TO CONSIDER AND APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION FOR STOKELY, PROVIDING FOR THE MERGER OF STOKELY WITH A WHOLLY-OWNED SUBSIDIARY OF CHIQUITA BRANDS INTERNATIONAL, INC. ("CHIQUITA"). As described in the accompanying proxy statement, in the merger, each of your shares of Stokely common stock will be converted into the right to receive the equivalent of $1.00 per share in the form of shares of Chiquita common stock.

     STOKELY'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER, BELIEVES THE MERGER IS IN YOUR BEST INTERESTS AND STRONGLY URGES YOU TO VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER BY SIGNING, DATING AND PROMPTLY RETURNING THE ENCLOSED WHITE PROXY CARD, USING THE POSTAGE-PAID ENVELOPE PROVIDED.
                         ------------------------------

                                    CAUTION

                         ------------------------------

     Stokely's financial condition, primarily as a result of economic, market and competitive pressures, combined with its high debt level, has deteriorated during the past few years. That deterioration has continued in the last several quarters to a point where Stokely's negative cash flow and working capital positions will likely become critical in the upcoming quarters.

     IF THE PROPOSED MERGER IS NOT APPROVED BY STOKELY'S SHAREHOLDERS OR IS NOT CONSUMMATED FOR ANY OTHER REASON, AND IF PROCESSED VEGETABLE MARKET CONDITIONS DO NOT SIGNIFICANTLY IMPROVE, WE BELIEVE THAT STOKELY ULTIMATELY MAY BE REQUIRED TO SEEK PROTECTION FROM CREDITORS UNDER THE BANKRUPTCY CODE. In that case, Stokely's Board of Directors believes it is unlikely you would receive anything close to the value offered to you by the proposed merger.

     THE PROPOSED MERGER HAS BEEN REVIEWED CAREFULLY BY STOKELY'S INDEPENDENT FINANCIAL ADVISOR, DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION, WHICH HAS CONCLUDED THAT THE PROPOSED MERGER IS FAIR TO STOKELY'S SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. Stokely's Board of Directors also has concluded that the proposed merger with Chiquita is in your best interests because it offers, among other things, the best immediate and long-term value available for Stokely's shareholders.

                             DO WHAT'S BEST FOR YOU

     The accompanying materials contain important information which you should review carefully before deciding how you wish to vote on the proposed merger. An affirmative vote by owners of two-thirds of Stokely's outstanding shares of common stock is required to approve the merger. ACCORDINGLY, A FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER PROPOSAL.

                VOTE "FOR" ADOPTION OF THE MERGER PROPOSAL TODAY

     FOR THE REASONS DESCRIBED ABOVE AND IN THE ACCOMPANYING PROXY STATEMENT, STOKELY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER PROPOSAL BY SIGNING, DATING AND PROMPTLY RETURNING THE ENCLOSED WHITE PROXY CARD, USING THE POSTAGE-PAID ENVELOPE PROVIDED.

     You also will be voting on the election of three directors to hold office until the merger is consummated (or, if the merger is not consummated, for a term of three years expiring at Stokely's Annual Meeting of Shareholders in the year 2000 or until their successors are elected and qualified).

     You should not send in certificates for your shares of Stokely common stock with your proxy card; if the Merger is consummated, you will be sent instructions regarding the exchange of your stock certificates at that time.

     If you need assistance in voting your shares, please call our proxy solicitor, D.F. King & Co., Inc., toll free at 1-800-549-6697.

                                          On behalf of the Board of Directors,

                                          /s/ Stephen W. Theobald

                                          Stephen W. Theobald
                                          President and Chief Executive Officer

                                   IMPORTANT

     If your shares of Stokely Common Stock are held for you by a brokerage firm, only your brokerage firm can vote your shares and only after receiving your specific voting instruction.

     To ensure that your shares are voted, please promptly complete and mail the enclosed voting instruction form, using the postage-paid envelope provided.

                              PLEASE ACT PROMPTLY

                               STOKELY USA, INC.
                          1230 CORPORATE CENTER DRIVE
                          OCONOMOWOC, WISCONSIN 53066
                         ------------------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON JANUARY 15, 1998
                         ------------------------------

TO THE HOLDERS OF COMMON STOCK OF STOKELY USA, INC.:

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of Stokely USA, Inc. ("Stokely") will be held on January 15, 1998, at 10:00 a.m., Milwaukee time, at the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin. The Annual Meeting is for the purpose of considering and voting upon the following matters, all of which are described more completely in the enclosed materials:

          1. To consider and vote upon the approval and adoption of the Agreement and Plan of Reorganization, dated as of September 17, 1997, among Chiquita Brands International, Inc. ("Chiquita"), Chiquita Acquisition Corp. and Stokely, providing among other things for the merger of Chiquita Acquisition Corp. with and into Stokely, and for Stokely to be the surviving corporation and to become a wholly-owned subsidiary of Chiquita (the "Merger"). In the Merger, each outstanding share of Stokely common stock will be converted into the right to receive a fractional share of Chiquita common stock having a value of $1.00. The size of the fractional amount will be based on the average closing price of Chiquita's common stock on the New York Stock Exchange over the 15 trading days preceding the Merger. The number of whole shares of Chiquita common stock to be received by each Stokely shareholder will depend on the number of shares of Stokely common stock held by the shareholder. No fractional shares of Chiquita common stock will be issued and cash will be paid in lieu of fractional shares.

          2. To elect three directors to serve until consummation of the Merger (or, if the Merger is not consummated, for a three-year term expiring at Stokely's 2000 annual meeting of shareholders, or until their successors have been elected and qualified).

          3. To adjourn the Annual Meeting to solicit additional votes in favor of the Merger Agreement in the event that the required vote for approval and adoption of the Merger Agreement has not been obtained by the date of the Annual Meeting.

          4. To consider and act upon such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof. The Board of Directors is not aware of any such other business.

     The Board of Directors has established November 20, 1997 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. Only shareholders of record as of the close of business on that date will be entitled to vote at the Annual Meeting or any adjournments or postponements thereof. In the event there are not sufficient votes for a quorum or to approve any of the foregoing proposals at the time of the Annual Meeting, the Annual Meeting may be adjourned or postponed in order to permit further solicitation of proxies by Stokely.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Robert M. Brill

                                          Robert M. Brill
                                          Secretary

Oconomowoc, Wisconsin
December 8, 1997

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENVELOPE PROVIDED. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

DO NOT SEND IN YOUR SHARE CERTIFICATES FOR STOKELY COMMON STOCK WITH YOUR PROXY CARD. UPON APPROVAL OF THE MERGER, INSTRUCTIONS FOR EXCHANGING YOUR SHARE CERTIFICATES WILL BE SENT TO YOU SHORTLY THEREAFTER.

                               STOKELY USA, INC.
                                PROXY STATEMENT

         ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 15, 1998
                            ------------------------

                      CHIQUITA BRANDS INTERNATIONAL, INC.
                                   PROSPECTUS

                     UP TO 3,204,349 SHARES OF COMMON STOCK

     This combined Proxy Statement and Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of common stock, $0.05 par value per share ("Stokely Common Stock"), of Stokely USA, Inc., a Wisconsin corporation ("Stokely"), in connection with the solicitation of proxies by the Stokely Board of Directors for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on January 15, 1998, at the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin, commencing at 10:00 a.m., local time, and at any adjournment or postponement of the Annual Meeting. The primary purpose of the Annual Meeting is for shareholders to consider and vote upon the merger (the "Merger") as a result of which Stokely will become a direct, wholly-owned subsidiary of Chiquita Brands International, Inc., a New Jersey corporation ("Chiquita"). The Merger will be effected in accordance with an Agreement and Plan of Reorganization, dated as of September 17, 1997, by and among Chiquita, Chiquita Acquisition Corp., a Wisconsin corporation ("Acquisition Sub"), and Stokely (the "Merger Agreement"). At the Annual Meeting, shareholders of Stokely also will consider and vote upon the election of three directors and the possible adjournment of the Annual Meeting, if necessary, to solicit additional votes in favor of the Merger.

     In the Merger, each outstanding share of Stokely Common Stock will be converted into the right to receive a fractional share of Chiquita Common Stock having a value of $1.00. The size of the fractional amount will be based on the average closing price of Chiquita Common Stock on the New York Stock Exchange ("NYSE") over the 15 trading days preceding the Merger. The number of whole shares of Chiquita Common Stock to be received by each Stokely shareholder will depend on the number of shares of Stokely Common Stock held by the shareholder. No fractional shares of Chiquita Common Stock will be issued and cash will be paid in lieu of fractional shares. Additionally, in connection with the Merger,
(i) holders of $31.8 million principal amount of Stokely debt have agreed to exchange that indebtedness for shares of Chiquita Common Stock and (ii) certain Stokely suppliers have agreed to forgive $1.0 million in accounts receivable. For a more detailed description of the terms of the Merger, see "PROPOSAL TO APPROVE THE MERGER."
     This Proxy Statement/Prospectus also constitutes a prospectus of Chiquita with respect to up to 3,204,349 shares of Chiquita Capital Stock, par value $.33 per share ("Chiquita Common Stock"), which may be issued in exchange for outstanding shares of Stokely Common Stock in the Merger and for certain outstanding indebtedness of Stokely in connection with the Merger. This Proxy Statement/Prospectus and accompanying appointment form of proxy ("Proxy") are first being mailed to shareholders of Stokely as of November 20, 1997 (the "Voting Record Date") on or about December 10, 1997. This Proxy Statement/Prospectus also is being furnished to the holders of the Stokely indebtedness to be exchanged in connection with the Merger.
     SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE ACQUISITION OF CHIQUITA COMMON STOCK.

      All information contained in this Proxy Statement/Prospectus relating to Stokely has been supplied by Stokely, and all information relating to Chiquita has been supplied by Chiquita. Neither Stokely nor Chiquita warrants the accuracy or completeness of information relating to the other.

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS DECEMBER 8, 1997.

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY STOKELY, CHIQUITA OR ANY OTHER PERSON. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF STOKELY OR CHIQUITA SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     Stokely and Chiquita are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC " or "Commission"). The reports, proxy statements and other information filed by Stokely and Chiquita with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Reports, proxy and information statements and other information regarding Stokely and Chiquita also may be obtained through the Website maintained by the Commission at http://www.sec.gov.

     Chiquita Common Stock is listed on the New York, Boston and Pacific Stock Exchanges. Reports, proxy and information statements and other information concerning Chiquita may be inspected and copied at the Library of the New York Stock Exchange at 20 Broad Street, New York, New York 10005; at the Secretary's Offices of the Boston Stock Exchange at One Boston Place, Boston, Massachusetts; and at the Listing Department of the Pacific Exchange, Inc. at 301 Pine Street, San Francisco, California.

     Chiquita has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Chiquita Common Stock to be issued in connection with the Merger. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner to whom this Proxy Statement/Prospectus is delivered, on written or oral request, without charge, in the case of documents relating to Stokely, directed to Stokely USA, Inc., 1230 Corporate Center Drive, Oconomowoc, Wisconsin 53066 (telephone number (414) 569-1800), Attention: Robert M. Brill, or, in the case of documents relating to Chiquita, directed to Chiquita Brands International, Inc., 250 East Fifth Street, Cincinnati, Ohio 45202, Attention: Vice President, Corporate Affairs (telephone number (513) 784-6366). In order to ensure timely delivery of the documents, any requests should be made by January 8, 1998.

     The following documents filed with the Commission by Chiquita (File No. 1-1550) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

          1) Chiquita's Annual Report on Form 10-K for the year ended December 31, 1996.

          2) Chiquita's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

          3) Chiquita's Current Reports on Form 8-K dated September 15, 1997, November 20, 1997 and December 1, 1997.

     Copies of Stokely's Form 10-K/A for the fiscal year ended March 31, 1997 and Form 10-Q/A for the quarter ended September 30, 1997 accompany this Proxy Statement/Prospectus. Stokely amended its Form 10-K by means of a Form 10-K/A filed on July 29, 1997 and a Form 10-K/A filed on October 14, 1997. The Form 10-K/A (filed on October 14, 1997) includes all of the information contained in the Form 10-K as originally filed, updated to reflect subsequent occurring events; however, since the information included in the Form 10-K/A (filed on July 29, 1997) is included in this Proxy Statement/Prospectus, the Form 10-K/A (filed on July 29, 1997) is not enclosed.

     The following documents filed with the Commission by Stokely (File No. 0-13943) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

          1) Stokely's Annual Report on Form 10-K and amendments thereto on Form 10-K/A (filed on July 29, 1997 and on October 14, 1997) for the fiscal year ended March 31, 1997.

          2) Stokely's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1997 (as amended by Form 10-Q/A filed on October 23, 1997) and September 30, 1997 (as amended by Form 10-Q/A filed on December 4, 1997).

          3) Stokely's Current Report on Form 8-K dated September 17, 1997.

     All documents and reports filed by Chiquita and Stokely pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Annual Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that such a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statements. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     The information relating to Chiquita and Stokely contained in this Proxy Statement/Prospectus does not purport to be complete and should be read together with the information in the documents that accompany this Proxy
Statement/Prospectus and the additional information that is incorporated by reference herein.

                           FORWARD-LOOKING STATEMENTS

Cautionary Statement for Purposes of the Private Securities Litigation Reform Act of 1995

     This Proxy Statement/Prospectus, including the information incorporated by reference herein, information included in, or incorporated by reference from, future filings by Chiquita or Stokely with the Commission and information contained in written material, press releases and oral statements issued by or on behalf of Chiquita or Stokely, contains, or may contain, certain statements that may be deemed to be "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Proxy Statement/Prospectus that address activities, events or developments that Chiquita or Stokely expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements are based on certain assumptions and analyses made by Chiquita or Stokely in light of their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, such as (i) the prices at which Chiquita and Stokely can sell their products, (ii) the costs at which they can purchase (or grow) fresh produce and other raw materials and inventory, and (iii) the various market, competitive and agricultural factors which may impact those prices and costs, many of which are beyond the control of Chiquita or Stokely. In the case of Chiquita, some of these risks are described in more detail below under "Risk Factors." Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................   ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   ii
FORWARD-LOOKING STATEMENTS..................................  iii
SUMMARY.....................................................    1
  The Companies.............................................    1
  The Annual Meeting........................................    2
  The Merger................................................    2
  Chiquita Summary Historical Financial Information.........    9
  Stokely Summary Historical Financial Information..........   10
  Summary Pro Forma Financial Information...................   11
  Comparative Per Share Data................................   12
  Comparative Per Share Market Information..................   13
RISK FACTORS................................................   14
INTRODUCTION................................................   17
  General...................................................   17
  Parties to the Merger.....................................   17
THE ANNUAL MEETING..........................................   18
  Place, Time and Date......................................   18
  Purpose...................................................   18
  Voting Record Date; Shares Entitled to Vote...............   18
  Vote Required.............................................   18
  No Appraisal or Dissenters' Rights........................   19
  Proxies...................................................   19
PROPOSAL TO APPROVE THE MERGER (Proposal No. 1).............   20
  Background of and Reasons for the Merger..................   20
  Recommendation of the Stokely Board.......................   25
  Opinion of Financial Advisor..............................   28
  Interests of Certain Persons in the Merger................   31
  The Merger Agreement......................................   33
     Voting on the Merger...................................   33
     Effective Time and Date of the Merger..................   33
     Conversion of Stokely Common Stock in the Merger.......   33
     Exchange of Certificates in the Merger.................   34
     Representations and Warranties.........................   34
     Business of Stokely Pending the Merger.................   35
     Conditions; Waivers....................................   35
     Exchange of Stokely Debt...............................   36
     Regulatory Approvals...................................   37
     Amendment; Termination.................................   37
     Termination Fee........................................   37
     Accounting Treatment...................................   38
     Certain Federal Income Tax Consequences of the
      Merger................................................   38
     No Appraisal or Dissenters' Rights.....................   39
     Resale of Chiquita Common Stock by Stokely
      Affiliates............................................   39
PRO FORMA FINANCIAL INFORMATION.............................   39

                                                              PAGE
                                                              ----
INFORMATION CONCERNING CHIQUITA.............................   43
     General................................................   43
     Chiquita's Reasons for the Merger......................   43
DESCRIPTION OF CHIQUITA STOCK...............................   43
  Description of Chiquita Common Stock......................   44
  Description of Chiquita Preferred Stock...................   44
  Description of Chiquita Preference Stock..................   45
COMPARISON OF SHAREHOLDERS' RIGHTS..........................   46
  Directors.................................................   46
  Voting Rights Generally...................................   47
  Special Meetings of Shareholders..........................   47
  Charter Amendments........................................   48
  Mergers, Consolidations and Sales of Assets...............   48
  Appraisal Rights..........................................   49
  Transactions Involving Directors..........................   49
  Anti-Takeover Provisions; Transactions with Interested
     Shareholders...........................................   50
  Liability and Indemnification.............................   51
LEGAL MATTERS...............................................   52
EXPERTS.....................................................   52
ELECTION OF DIRECTORS (Proposal No. 2)......................   53
MEETINGS OF THE STOKELY BOARD OF DIRECTORS AND ITS
  COMMITTEES................................................   55
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS............   56
  Executive Compensation....................................   56
  Severance Agreement with Mr. Wiersma......................   57
  Employment Agreements.....................................   57
  Deferred Compensation Plan for Key Executives.............   58
  Deferred Compensation Agreement...........................   58
  Benefits..................................................   58
  Stock Option Plans........................................   59
  Directors' Compensation...................................   60
COMPENSATION COMMITTEE REPORT...............................   61
COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN PERFORMANCE
  GRAPH FOR STOKELY USA, INC. ..............................   63
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.............   64
INDEPENDENT AUDITORS........................................   65
CERTAIN TRANSACTIONS........................................   65
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.....   65
PROPOSAL TO ADJOURN THE ANNUAL MEETING (Proposal No. 3).....   66
PROPOSALS BY STOKELY SHAREHOLDERS...........................   66
OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE ANNUAL
  MEETING...................................................   66
APPENDIX A: Agreement and Plan of Reorganization............  A-1
APPENDIX B: Opinion of Financial Advisor....................  B-1

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained, or incorporated by reference, in this Proxy Statement/Prospectus and its Appendices. Unless otherwise defined herein, capitalized terms used in this summary have the meanings ascribed to them elsewhere in this Proxy Statement/Prospectus. Shareholders are urged to read this Proxy Statement/Prospectus and its Appendices in their entirety. As used in this Proxy Statement/Prospectus, the terms "Chiquita" and "Stokely" refer to such corporations, respectively, and where the context requires, such corporations and their subsidiaries on a consolidated basis.

                                 THE COMPANIES

CHIQUITA...................  Chiquita is a leading international marketer, producer and distributor of bananas and other quality fresh and processed food products sold under the Chiquita and other brand names. In addition to bananas, these products include other tropical fruit, such as mangoes, kiwi and citrus, and a wide variety of other fresh produce. Chiquita's products also include fruit and vegetable juices and beverages; processed bananas and other processed fruits and vegetables; fresh cut and ready-to-eat salads; and edible oil-based consumer products.

                             Chiquita's Friday Canning Corporation,
                             headquartered in New Richmond, Wisconsin, operates vegetable canning facilities in Wisconsin. In September 1997, Chiquita acquired the Owatonna Canning group of companies (the "Owatonna Companies") and signed a definitive agreement to acquire American Fine Foods, Inc. ("AFF"). The AFF acquisition was completed in early December 1997. These companies produce and sell processed vegetables in the private label, food service and branded segments, both domestically and for export. The principal executive offices of Chiquita are located at 250 East Fifth Street, Cincinnati, Ohio 45202 and the telephone number is (513) 784-8000. See "AVAILABLE INFORMATION" and "INFORMATION CONCERNING CHIQUITA."

STOKELY....................  Stokely produces a broad range of canned vegetables in the United States under customer private labels and under the Stokely's Finest(R), Stokely's Gold(TM) and other brand labels. Stokely sells brand label vegetables through the retail, foodservice and industrial channels of distribution and sells private label canned vegetables to many supermarket chains and wholesalers. Stokely also exports canned vegetables to Europe and Asia. Prior to February 1996, Stokely also processed, marketed and sold frozen vegetables, primarily in bulk size quantities for the industrial market. In February 1996, Stokely announced it was exiting the frozen vegetable processing business and sold essentially all of the assets of this business during fiscal 1997. The principal executive offices of Stokely are located at 1230 Corporate Center Drive, Oconomowoc, Wisconsin 53066, and its telephone number is (414) 569-1800. See "AVAILABLE INFORMATION."

ACQUISITION SUB............  Acquisition Sub is a Wisconsin corporation and a direct wholly-owned subsidiary of Chiquita which was incorporated on August 27, 1997 in order to effectuate the Merger. Acquisition Sub has not transacted, and is not expected to transact, any business or take any actions other than in connection with the Merger.

                               THE ANNUAL MEETING

TIME, DATE AND PLACE.......  The Annual Meeting will be held on January 15, 1998 at the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin commencing at 10:00 a.m., local time, subject to any adjournments or postponements thereof. See "THE ANNUAL MEETING -- Place, Time and Date."

PURPOSES OF THE ANNUAL
  MEETING..................  The purposes of the Annual Meeting are to consider and vote upon a proposal to approve the Merger and the Merger Agreement attached hereto as Appendix A and to elect three directors to serve until consummation of the Merger or, if the Merger is not consummated, for a three year term expiring at the 2000 annual meeting of shareholders or until their successors have been elected and qualified. The Stokely Board also is soliciting proxies for approval to adjourn the Annual Meeting for the purpose of soliciting additional votes in favor of the Merger Agreement in the event that the required vote for approval and adoption of the Merger Agreement has not been obtained by the date of the Annual Meeting. See "THE ANNUAL MEETING -- Purpose."

RECORD DATE; SHARES
  ENTITLED TO VOTE.........  Holders of record of shares of Stokely Common Stock as of the close of business on November 20, 1997, the Voting Record Date, are entitled to notice of and to vote at the Annual Meeting. On November 20, 1997, there were 11,390,871 shares of Stokely Common Stock outstanding, each of which is entitled to one vote on each matter to be acted upon or which may properly come before the Annual Meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to being voted at the Annual Meeting or any postponements or adjournments thereof. See "THE ANNUAL MEETING -- Voting Record Date; Shares Entitled to Vote."

                                   THE MERGER

VOTE REQUIRED..............  The approval of the Merger Agreement by Stokely shareholders will require the affirmative vote of the holders of two-thirds of the outstanding shares of Stokely Common Stock. Stokely's directors and executive officers and their affiliates beneficially own 3.45% of the outstanding shares of Stokely Common Stock and intend to vote in favor of the Merger. See "THE ANNUAL MEETING -- Vote Required."

                             THE REQUIRED VOTE OF STOKELY SHAREHOLDERS ON THE MERGER AGREEMENT IS BASED UPON THE TOTAL NUMBER OF OUTSTANDING SHARES OF STOKELY COMMON STOCK, AND NOT JUST THOSE REPRESENTED AT THE ANNUAL MEETING.

                             ACCORDINGLY, THE FAILURE TO SUBMIT A PROXY CARD (OR, IF THE SHARES ARE HELD BY A BROKER, TO RETURN VOTING INSTRUCTIONS) OR TO VOTE IN PERSON AT THE ANNUAL MEETING, OR THE ABSTENTION FROM VOTING BY A STOKELY SHAREHOLDER, WILL HAVE THE SAME EFFECT AS A "NO" VOTE WITH RESPECT TO THE MERGER AGREEMENT. BROKER NON-VOTES WILL NOT BE COUNTED AS HAVING BEEN VOTED IN PERSON OR BY PROXY AT THE ANNUAL MEETING AND WILL HAVE THE SAME EFFECT AS A "NO" VOTE WITH RESPECT TO THE MERGER AGREEMENT.

THE MERGER TRANSACTION.....  In the Merger: (i) Acquisition Sub will be merged with and into Stokely, and Stokely will be the surviving corporation and become a direct, wholly-owned subsidiary of Chiquita, and (ii) outstanding shares of Stokely Common Stock will be converted into the right to receive shares of Chiquita Common Stock. Each outstanding share of Stokely Common Stock will be converted into a fractional share of Chiquita Common Stock having a value of $1.00. The size of the fractional amount will be based on the average closing price of Chiquita Common Stock on the NYSE over the 15 trading days preceding the Merger. The number of whole shares of Chiquita Common Stock to be received by each Stokely shareholder will depend on the number of shares of Stokely Common Stock held by the shareholder. No fractional shares of Chiquita Common Stock will be issued and cash will be paid in lieu of fractional shares.

                             Additionally, in connection with the Merger: (i) holders of $31.8 million principal amount of Stokely debt have agreed to exchange that indebtedness for shares of Chiquita Common Stock;
                             (ii) certain Stokely suppliers have agreed to forgive $1.0 million in accounts receivable; and
                             (iii) Stokely's revolving credit lender has agreed to leave in place at least $20 million of outstanding revolving credit indebtedness. See "PROPOSAL TO APPROVE THE MERGER -- The Merger Agreement."

OUTSTANDING CHIQUITA COMMON
  STOCK....................  As of December 8, 1997, there were outstanding
                             61,029,563 shares of Chiquita Common Stock. In the Merger, up to approximately 800,000 shares of Chiquita Common Stock will be issued to holders of Stokely Common Stock and up to approximately 2,400,000 shares will be issued in exchange for certain debt of Stokely. If 3.2 million total shares are issued in the Merger, they will represent approximately 5% of the then outstanding Chiquita Common Stock.

STOKELY'S RECENT FINANCIAL
  RESULTS AND MARKET FOR
  STOKELY COMMON STOCK.....  For the three and six months ended September 30,
                             1997, Stokely posted net losses of $3.9 million and $6.7 million, respectively, largely due to continued low selling prices. The low selling prices that prevailed during the first quarter of fiscal 1998 continued through the second quarter, and continue to be depressed. Current selling prices remain below year-ago levels, historical averages and levels anticipated at the beginning of the fiscal year by Stokely management based on industry planting intentions reported by the USDA in April 1997, which indicated significant reductions in planting from prior years. Furthermore, since May 1997, Stokely has been in violation of certain covenants applicable to its Senior Secured Notes due January 2000 (which constitutes an event of default) and certain of its Industrial Development Revenue Bonds ("IRBs"). Since July 1997, Stokely also has been in violation of certain covenants applicable to most of its other IRBs. Through December 5, 1997, Stokely has not been notified by any of these debt-holders that they intend to accelerate the maturity date of their obligations as a result of the events of default or the covenant violations.

                             Stokely's deteriorating operating results and financial condition and anticipated liquidity problems are of sufficient severity and magnitude that it will be unable to continue normal operations or achieve profitability for an extended period absent a sale of Stokely. Based upon these subsequent-occurring events, Deloitte & Touche LLP, Stokely's independent auditors, issued a revised audit opinion for the fiscal year ended March 31, 1997, indicating that these events raise substantial doubt about Stokely's ability to continue as a going concern.

                             Additionally, on November 24, 1997, Stokely received notification from The Nasdaq Stock Market, Inc. ("Nasdaq") that, based on their review of Stokely's Form 10-Q for the quarter ended September 30, 1997, the Stokely Common Stock appears to no longer meet the requirements for continued inclusion in the Nasdaq National Market as a result of Stokely's net tangible assets falling below the required $4.0 million level. If upon further review, after submission by Stokely of additional information, Nasdaq determines that the Stokely Common Stock does not warrant continued inclusion, it will commence the delisting process. Stokely anticipates that if this process is commenced in the near future, the Stokely Common Stock may be formally delisted as early as January 1998. Stokely's inability to continue to list the Stokely Common Stock on Nasdaq is likely to have the effect of decreasing the depth, liquidity and orderliness of the public market for shares of Stokely Common Stock. Holders of Stokely Common Stock should recognize that the absence of an active trading market may make it more difficult to sell shares of, and adversely affect the market price of, Stokely Common Stock.

BACKGROUND OF AND REASONS
FOR MERGER.................  The Stokely Board of Directors has explored multiple alternatives to the proposed Merger with the assistance of its outside financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), and has concluded that Stokely's deteriorating operating results and financial condition, and anticipated liquidity problems, are of sufficient severity and magnitude that it will be unable to continue normal operations or achieve profitability for an extended period absent a sales transaction. Stokely's restructuring efforts over the past several years have been unsuccessful due to economic, market and competitive pressures, combined with Stokely's high debt level, and the Stokely Board has determined that there is no feasible financing alternative to the Merger. In addition, the alternative of a bankruptcy filing was considered with the assistance of an outside bankruptcy expert, Silverman Korenthal & Co. The Stokely Board and management agreed with the outside bankruptcy expert that this option would not yield the maximum benefit to Stokely shareholders. In light of the foregoing, in early 1997, the Stokely Board authorized DLJ to conduct a formal auction of Stokely. The Chiquita proposal, as provided for in the Merger Agreement, was the best offer received and, the Stokely Board believes, is the best alternative available to Stokely and its shareholders. See "PROPOSAL TO APPROVE THE MERGER -- Background of and Reasons for the Merger."

RECOMMENDATION OF STOKELY'S
  BOARD OF DIRECTORS.......  The Board of Directors of Stokely unanimously recommends that shareholders vote FOR the Merger Agreement. The Board believes that the terms of the Merger Agreement are in the best interests of holders of Stokely Common Stock and that the Merger affords shareholders of Stokely the opportunity to receive fair value for their shares. See "PROPOSAL TO APPROVE THE MERGER -- Recommendation of the Stokely Board."

OPINION OF FINANCIAL
ADVISOR....................  DLJ was retained by the Stokely Board to act as its financial advisor. DLJ has carefully reviewed the proposed Merger. DLJ has delivered to the Stokely Board its written opinions dated September 17, 1997 and the date of this Proxy Statement/Prospectus, to the effect that as of such dates the Exchange Ratio (as defined below) was fair from a financial point of view to the holders of Stokely Common Stock. Shareholders of Stokely should read DLJ's opinion, which sets forth the assumptions it made, matters it considered and limits of its review, and which is set forth in its entirety as Appendix B to this Proxy Statement/Prospectus. See "PROPOSAL TO APPROVE THE MERGER -- Opinion of Financial Advisor."

STOKELY'S POSITION
REGARDING FAIRNESS OF THE
  MERGER...................  In arriving at its recommendation in favor of the
                             Merger, the Stokely Board considered a number of factors, including without limitation: (i) the receipt of the fairness opinion from DLJ, and the bases upon which DLJ relied in order to render its opinion; (ii) Stokely's deteriorating operating results and financial condition; (iii) the absence of other alternatives to the Merger, including restructuring, financing or other strategic combination alternatives; (iv) the estimated impact of bankruptcy on Stokely's shareholders and creditors; (v) the historical market prices of shares of Stokely Common Stock; (vi) the terms of the Merger; and (vii) the status of Stokely should the Merger not be approved or consummated. See "PROPOSAL TO APPROVE THE MERGER -- Background of and Reasons for the Merger," "PROPOSAL TO APPROVE THE MERGER -- Recommendation of the Stokely Board" and "PROPOSAL TO APPROVE THE MERGER -- Opinion of Financial Advisor."

CONSIDERATION OF HISTORICAL
  MARKET PRICES OF STOKELY
  COMMON STOCK.............  In the Merger, each outstanding share of Stokely
                             Common Stock will be converted into the right to receive a fractional share of Chiquita Common Stock having a value of $1.00, which is less than the $1.56 per share closing price of Stokely Common Stock on September 17, 1997, the last full trading day immediately preceding the public announcement of the signing of the Merger Agreement. The market prices for the shares of Stokely Common Stock ranged from a high of $2.50 to a low of $0.625 between the period beginning January 1, 1997 and ending September 17, 1997. In evaluating the proposed terms of the Merger, the Stokely Board and DLJ reviewed the historical market price data and noted that one buyer, Exeter Ventures, UBOT ("Exeter"), an entity unrelated to the Company, its directors or executive officers, bought a large (8%) position in Stokely on June 27, 1997, a date upon which some of the trades of Stokely Common Stock were executed at $0.625 per share, and made a public announcement that it had done so. In the three weeks following that public announcement, the stock rose from $0.625 per share to $2.50 per share, on particularly strong volume, before falling off to approximately $1.50 per share shortly before the announcement of the Merger. For the reasons set forth above and in "PROPOSAL TO APPROVE THE MERGER -- Background of the Merger", the Stokely Board and DLJ felt that Stokely's stock price was not an accurate reflection of the equity value of the Company at the time of announcement of the Merger. See "PROPOSAL TO APPROVE THE MERGER -- Recommendation of the Stokely Board."

SECURITY OWNERSHIP OF
  STOKELY COMMON STOCK.....  On November 20, 1997, directors and executive officers of Stokely beneficially owned 393,422 shares of Stokely Common Stock, or 3.45% of the outstanding shares of Stokely Common Stock, not including 55,500 shares subject to options which were not exercised prior to the Voting Record Date and cannot be voted at the Annual Meeting. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS."

EFFECTIVENESS OF THE
  MERGER...................  It is expected that the Merger will occur as promptly as practicable after the requisite shareholder approval has been obtained and all other conditions to the Merger have been satisfied or waived. See "PROPOSAL TO APPROVE THE MERGER -- The Merger Agreement: Conditions; Waivers."

EXCHANGE OF CERTIFICATES;
  DELIVERY OF CHIQUITA
  COMMON STOCK.............  Shortly after approval and completion of the
                             Merger, Stokely shareholders will be sent a letter of transmittal (with instructions) to be used to exchange their Stokely Common Stock certificates for Chiquita Common Stock certificates. PLEASE DO NOT SEND IN YOUR CERTIFICATES FOR STOKELY COMMON STOCK UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS. See "PROPOSAL TO APPROVE THE MERGER -- The Merger Agreement: Conversion of Stokely Common Stock in the Merger."

CONDITIONS TO THE MERGER;
  TERMINATION OF THE MERGER
  AGREEMENT................  The obligations of Chiquita and/or Stokely to consummate the Merger are subject to the satisfaction, or in certain cases waiver, of certain conditions, including: (i) requisite shareholder approval having been obtained; (ii) no court or governmental or regulatory proceedings having been commenced or threatened seeking to prevent the Merger; (iii) all options and warrants to purchase Stokely Common Stock having been cancelled; (iv) holders of at least $31.8 million of Stokely debt having exchanged such indebtedness for Chiquita Common Stock and, with limited exceptions, there being no default as to the non-exchanging debt; (v) Stokely's suppliers having forgiven at least $1.0 million in accounts receivable; (vi) Stokely's net losses for the quarter ended December 31, 1997 being within certain limitations; and (vii) Stokely's revolving credit lender leaving in place at least $20 million of outstanding revolving credit indebtedness. See "PROPOSAL TO APPROVE THE MERGER -- The Merger
                             Agreement: Conditions; Waivers."

                             Notwithstanding the approval and adoption of the Merger Agreement by the shareholders of Stokely, the Merger Agreement is subject to termination at the option of either Chiquita or Stokely if the Merger is not consummated on or before January 31, 1998 (unless waived by mutual consent of the parties), and on or prior to such time upon the occurrence of certain other events. See "PROPOSAL TO APPROVE THE MERGER -- The Merger Agreement:
                             Amendment; Termination."

INTERESTS OF CERTAIN
  PERSONS IN THE MERGER....  Certain members of the Stokely Board and management may be deemed to have interests in the Merger in addition to their interests, if any, as holders of Stokely Common Stock. These interests include, among other things: (i) rights of certain executive officers to payments under Change in Control Contingent Employment Agreements if such officers are terminated for any reason other than for "cause", or they elect to terminate their employment for a permitted reason, at or following the Merger; (ii) rights of certain directors and executive officers to benefits under certain retirement benefit plans maintained by Stokely;
                             (iii) rights of certain executive officers to continued participation following the Merger in Stokely's Split Dollar Life Insurance Plan; (iv) rights of certain executive officers to continued participation following the Merger under deferred compensation agreements previously entered into with Stokely; and (v) indemnification rights of the executive officers and directors of Stokely following the Merger.

                             In addition, Mr. Stephen W. Theobald, Stokely's President and Chief Executive Officer, will receive a retention bonus equal to his current annual salary of $170,500 if the Merger is consummated and he remains in the employ of Stokely; the bonus would be paid as follows: (1) one-half (or $82,250) on the date of the Merger if he remains in the employ of Stokely up to such date, and (2) one-half (or $82,250) on June 30, 1998, if he remains in the employ of Stokely up to such date. See "PROPOSAL TO APPROVE THE MERGER -- Interests of Certain Persons in the Merger."

TERMINATION FEE............  If the Merger is not approved by the Stokely shareholders or is not completed for certain other reasons, Stokely is obligated to pay Chiquita a fee of $250,000 and to issue to Chiquita a number of shares of Preferred Stock of Stokely having a redemption value of $2,750,000 ("Stokely Preferred Stock"). Additionally, if within twelve months of the termination of the Merger Agreement, a person or entity other than Chiquita acquires Stokely or a majority interest in Stokely, or if Stokely agrees to such a transaction, Stokely is obligated to pay Chiquita $3,000,000. If a termination fee already has been paid, no additional fee will be owed, but the Stokely Preferred Stock will be required to be redeemed as provided in the Merger Agreement. See "PROPOSAL TO APPROVE THE MERGER -- The Merger
                             Agreement: Termination Fee."

NO APPRAISAL OR DISSENTERS'
  RIGHTS...................  Under the Wisconsin Business Corporation Law (the
                             "WBCL"), holders of shares of a Wisconsin corporation quoted on the Nasdaq National Market on the record date for a meeting at which shareholders are to vote on a merger are not entitled to appraisal or dissenters' rights. Shares of Stokely Common Stock were quoted on the Nasdaq National Market on the Voting Record Date. Therefore, holders of Stokely Common Stock are not entitled to dissenters' rights in connection with the Merger. See "PROPOSAL TO APPROVE THE MERGER -- The Merger
                             Agreement: No Appraisal or Dissenters' Rights."

ACCOUNTING TREATMENT.......  The Merger will be accounted for as a purchase of
                             Stokely by Chiquita for accounting and financial reporting purposes.

CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES.............  The Merger is intended to be a tax-free reorganization so that no gain or loss would be recognized by any holder of Stokely Common Stock upon the receipt of Chiquita Common Stock in connection with the Merger (except upon the receipt of cash in lieu of any fractional share of Chiquita Common Stock). Stokely has received an opinion of counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). See "PROPOSAL TO APPROVE THE MERGER -- The Merger Agreement: Certain Federal Income Tax Consequences of the Merger."

               CHIQUITA SUMMARY HISTORICAL FINANCIAL INFORMATION

     The summary historical financial information of Chiquita set forth below for the years ended December 31, 1992 through December 31, 1996 was derived from Chiquita's audited consolidated financial statements. The information set forth below for interim periods was derived from Chiquita's unaudited consolidated financial statements and, in the opinion of management, includes all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for the interim periods. This information should be read in conjunction with the financial statements and other financial information which are incorporated into this Proxy Statement/Prospectus by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Results for interim periods are subject to significant seasonal variations and are not necessarily indicative of the results for a full fiscal year.

                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                       -----------------------   --------------------------------------------------------------
                                          1997         1996         1996         1995         1994         1993         1992
                                          ----         ----         ----         ----         ----         ----         ----
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales...........................   $1,833,904   $1,880,085   $2,435,248   $2,565,992   $2,505,826   $2,532,925   $2,723,250
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss)(1)..........      133,907      148,842       84,336      175,770       71,185      103,848      (96,588)
Interest income.....................       12,481       21,976       28,276       28,157       22,902       20,377       43,301
Interest expense....................      (82,482)    (100,742)    (130,232)    (163,513)    (167,464)    (169,789)    (155,036)
Other income (expense), net.........          656          656          892        1,455        2,566        6,483       (8,385)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) from continuing
    operations before income
    taxes...........................       64,562       70,732      (16,728)      41,869      (70,811)     (39,081)    (216,708)
Income taxes........................       (8,200)     (11,000)     (11,000)     (13,900)     (13,500)     (12,000)      (5,000)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) from continuing
    operations......................       56,362       59,732      (27,728)      27,969      (84,311)     (51,081)    (221,708)
Discontinued operations(2)..........           --           --           --      (11,197)      35,611           --      (62,332)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) before extraordinary
    item............................       56,362       59,732      (27,728)      16,772      (48,700)     (51,081)    (284,040)
Extraordinary loss from debt
  refinancing.......................           --      (22,838)     (22,838)      (7,560)     (22,840)          --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income (loss)...............   $   56,362   $   36,894   $  (50,566)  $    9,212   $  (71,540)  $  (51,081)  $ (284,040)
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Fully diluted earnings (loss) per
  common share:
    Continuing operations...........   $     0.77   $     0.93   $    (0.72)  $     0.37   $    (1.76)  $    (0.99)  $    (4.28)
    Discontinued operations(2)......           --           --           --        (0.21)        0.69           --        (1.20)
    Extraordinary item..............           --        (0.41)       (0.41)       (0.14)       (0.44)          --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income (loss)...............   $     0.77   $     0.52   $    (1.13)  $     0.02   $    (1.51)  $    (0.99)  $    (5.48)
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA:
    Cash and marketable
      securities....................   $  172,330   $  286,615   $  285,558   $  271,418   $  165,523   $  151,226   $  413,181
    Working capital.................      359,232      425,988      379,977      366,893      230,434      266,793      482,338
    Total assets....................    2,415,198    2,544,441    2,466,934    2,623,533    2,774,239    2,722,824    2,873,699
    Short-term debt.................      126,825      145,667      135,089      172,333      221,051      192,207      229,286
    Long-term debt..................      981,346    1,077,643    1,079,251    1,242,046    1,364,836    1,438,378    1,411,319
    Shareholders' equity............      812,676      816,045      724,253      672,207      644,809      584,069      667,962
OTHER DATA:
    Capital expenditures(3).........   $   52,096   $   57,637   $   74,641   $   64,640   $  136,981   $  196,554   $  472,273
    Dividends declared per common
      share.........................   $     0.15   $     0.15   $     0.20   $     0.20   $     0.20   $     0.44   $     0.66

-------------------------
(1) Includes the following unusual items:

    - write-downs and costs of $70 million in 1996 resulting from industry-wide flooding in Costa Rica, Guatemala and Honduras, certain strategic undertakings designed to achieve further long-term reductions in the delivered product cost of bananas, and certain claims relating to prior European Union quota restructuring actions; $12 million of these charges, relating to flooding in Costa Rica, are included in the nine months ended September 30, 1996;

    - a net gain of $19 million in 1995 resulting primarily from divestitures of operations and sales of older ships;

    - charges and losses of $67 million in 1994 resulting primarily from farm closings and write-downs of banana cultivations following a strike in Honduras and the substantial reduction of the Company's Japanese "green" banana trading operations; and

    - restructuring and reorganization charges of $61 million in 1992.

(2) Includes net operating results (and, in 1992, provision for loss on disposal) of the Company's Meat Division operations, which were sold in December 1995. See Note 2 to Chiquita's Consolidated Financial Statements for the year ended December 31, 1996.

(3) Includes capital expenditures in connection with the acquisition of ships and containers of approximately $70 million in 1994, $120 million in 1993 and $280 million in 1992.

                STOKELY SUMMARY HISTORICAL FINANCIAL INFORMATION

     The summary historical financial information of Stokely set forth below for the fiscal years ended March 31, 1993 through March 31, 1997 was derived from Stokely's audited consolidated financial statements. The information set forth below for interim periods was derived from Stokely's unaudited consolidated financial statements and, in the opinion of management, includes all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for the interim periods. This information should be read in conjunction with the financial statements and other financial information which are incorporated into this Proxy Statement/Prospectus by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Results for interim periods are subject to significant seasonal variations and are not necessarily indicative of the results for a full fiscal year.

                               SIX MONTHS ENDED
                                SEPTEMBER 30,                    AT OR FOR THE YEAR ENDED MARCH 31,
                             --------------------    ----------------------------------------------------------
                               1997      1996(A)     1997(A)     1996(A)       1995        1994      1993(B)(C)
                               ----      -------     -------     -------       ----        ----      ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Net sales................  $ 74,009    $ 93,973    $184,850    $206,251    $231,422    $256,145     $281,382
  Net earnings (loss)......    (6,682)    (19,175)    (20,923)    (28,821)        570      (2,215)     (31,127)
  Net earnings (loss) per
    share..................     (0.59)      (1.69)      (1.84)      (2.54)       0.06       (0.27)       (3.75)
BALANCE SHEET DATA:
  Total assets.............   148,797     177,992    $130,742    $175,721    $181,294    $158,535     $232,843
  Short-term debt(d).......    91,025      48,436      18,135      35,037      21,827      21,860       59,712
  Long-term debt (less
    current maturities)....     2,100      55,951      68,041      77,230      78,497      80,438       82,854
  Stockholders' equity.....     2,109      10,539       8,807      29,567      58,378      32,640       34,777
COMMON STOCK DATA:
  Stockholders' equity per
    share..................  $   0.19    $   0.93    $   0.78    $   2.61    $   5.15    $   3.92     $   4.18
  Dividends declared per
    share..................        --          --          --          --          --          --           --
  Shares outstanding at
    period end.............    11,391      11,373      11,374      11,326      11,325       8,325        8,316

-------------------------
(a) Stokely recorded nonrecurring charges of $12,929 and $12,500 in the first six months of fiscal 1997 and the fourth quarter of fiscal 1996, respectively. These charges accounted for $1.14 and $1.10 of the loss per share in fiscal 1997 and fiscal 1996, respectively. The non-recurring charge in fiscal 1997 relates primarily to the restructuring of Stokely's core canned vegetable business. The non-recurring charge in fiscal 1996 relates to Stokely's decision to exit its frozen vegetable business. For a further description of these charges, see Note J to Notes to Consolidated Financial Statements in Stokely's Form 10-K (as amended) for the fiscal year ended March 31, 1997.

(b) In connection with a restructuring plan, Stokely sold, closed or downsized certain processing facilities, resulting in a nonrecurring charge during fiscal 1993 from the write-down of such processing facilities, equipment and inventories to their estimated net realizable value and from provisions for severance, consolidation costs and plant closing costs. This restructuring resulted in a pre-tax charge of $21,145 or a $2.54 loss per share.

(c) Fiscal 1993 includes a charge of $1,650, or a $0.20 loss per share, due to a post-retirement benefits accounting method change.

(d) Short-term debt includes Notes Payable, Current Maturities on Long-term Debt and Additional Long-term Debt Classified as Current.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION

     The summary unaudited pro forma financial information set forth below gives effect to the Merger, as well as the recent acquisitions by Chiquita of the Owatonna Companies and AFF. For financial reporting purposes, each transaction has been or will be accounted for as a purchase. The unaudited pro forma income statement information for the year ended December 31, 1996 and for the nine months ended September 30, 1997 have been prepared assuming all of the acquisitions had occurred on January 1, 1996. The unaudited pro forma balance sheet information at September 30, 1997 has been prepared assuming the Merger and AFF acquisition had occurred on September 30, 1997. This pro forma information is not necessarily indicative of the actual operating results or financial position that would have occurred if the Merger or the acquisitions of the Owatonna Companies and AFF had been consummated as of the assumed dates, nor is it necessarily indicative of future operating results or financial position. This information should be read in conjunction with the more detailed pro forma financial information appearing herein under "PRO FORMA FINANCIAL INFORMATION" and the separate historical consolidated financial statements of Chiquita and Stokely which are incorporated by reference in or delivered with this Proxy Statement/Prospectus.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                NINE MONTHS ENDED        YEAR ENDED
                                                                SEPTEMBER 30, 1997    DECEMBER 31, 1996
                                                                ------------------    -----------------
INCOME STATEMENT DATA
Net sales...................................................        $2,041,792           $2,736,023
Operating income............................................           137,683               85,115(a)
Income (loss) before extraordinary item.....................            55,716              (32,874)(a)
Income (loss) per share before extraordinary item (primary
  and fully diluted)........................................               .66                 (.71)(a)
BALANCE SHEET DATA
Total assets................................................        $2,593,372
Long-term debt..............................................           983,446
Shareholders' equity........................................           885,328
Book value per share of Common Stock........................              9.84
Common shares outstanding...................................            64,200

-------------------------
(a) The unaudited pro forma income statement information for the year ended December 31, 1996 does not reflect any adjustment to eliminate $12.9 million ($.20 per share on a pro forma basis) of nonrecurring charges of Stokely which are principally associated with the closing and write-down of plant and office facilities.

                           COMPARATIVE PER SHARE DATA

     The following table presents (i) certain per share data derived from the historical financial statements of Chiquita (which have been adjusted to reflect the recent acquisitions by Chiquita of the Owatonna Companies and AFF) and of Stokely, and (ii) unaudited pro forma per share data adjusted to reflect consummation of the Merger. The pro forma book value per share data have been prepared assuming the Merger and the acquisition of AFF occurred on September 30, 1997. The pro forma income (loss) and cash dividends per share data for the year ended December 31, 1996 and nine months ended September 30, 1997 have been prepared assuming all of the acquisitions occurred on January 1, 1996. The pro forma information is not necessarily indicative of the actual operating results or financial position that would have occurred if the Merger or the acquisitions of the Owatonna Companies and AFF had been consummated as of the assumed dates, nor is it necessarily indicative of future operating results or financial position.

                                                                 HISTORICAL
                                                                (ADJUSTED)(A)    PRO FORMA
            PER SHARE OF CHIQUITA COMMON STOCK:                 -------------    ---------
Nine months ended September 30, 1997
  Net income (primary and fully diluted)....................       $  .79          $ .66
  Book value................................................         9.60           9.84
  Cash dividends............................................          .15            .15
Year ended December 31, 1996
  Loss before extraordinary item (primary and fully
     diluted)...............................................       $ (.46)         $(.71)
  Book value................................................           (b)            (b)
  Cash dividends............................................          .20            .20

                                                                                 EQUIVALENT
                                                                 HISTORICAL      PRO FORMA
             PER SHARE OF STOKELY COMMON STOCK:                  ----------      ----------
Six months ended September 30, 1997
  Net income (loss) (primary and fully diluted).............       $ (.59)          $ .04(c)
  Book value................................................          .19             .66
  Cash dividends............................................           --             .01
Year ended March 31, 1997
  Net loss/Loss before extraordinary item on an equivalent
     pro forma basis (primary and fully diluted)............       $(1.84)          $(.05)(c)
  Book value................................................          .78              (b)
  Cash dividends............................................           --             .01

-------------------------
(a) The historical per share information of Chiquita has been adjusted to reflect the acquisitions by Chiquita of the Owatonna Companies and AFF. The historical book value per share data of Chiquita have been adjusted assuming the acquisition of AFF occurred on September 30, 1997. The historical income
    (loss) per share data of Chiquita for the nine months ended September 30, 1997 and for the year ended December 31, 1996 have been adjusted assuming these acquisitions occurred on January 1, 1996. See "CHIQUITA SUMMARY HISTORICAL FINANCIAL INFORMATION" for a summary of selected historical financial data that excludes these acquisitions.

(b) Because the historical (adjusted) and pro forma book value per share data of Chiquita Common Stock have been prepared assuming all of the acquisitions occurred on September 30, 1997, the book value per share amounts for Chiquita Common Stock at December 31, 1996 and the equivalent pro forma book value per share amount for Stokely Common Stock at March 31, 1997 are not meaningful.

(c) The equivalent pro forma income (loss) per share amounts for Stokely Common Stock have been determined by multiplying the Chiquita pro forma income
    (loss) per share amounts for the nine months ended September 30, 1997 and the year ended December 31, 1996 by an assumed exchange ratio of approximately .07 share of Chiquita Common Stock for each share of Stokely Common Stock.

                    COMPARATIVE PER SHARE MARKET INFORMATION

     Chiquita Common Stock and Stokely Common Stock are both publicly traded. Chiquita Common Stock is listed on the NYSE and on the Boston and Pacific Stock Exchanges and Stokely Common Stock currently is listed on the Nasdaq National Market. The information presented in the table below represents the high and low sales prices per share reported for each security during the periods indicated on the NYSE and Nasdaq, respectively.

                                                                 PRICE PER SHARE OF COMMON STOCK
                                                                ----------------------------------
                                                                    CHIQUITA           STOKELY
                                                                ----------------    --------------
                                                                 HIGH      LOW      HIGH      LOW
                                                                 ----      ---      ----      ---
QUARTER ENDED:
1995
March 31....................................................    $14.50    $12.25    $6.13    $5.13
June 30.....................................................     14.00     12.63     6.63     5.13
September 30................................................     17.25     13.63     7.44     5.13
December 31.................................................     18.00     13.38     6.94     4.88
1996
March 31....................................................     16.38     12.63     5.25     2.38
June 30.....................................................     15.50     13.00     3.81     2.38
September 30................................................     13.50     11.50     3.63     2.13
December 31.................................................     13.88     11.50     2.88     1.25
1997
March 31....................................................     16.00     12.75     2.00     1.25
June 30.....................................................     15.88     13.75     1.88      .63
September 30................................................     16.13     13.75     2.50      .81
December 31.................................................     18.00     15.94      .97      .69
(through December 8, 1997)

     On September 17, 1997, the last full day of trading immediately preceding the public announcement of the signing of the Merger Agreement, the closing prices of Chiquita Common Stock and Stokely Common Stock were $14.56 and $1.56, respectively. The equivalent market value of Stokely Common Stock at such date after giving effect to the Merger would be $1.00 per share based upon the issuance of approximately .07 share of Chiquita Common Stock for each share of Stokely Common Stock. On December 8, 1997, the closing prices per share of Chiquita Common Stock and Stokely Common Stock were $17.00 and $.72, respectively. See "-- The Merger: Stokely's Recent Financial Results and Market for Stokely Common Stock" and "-- The Merger: Consideration of Historical Market Prices of Stokely Common Stock."

                                  RISK FACTORS

     Prospective investors should carefully consider the following information before making a decision concerning the Merger and the acquisition of Chiquita Common Stock. This information should be read in conjunction with the other information set forth or incorporated by reference in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     RECENT LOSSES. From 1984 to 1991, Chiquita reported a continuous record of growth in annual earnings. However, Chiquita reported losses from continuing operations for 1992, 1993, 1994 and 1996 of $222 million, $51 million, $84 million and $28 million, respectively, and earnings of $28 million in 1995. The 1994 loss included charges and losses totaling $67 million resulting primarily from farm closings and banana cultivation write-downs in Honduras following an unusually severe strike and the substantial reduction of Chiquita's Japanese "green" banana trading operations. The 1995 earnings included a net gain of $19 million primarily resulting from divestitures of operations, sales of older ships and other actions taken as part of Chiquita's ongoing program to improve shareholder value. The 1996 loss included write-downs and costs of $70 million resulting from industry-wide flooding in Costa Rica, Guatemala and Honduras; certain strategic undertakings designed to achieve further long-term reductions in the delivered product cost of Chiquita bananas through the modification of distribution logistics and the wind-down of particular production facilities; and certain claims relating to prior EU quota restructuring actions.

     For the first nine months of 1997, the Company reported net income from continuing operations of $56 million, after giving effect to a loss of $28 million in the third quarter. At September 30, 1997, Chiquita's accumulated deficit totaled $103 million. The Company's interim results are subject to significant seasonal variations; typically the first six months of the calendar year are the stronger period. See "-- Competition and Pricing." Operating income in the third quarter of 1997 compared to the third quarter of 1996 was adversely affected by (1) a stronger dollar, mitigated in part by the Company's foreign currency hedging program, and (2) increased banana production costs arising from weather-related effects and other influences on current productivity; the adverse impact of these items was partially offset by the benefit of higher local currency pricing for bananas in Europe. These trends, including higher production costs, have continued into the fourth quarter.

     EUROPEAN UNION BANANA REGULATION. On July 1, 1993, the European Union ("EU") implemented a new quota regulation effectively restricting the volume of Latin American bananas imported into the EU, which had the effect of decreasing Chiquita's volume and market share in Europe. The quota regulation is administered through a licensing system which grants preferred status to producers and importers within the EU and its former colonies. The regulation also imposes quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. Since imposition of the EU quota regime, prices within the EU have increased to a higher level than the levels prevailing prior to the quota. Banana prices in other worldwide markets, however, have been lower than in years prior to the EU quota, as the displaced EU volume has entered those markets.

     In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels found the EU banana policy to be illegal. In March 1994, four of the countries which had filed GATT actions against the EU banana policy (Costa Rica, Colombia, Nicaragua and Venezuela) reached a settlement with the EU by signing a "Framework Agreement." The Framework Agreement authorizes the imposition of additional restrictive and discriminatory quotas and export licenses on U.S. banana marketing firms, while leaving EU firms exempt. Costa Rica and Colombia implemented this agreement in 1995, significantly increasing Chiquita's cost to export bananas from these countries.

     In July 1996, the EU adopted an interim measure that increased its annual banana quota to adjust for the entry of Sweden, Finland and Austria into the EU and made its preferential licensing system applicable to the increase. Prior to their entry into the EU, these countries had had unregulated banana markets in which Chiquita supplied a significant portion of the bananas. Implementation of the quota and licensing regime continues to evolve, and there can be no assurance that the EU banana regulation will not change further.

     In September 1994, Chiquita and the Hawaii Banana Industry Association made a joint filing with the Office of the U.S. Trade Representative ("USTR") under
Section 301 of the U.S. Trade Act of 1974, charging that the EU quota and licensing regime and the Framework Agreement are unreasonable, discriminatory, and a burden and restriction on U.S. commerce. In response to this petition, the U.S. Government initiated formal investigations of the EU banana import policy and of the Colombian and Costa Rican Framework Agreement export policies. In January 1995, the U.S. Government announced a preliminary finding against the EU banana import policy and, in January 1996, the USTR announced it had found the banana Framework Agreement export policies of Costa Rica and Colombia to be unfair.

     In September 1995, based on information obtained in the USTR's investigation under Section 301, the United States, joined by Guatemala, Honduras and Mexico, commenced a new international trade challenge against the EU regime using the procedures of the World Trade Organization ("WTO"). In February 1996, Ecuador, the world's largest exporter of bananas, joined the United States, Guatemala, Honduras and Mexico in challenging the EU regime and Framework Agreement under the WTO. During the fourth quarter of 1996, a WTO arbitration panel heard the case against the EU quota and licensing regime and Framework Agreement. In May 1997, the WTO panel hearing the case issued its final report, finding that the licensing and quota systems under the EU regime and the Framework Agreement violate numerous international trade obligations to the detriment of Latin American supplying countries and non-E.U. marketing firms such as Chiquita. In June 1997, the EU appealed the report and in September 1997 the WTO Appellate Body upheld the panel report. The full WTO body has adopted the panel and Appellate Body reports, which now require the EU to bring its import regime for bananas into conformity with these reports. In October 1997, the EU notified the WTO that it will honor its international obligations. The EU has a "reasonable" period of time (not to exceed 15 months) to implement the reports' recommendations. On December 1, 1997, the United States, Ecuador, Guatemala, Honduras and Mexico, the governments which originally filed the WTO proceeding, requested the WTO to appoint an arbitrator to determine the "reasonable period of time" for implementation by the EU of the final WTO panel and Appellate Body reports. If the EU fails to comply within a reasonable period of time, the injured governments may engage in retaliatory trade measures against the EU.

     Both the WTO and Section 301 authorize retaliatory measures, such as tariffs or withdrawal of trade concessions, against the offending countries. However, there can be no assurance as to the ultimate outcome of the WTO and
Section 301 proceedings, the nature and extent of actions that may be taken by the affected countries, or the impact on the EU quota regime or the Framework Agreement.

     LEVERAGE. As of September 30, 1997, Chiquita and its subsidiaries had short-term notes and loans payable of $36 million and long-term debt (including current maturities) of approximately $1.1 billion; the percentage of total debt to total capitalization for Chiquita was 58%. As of September 30, 1997, maturities for the remainder of 1997 and for the years 1998 through 2001 are $20 million, $88 million, $50 million, $41 million and $174 million, respectively.

     SUBSIDIARIES. Most of Chiquita's operations are conducted through its subsidiaries and Chiquita is therefore dependent on the cash flow of its subsidiaries to meet its obligations. The claims of holders of Chiquita Common Stock will be subordinate to any existing and future obligations of Chiquita and will be structurally subordinated to any existing and future obligations (whether or not for borrowed money) of its subsidiaries, many of which have direct obligations to lenders and other third-party creditors. As of September 30, 1997, the total debt of Chiquita's subsidiaries aggregated $411 million, of which $253 million represented non-recourse long-term debt of Chiquita's shipping subsidiaries secured by ships and related equipment and $36 million represented short-term notes and loans payable.

     COMPETITION AND PRICING. Approximately 60% of Chiquita's 1996 consolidated net sales were attributable to the sale of bananas. Banana marketing is highly competitive. While smaller companies, including growers' cooperatives, are a competitive factor, Chiquita's primary competitors are a limited number of other international banana importers and exporters. Chiquita has been able to obtain a premium price for its bananas due to its reputation for quality and its innovative marketing techniques. In order to compete successfully, Chiquita must be able to source bananas of uniformly high quality and, on a timely basis, transport and distribute them to worldwide markets. Bananas are highly perishable and must be brought to market and sold generally within 60 days after harvest. Therefore, the selling price which an importer receives for bananas depends on several factors, including: availability of bananas and other fruit in each market; the relative quality of competing fruit; and wholesaler and retailer acceptance of bananas offered by competing importers. Excess supplies may result in increased price competition. Competition in the sale of bananas also comes from other fresh fruit, which may be seasonal in nature. The resulting seasonal variations in demand cause banana pricing to be seasonal, with the first six months of the calendar year being the stronger period.

     Chiquita's vegetable canning business competes with numerous producers of both branded and private-label vegetables, as well as with numerous marketers of frozen and fresh vegetable products.

     ADVERSE WEATHER CONDITIONS AND CROP DISEASE. Bananas are vulnerable to adverse local weather conditions, which are quite common but difficult to predict, and to crop disease. These factors may result in lower sales volume and increased costs, but may also restrict worldwide supplies and lead to increased prices for bananas. However, competitors may be affected differently, depending upon their ability to obtain adequate supplies from sources in other geographic areas. Chiquita has a greater number and geographic diversity of sources of bananas than any of its competitors. During 1996, approximately 30% of all bananas sold by Chiquita were sourced from Panama. Bananas are sourced from numerous other countries, including Colombia, Costa Rica, Ecuador, Guatemala and Honduras which comprised 5% to 21% (depending on the country) of bananas sold by Chiquita during 1996.

     The vegetable processing industry is also affected by the availability of produce, which can vary due to local weather conditions.

     LABOR RELATIONS. Chiquita employs approximately 36,000 employees. Approximately 32,000 of these employees are employed in Central and South America, including 23,000 workers covered by approximately 70 labor contracts. Approximately 25 contracts covering approximately 10,000 employees are currently being renegotiated or expire through September 30, 1998. Strikes or other labor-related actions are sometimes encountered upon expiration of labor contracts or during the term of the contracts.

     OTHER RISKS OF INTERNATIONAL OPERATIONS. Certain of Chiquita's operations are heavily dependent upon products grown and purchased in Central and South American countries; at the same time, Chiquita's operations are a significant factor in the economies of many of these countries. These activities are subject to risks that are inherent in operating in these countries, including government regulation, currency restrictions and other restraints, risks of expropriation and burdensome taxes. There is also a risk that legal or regulatory requirements will be changed or that administrative policies will change. Certain of the activities are substantially dependent upon leases and other agreements with the governments of these countries. Chiquita's overall risk from these factors, as well as from political changes, is reduced by the large number and geographic diversity of its sources of bananas. Chiquita's worldwide operations and products are subject to numerous governmental regulations and inspections by environmental, food safety and health authorities. Although Chiquita believes it is substantially in compliance with such regulations, actions by regulators have in the past required, and in the future may require, operational modifications or capital improvements at various locations or the payment of fines and penalties, or both.

     SHARES AVAILABLE FOR FUTURE SALE. No prediction can be made as to the effect, if any, that future sales of shares of Chiquita Common Stock, or the availability of such shares for future sales, will have on the market price prevailing from time to time of Chiquita Common Stock. Sales of substantial amounts of Chiquita Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for Chiquita Common Stock. At December 8, 1997, there were outstanding 61,029,563 shares of Chiquita Common Stock, including 23,996,295 shares held, directly or indirectly, by American Financial Group, Inc. ("AFG"). The outstanding shares include approximately 3 million shares of Chiquita Common Stock issued in a private transaction in connection with the recent acquisition of the Owatonna Companies, of which up to 500,000 shares may be registered for resale between September 24, 1997 and September 23, 1998.

                                  INTRODUCTION

GENERAL

     This Proxy Statement/Prospectus is being furnished to the holders of Stokely Common Stock in connection with the solicitation of proxies by the Board of Directors of Stokely (the "Stokely Board"), for use at the Annual Meeting of Stokely to be held on January 15, 1998, at 10:00 a.m., Milwaukee, Wisconsin time, at the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin, or at any adjournments or postponements thereof. This Proxy Statement/Prospectus also constitutes the Prospectus of Chiquita with respect to up to 3,204,349 shares of Chiquita Common Stock to be issued to holders of Stokely Common Stock pursuant to the Merger Agreement and to certain holders of Stokely indebtedness upon consummation of the Merger.

     At the Annual Meeting, holders of record of Stokely Common Stock as of the close of business on November 20, 1997, the Voting Record Date, will consider and vote upon a proposal to approve the Merger Agreement. Pursuant to the Merger Agreement, Acquisition Sub will be merged with and into Stokely and Stokely will be the surviving corporation and will become a direct, wholly-owned subsidiary of Chiquita. In the Merger, each outstanding share of Stokely Common Stock will be converted into the right to receive a fractional share of Chiquita Common Stock having a value of $1.00. The size of the fractional amount will be based on the average closing price of Chiquita Common Stock on the NYSE over the 15 trading days preceding the Merger. The number of whole shares of Chiquita Common Stock to be received by each Stokely shareholder will depend on the number of shares of Stokely Common Stock held by the shareholder. No fractional shares of Chiquita Common Stock will be issued and cash (without interest) will be paid in lieu of fractional shares. Additionally, in connection with the Merger: (i) holders of $31.8 million principal amount of Stokely debt have agreed to exchange that indebtedness for shares of Chiquita Common Stock; (ii) certain Stokely suppliers have agreed to forgive $1.0 million in accounts receivable; and (iii) Stokely's revolving credit lender has agreed to leave in place at least $20 million of outstanding revolving credit. The Stokely Board has unanimously approved the terms of the Merger Agreement and recommends that shareholders of Stokely vote FOR the proposal to approve and adopt the Merger Agreement. See "PROPOSAL TO APPROVE THE MERGER."

PARTIES TO THE MERGER

     Chiquita is a leading international marketer, producer and distributor of bananas and other quality fresh and processed food products sold under the Chiquita and other brand names. In addition to bananas, these products include other tropical fruit, such as mangoes, kiwi and citrus, and a wide variety of other fresh produce. Chiquita's products also include fruit and vegetable juices and beverages; processed bananas and other processed fruits and vegetables; fresh cut and ready-to-eat salads; and edible oil-based consumer products. Chiquita's Friday Canning Corporation, headquartered in New Richmond, Wisconsin, operates eight vegetable canning facilities in Wisconsin and participates in a vegetable canning joint venture in China. In September 1997, Chiquita acquired the Owatonna Companies, a vegetable canner headquartered in Owatonna, Minnesota with six canning facilities in Minnesota and Illinois and entered into a definitive agreement to acquire AFF, a vegetable canning company headquartered in Payette, Idaho, with four canning facilities in the northwestern United States. These companies sell processed vegetables in the private label, food service and branded segments, both domestically and for export. The principal executive offices of Chiquita are located at 250 East Fifth Street, Cincinnati, Ohio 45202 and the telephone number is (513) 784-8000. AFG owns, either directly or indirectly through its subsidiaries, approximately 39% of the outstanding shares of Chiquita Common Stock. Approximately 45% of the outstanding common stock of AFG is beneficially owned by Carl H. Lindner, members of his family and trusts for their benefit.

     Stokely produces a broad range of canned vegetables in the United States under customer private labels and under the Stokely's Finest(R), Stokely's Gold(TM)and other brand labels. Stokely sells brand label vegetables through the retail, foodservice and industrial channels of distribution and sells private label canned vegetables to many supermarket chains and wholesalers. Stokely also exports canned vegetables to Europe and Asia. Prior to February 1996, Stokely also processed, marketed and sold frozen vegetables, primarily in bulk size quantities for the industrial market. In February 1996, Stokely announced it was exiting the frozen vegetable processing business and sold essentially all of the assets of this business during fiscal 1997. The principal executive offices of Stokely are located at 1230 Corporate Center Drive, Oconomowoc, Wisconsin 53066, and its telephone number is (414) 569-1800. Copies of Stokely's Form 10-K/A for its fiscal year ended March 31, 1997 and Form 10-Q/A for the quarter ended September 30, 1997 accompany this Proxy Statement/Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                               THE ANNUAL MEETING

PLACE, TIME AND DATE

     The Annual Meeting of Shareholders of Stokely will be held on January 15, 1998, at 10:00 a.m., Milwaukee, Wisconsin time, at the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin. This Proxy Statement/Prospectus is being sent to holders of shares of Stokely Common Stock and is accompanied by a Proxy which is being solicited by the Stokely Board for use at the Annual Meeting or any adjournments or postponements thereof.

PURPOSE

     The purpose of the Annual Meeting is: (i) to consider and vote upon the approval and adoption of the Merger Agreement described herein, providing for, among other things, the merger of Acquisition Sub with and into Stokely, and for Stokely to be the surviving corporation and to become a direct, wholly-owned subsidiary of Chiquita; (ii) to elect three directors to serve until consummation of the Merger (or, in the event the Merger is not consummated, for a three year term expiring at the 2000 annual meeting of shareholders, or until their successors have been elected and qualified); (iii) to obtain approval to adjourn the Annual Meeting for the purpose of soliciting additional votes in favor of the Merger Agreement in the event that the required vote for approval and adoption of the Merger Agreement has not been obtained by the date of the Annual Meeting, under the terms and conditions described herein; and (iv) to act upon such other matters, if any, as may properly come before the Annual Meeting or any adjournments or postponements thereof.

VOTING RECORD DATE; SHARES ENTITLED TO VOTE

     The Stokely Board has fixed the close of business on November 20, 1997 as the Voting Record Date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. Only those holders of Stokely Common Stock of record on the Voting Record Date will be entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof. Each share of Stokely Common Stock will be entitled to one vote on each matter presented for action at the Annual Meeting. As of the Voting Record Date, 11,390,871 shares of Stokely Common Stock were issued and outstanding, and Stokely had no other class of securities issued and outstanding.

     STOKELY SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES FOR STOKELY COMMON STOCK WITH THEIR PROXY CARDS. AS DESCRIBED UNDER "PROPOSAL TO APPROVE THE MERGER-EXCHANGE OF CERTIFICATES IN THE MERGER," UPON APPROVAL OF THE MERGER EACH STOKELY SHAREHOLDER WILL BE PROVIDED WITH A LETTER OF TRANSMITTAL FOR EXCHANGING SHARES OF STOKELY COMMON STOCK, AND SHOULD FOLLOW THE INSTRUCTIONS SET FORTH THEREIN.

VOTE REQUIRED

     A majority of the shares of Stokely Common Stock entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be considered present for purposes of determining whether a quorum exists. The following votes are required for the various actions to be taken at the Annual
Meeting:

     - The affirmative vote of the holders of two-thirds of the shares of Stokely Common Stock entitled to vote at the Annual Meeting is required for approval and adoption of the Merger Agreement. Abstentions and broker non-votes will have the same effect as votes cast against approval of the Merger Agreement.

     - A plurality of the votes cast at the Annual Meeting by the holders of shares of Stokely Common Stock entitled to vote is required for the election of directors. A plurality vote means that the individuals who receive the largest number of votes, up to the maximum number of directors to be chosen at the Annual Meeting, will be elected as directors. Any shares not voted will have no effect on the election of directors provided that a quorum for the transaction of business is present at the Annual Meeting.

     - The affirmative vote of a majority of the total votes cast in person or by proxy is necessary to approve the proposal to adjourn the Annual Meeting to solicit additional votes in favor of the Merger proposal. Any shares not voted will have no effect on the proposal to adjourn the Annual Meeting provided that a quorum is present at the Meeting.

Stokely's directors and executive officers and their affiliates own 3.45% of the outstanding shares of Stokely Common Stock and intend to vote in favor of the Merger.

     THE REQUIRED VOTE OF STOKELY SHAREHOLDERS ON THE MERGER AGREEMENT IS BASED UPON THE TOTAL NUMBER OF OUTSTANDING SHARES OF STOKELY COMMON STOCK, AND NOT JUST THOSE REPRESENTED AT THE ANNUAL MEETING. ACCORDINGLY, THE FAILURE TO SUBMIT A PROXY CARD (OR, IF THE SHARES ARE HELD BY A BROKER, TO RETURN VOTING INSTRUCTIONS) OR TO VOTE IN PERSON AT THE ANNUAL MEETING, OR THE ABSTENTION FROM VOTING BY A STOKELY SHAREHOLDER, WILL HAVE THE SAME EFFECT AS A "NO" VOTE WITH RESPECT TO THE MERGER AGREEMENT. BROKER NON-VOTES WILL NOT BE COUNTED AS HAVING BEEN VOTED IN PERSON OR BY PROXY AT THE ANNUAL MEETING AND WILL HAVE THE SAME EFFECT AS A "NO" VOTE WITH RESPECT TO THE MERGER AGREEMENT.

NO APPRAISAL OR DISSENTERS' RIGHTS

     Holders of shares of Stokely Common Stock have no appraisal or dissenters' rights in connection with the Merger. See "PROPOSAL TO APPROVE THE MERGER -- The Merger Agreement: No Appraisal or Dissenters' Rights."

PROXIES

     Holders of shares of Stokely Common Stock may vote either in person or by properly executed Proxy. Shares of Stokely Common Stock represented by a properly executed Proxy received prior to or at the Annual Meeting or any postponements or adjournments thereof will, unless such Proxy is revoked, be voted in accordance with the instructions indicated on such Proxy. If no instructions are indicated on a properly executed Proxy, the shares covered thereby will be voted FOR the proposal to approve the Merger Agreement, FOR the slate of directors nominated for election and FOR approval of the proposal to adjourn the Annual Meeting to permit further proxy solicitation in favor of the Merger Agreement. If any other matters are properly presented at the Annual Meeting for consideration, including, among other things, a motion to adjourn the Annual Meeting to another time and/or place (other than for the purpose of soliciting additional proxies), the persons named in the Proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment. As of the date hereof, Stokely knows of no other such matters.

     Any Proxy given pursuant to this solicitation or otherwise may be revoked by the person giving it at any time before it is voted by (i) filing with the Secretary of Stokely written notice of revocation (Robert M. Brill, Secretary, Stokely USA, Inc., 1230 Corporate Center Drive, Oconomowoc, Wisconsin 53066);
(ii) submitting a duly-executed Proxy bearing a later date; or (iii) appearing at the Annual Meeting and giving the Secretary notice of his or her intention to vote in person. If you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder to vote personally at the Annual Meeting.

     If a quorum is not obtained, or if fewer shares of Stokely Common Stock are voted in favor of the Merger Agreement than the number required for approval, it is expected that the Annual Meeting will be postponed or adjourned for the purpose of allowing additional time to solicit Proxies or votes in favor of the Merger Agreement. See "PROPOSAL TO ADJOURN THE ANNUAL MEETING."

                         PROPOSAL TO APPROVE THE MERGER
                                (PROPOSAL NO. 1)

BACKGROUND OF AND REASONS FOR THE MERGER

     The Stokely Board has explored multiple alternatives to the proposed Merger Agreement with the assistance of its outside financial advisor, DLJ, and has concluded Stokely's deteriorating operating results and financial condition and anticipated liquidity problems are of sufficient severity and magnitude that it will be unable to continue normal operations or achieve profitability for an extended period absent a sales transaction. The Stokely Board and management believe there are no presently available alternatives to the Merger Agreement that would permit Stokely to operate normally for an extended period or achieve profitability.

     Current and Historical Deteriorating Operating Results and Financial Condition of Stokely. Stokely has lost $82.5 million in its last five fiscal years and has incurred net losses in five of its last six fiscal years. Stokely has attempted to restructure its operations three times in the previous six-year period and, while the Board and management believe Stokely has attained significant benefits from these restructuring programs, Stokely has continued to record significant losses. Stokely posted a net loss of $2.8 million in its first fiscal quarter ended June 30, 1997, and a net loss of $3.9 million in its second fiscal quarter ended September 30, 1997.

     Abnormally low selling prices that prevailed during the first quarter did not abate during the second quarter. Current selling prices remain below year-ago levels, historical averages and levels anticipated at the beginning of the fiscal year by management based on industry planting intentions reported by the United States Department of Agriculture ("USDA") in April 1997, which indicated significant reductions in planting from prior years. As a result, Stokely incurred a net loss of $3.9 million in its second fiscal quarter ended September 30, 1997. Furthermore, if current market conditions prevail for the balance of the fiscal year, the Board and management believe Stokely will experience losses of similar magnitude in its third and fourth fiscal quarters. These losses are expected to continue to erode Stokely's liquidity position and net worth. Stokely discussed the implications of these liquidity issues in its Form 10-Q (as amended) for the quarter ended June 30, 1997 and its Form 10-Q (as amended) for the quarter ended September 30, 1997. As noted in Stokely's Current Report on Form 8-K, dated September 17, 1997 and filed on September 29, 1997, Stokely's Form 10-Q/A for the three months ended June 30, 1997, filed on October 23, 1997, and Stokely's Form 10-Q/A for the three months ended September 30, 1997, filed on December 4, 1997, since May 1997, Stokely has been in violation of certain covenants applicable to Stokely's Senior Secured Notes due 2000 ("Senior Notes"), which constitutes an event of default, and certain of its Industrial Development Revenue Bonds ("IRBs"). Since July 1997, Stokely also has been in violation of certain covenants applicable to most of its other IRBs. Through December 5, 1997, Stokely had not been notified by any of these debt-holders that they intend to accelerate the maturity date of their obligations as a result of the events of default or the covenant violations. Furthermore, the holders of the Senior Notes and certain holders of the IRBs have signed a Debt-Holder Agreement dated September 16, 1997, whereby they agreed to exchange their outstanding debt for shares of Chiquita Common Stock in the proposed Merger.

     Should current market conditions continue, Stokely's anticipated negative cash flow and working capital positions will seriously affect Stokely's liquidity in the upcoming quarters. Stokely's deteriorating operating results and financial condition and anticipated liquidity problems are of sufficient severity and magnitude that it will be unable to continue normal operations or achieve profitability for an extended period absent a sale of Stokely. Based upon these subsequent-occuring events, Deloitte & Touche LLP, Stokely's independent auditors, have issued a revised audit opinion for the fiscal year ended March 31, 1997 indicating that these events raise substantial doubt about Stokely's ability to continue as a going concern.

     Additionally, on November 24, 1997, Stokely received notification from Nasdaq that, based on their review of Stokely's Form 10-Q for the quarter ended September 30, 1997, the Stokely Common Stock appears to no longer meet the requirements for continued inclusion in the Nasdaq National Market as a result of Stokely's net tangible assets falling below the required $4.0 million level. If upon further review, after submission by Stokely of additional information, Nasdaq determines that the Stokely Common Stock does not warrant continued inclusion, it will commence the delisting process. Stokely anticipates that if this process is commenced in the near future, the Stokely Common Stock may be formally delisted as early as January 1998.

Stokely's inability to continue to list the Stokely Common Stock on Nasdaq is likely to have the effect of decreasing the depth, liquidity and orderliness of the public market for shares of Stokely Common Stock. Holders of Stokely Common Stock should recognize that the absence of an active trading market may make it more difficult to sell shares of, and adversely affect the market price of, Stokely Common Stock.

     The book value of Stokely on its June 30, 1997 balance sheet was $6.1 million, and the book value of Stokely on September 30, 1997 was $2.1 million. Should current market conditions persist through Stokely's third fiscal quarter, the book value of Stokely effectively will be eliminated.

     When the Stokely Board met in August and September to consider the Merger Agreement, it considered the following issues related to Stokely's operating performance and financial condition: (1) the prospect of continuing operating losses particularly given current market conditions; (2) Stokely's high degree of leverage (i.e., debt) which, when coupled with current market conditions, reduces Stokely's borrowing availability and seriously affects its current liquidity; (3) the very limited sources of possible additional cash, whether from asset sales or additional borrowing capacity; (4) the existing violations of financial covenants under its Senior Notes and IRBs; and (5) the longer-term viability of Stokely as an independent organization given the above factors, the fact that its existing revolving credit facility expires in May 1998, the fact that approximately $7.5 million of principal payments are due in fiscal 1999 under its existing long-term debt agreements and the fact that Stokely will be required to post security of approximately $5.0 million with the Wisconsin Department of Agriculture, Trade and Consumer Protection ("WDA") in calendar 1998 (versus security of $2.0 million required in calendar 1997).

     Longer-Term Liquidity Issues. Stokely has a $70 million revolving credit facility with Congress Financial Corporation (Central) ("Congress") which expires in May 1998. The Congress facility represents the third credit facility Stokely has operated under since 1992. The current revolving credit facility has fewer restrictive financial covenants, higher collateral advance rates and a larger total credit facility than Stokely's two previous credit facilities. Given Stokely's historical operating results and its more recent operating performance, it is uncertain whether Stokely could successfully negotiate an extension of its current facility or replace it with a facility which provides comparable credit terms.

     Scheduled principal payments on Stokely's long-term debt total approximately $2.0 million in its fiscal years 1997 and 1998. Scheduled principal payments on Stokely's long-term debt for its fiscal year 1999 are approximately $7.5 million. There is substantial doubt regarding Stokely's ability to meet these debt payments in fiscal 1999.

     As previously discussed in Stokely's Annual Report on Form 10-K (as amended) for its fiscal year ended March 31, 1997, Stokely is subject to various state regulations in order to operate as a vegetable contractor in those states. Effective July 11, 1996, the WDA amended its regulations governing when vegetable contractors are required to pay cash for raw products upon delivery, file security with the WDA, or file financial statements that meet minimum financial standards. Stokely was required to file security of approximately $2.0 million on April 2, 1997, as it did not meet the minimum financial standards in the amended regulations. Accordingly, Stokely posted a surety bond with the WDA to meet this security requirement. This security was required to be 25% of the estimated maximum liability expected to be owed to Wisconsin vegetable growers in the calendar year ended December 31, 1997. The security requirement increases to 50% for the calendar year ended December 31, 1998, and 75% thereafter for those companies not meeting the minimum financial standards. Stokely currently anticipates that it will not meet the minimum financial standards in calendar 1998 and will be required to either pay cash upon delivery of raw products or file security of approximately $5.0 million in calendar 1998. Stokely believes it would be extremely disadvantaged in obtaining grower contracts if it were to attempt to pay cash upon delivery of raw products and, as such, Stokely estimates it would need to post security of approximately $5.0 million in calendar 1998. Because of Stokely's operating performance, it is anticipated that the security to be posted in calendar 1998 would be in the form of a letter of credit or a surety bond which would be fully supported by a letter of credit. In either case, the letter of credit would further reduce Stokely's borrowing availability and thus adversely affect Stokely's liquidity.

     History of Restructuring Initiatives. Stokely has undertaken multiple initiatives since the early 1990s intended to make it a viable, value-creating entity in a changing market place. The market place changes began with the Del Monte Foods leveraged buyout in January 1990 which precipitated a market share battle in the brand label canned vegetable arena and ultimately resulted in brand pricing temporarily falling below private label pricing. Since Stokely's primary strategy up to that point had been to expand its brand business, this market event forced management and the Stokely Board to reevaluate Stokely's strategic direction. To assist in the evaluation, in January 1992, Stokely retained Bain & Co. ("Bain") to analyze the industry, Stokely's position and relative performance in the industry, and the potential value of various strategic alternatives going forward.

     The conclusions of the Bain analysis were twofold. First, on an operating basis, Bain believed Stokely was attempting to do too many things and was not cost-effective as a result. In the then existing declining price environment, Bain advised Stokely to narrow its focus to the areas in which it had the greatest expertise and cost effectiveness and, therefore, the greatest prospects for success. Consequently, Stokely shifted its strategic priority to the private label channel. For numerous reasons, including scale and experience, the private label channel had historically returned the highest margins for Stokely. Additionally, it was determined that to continue to achieve historical returns in an intensely competitive environment, Stokely needed to discontinue certain non-core product lines (tomatoes, fruits, southern vegetables) and exit non-core channels of distribution (frozen retail and frozen foodservice).

     Second, Bain's evaluation questioned the long-term prospects for a company of Stokely's size in the vegetable processing industry. As a result, in October 1992 Stokely engaged Morgan Stanley & Co. Incorporated to actively explore the option of the sale of Stokely. The Stokely Board elected to pursue the sale alternative based upon the conclusions reached during the strategic analysis process that, given present and projected changes in the industry, Stokely did not have sufficient scale to maintain current returns or to achieve historical return levels. The Stokely Board believed the solution was to combine with another industry participant, with the resulting entity possessing the requisite size to achieve profitable results. As Stokely was not in a financial position to be a buyer, the Stokely Board and management believed a sale was the proper course of action. Unfortunately, the formal sale process, which involved approaching many potential buyers, was unsuccessful as no bids were received. Consequently, in May 1993, Stokely announced a restructuring of its operations (which included discontinuance of certain non-core product lines and exiting certain non-core distribution channels), resulting in a nonrecurring pretax charge of $21.1 million in the quarter ended March 31, 1993, and began to pursue diligently the private label strategy identified with the assistance of Bain, mindful that ultimately it likely would need to enter into some type of strategic combination.

     By June 1994, the combination of reduced costs due to the restructuring initiatives undertaken in 1993 and improved market conditions had resulted in substantial improvement in Stokely's performance. The Stokely Board determined that it would be appropriate to raise additional equity to pay down debt and reduce the risk inherent in Stokely's highly leveraged balance sheet. Further, the Stokely Board believed that this course of action would better position Stokely to evaluate and pursue a strategic combination. Accordingly, Stokely proceeded with a secondary equity offering in November 1994, raising $25.2 million.

     In June 1995, the Stokely Board concluded it would again be appropriate to attempt to identify a strategic combination and authorized management to engage an investment banking firm to assist in that process. DLJ was retained in July 1995, and from July 1995 to May 1996 discussions were held with industry participants, including Chiquita, as well as some non-industry companies. The results were a disappointment as no buyers could be identified who were willing to pay even an amount equal to Stokely's outstanding debt.

     Beginning in late 1994 and continuing into 1996, market conditions in the canned vegetable industry had again weakened and, given Stokely's leverage position, Stokely was in more serious trouble. Performance had deteriorated to the point that Stokely was in default under certain terms of its working capital facility and its Senior Notes. As a result, Stokely's banks were restricting its borrowings such that it faced a major liquidity crisis. At the same time, the Stokely Board concluded that prior restructuring efforts had been inadequate and that, given the realities of the marketplace, radical steps were needed to bring Stokely's costs in line with market conditions.

     The immediate priority was entering into a new working capital facility. In May 1996, Stokely entered into a new agreement with Congress which alleviated its immediate liquidity crisis and, because of higher advance rates, gave Stokely some additional liquidity going forward. Stokely also was able to accomplish a restructuring of the terms of its Senior Notes in a manner that acknowledged the reality of its highly leveraged situation. However, Stokely continued to have concerns regarding its liquidity. It needed either to sell its frozen business, which was unprofitable, or to close it down before losses generated by the frozen division consumed all of the additional liquidity in the new working capital facility. A buyer of the frozen business was identified and the sale was consummated in July 1996. Additionally, to help meet its urgent need to cut costs and conserve cash, Stokely also sold its corporate headquarters building in January 1997.

     While working on urgent liquidity priorities, Stokely also continued to assess what needed to be done to improve the performance of its core business. Previous efforts to improve Stokely's performance by eliminating non-core products and distribution channels and cutting costs were appropriate but, in an intensely competitive industry in which Stokely was hampered by its leverage, not sufficient. These efforts failed to address adequately the fundamental manner in which the core canned vegetable business was operated. A new analysis began, based on the premise that Stokely was targeting too high a sales volume in order to run its plants at full capacity and achieve the lowest possible unit cost. If this was the case, achieving that sales level was likely to require excessive price discounting, resulting in margin compression. Stokely did a complete analysis of profitability by customer to test the hypothesis. The results confirmed the initial premise and Stokely redefined its sales volume to approximately 85% of existing levels, identified the most efficient production configuration to service the newly defined customer base, and undertook a complete analysis of the administrative support necessary to operate the reconfigured company. The resulting plan was presented to, and approved by, the Stokely Board in September 1996. In approving the operating plan, the Stokely Board recognized that a corporate finance solution was ultimately still necessary and directed management to continue to work with DLJ once the fundamental elements of the operating plan were in place.

     DLJ Sales Process and Stokely Board Consideration of the Merger
Agreement. As noted above, Stokely has undertaken various restructuring initiatives to address the continuing margin compression and operating losses it has struggled with during the last six years, but the benefits of its efforts have been largely offset by persistent erosion of its selling prices. In approving its latest restructuring plan in September 1996, the Stokely Board also directed management to continue to explore corporate finance alternatives with the assistance of DLJ as a means of stabilizing Stokely's capital structure and operating performance. Given the continuing price deterioration in the processed vegetable markets and resulting deterioration in Stokely's balance sheet and liquidity position, the Stokely Board concluded in April 1997 that management and DLJ should aggressively pursue the sale of Stokely, as that alternative would likely provide the greatest value to the Stokely shareholders. On April 18, 1997, DLJ made a presentation to the Stokely Board relating to conducting a formal auction of Stokely, and the Stokely Board voted to pursue this course of action. The Stokely Board authorized DLJ to prepare a package of information about Stokely and explore a possible merger by contacting, on a confidential basis and subject to the execution of confidentiality agreements, those entities that were believed by the Stokely Board and DLJ to be the most likely merger candidates.

     Subsequently, as part of the auction process, DLJ approached seven likely strategic acquirors for Stokely: Chiquita, Del Monte USA (owned by Texas Pacific Group), Seneca Foods Corp., Tri Valley Growers, Dean Foods Company, Allen Canning Company and Del Monte, Mexico (owned by Hicks, Muse, Tate & Furst). DLJ offered to make formal presentations with Stokely management to each of these entities concerning the opportunity to acquire Stokely. During May 1997, Stokely's management made presentations to the three potential acquirors who expressed interest. Of that group, two parties, Del Monte USA and Chiquita, conducted a formal due diligence review of Stokely, including further meetings with management, plant and site visits, and extensive review of legal and other documents. This due diligence occurred during June and July 1997. On July 24, 1997, after completion of due diligence, the best offer received and the best alternative available was the offer from Chiquita.

     The Stokely Board met on July 29, 1997 to consider Chiquita's proposal, which was presented and analyzed by DLJ. This proposal attached an implied enterprise value to Stokely of between $91.2 million and $92.3 million and offered to exchange Stokely Common Stock for Chiquita Common Stock, with a range of value between $.44 and $.54 per share to the holders of Stokely Common Stock. Among other things, it included requirements that the holders of at least $37 million in principal amount of Stokely's approximately $45 million of Senior Notes and IRBs agree to exchange such indebtedness for Chiquita Common Stock having a value equal to the face amount of the notes and bonds exchanged, and that Congress continue to finance at least $20 million of the revolving credit balance owed by Stokely at the Effective Time of the Merger.

     DLJ recommended that negotiations continue with Chiquita to attempt to improve the financial terms of the proposal in order to make the proposal more acceptable to Stokely's shareholders, and its recommendation was accepted by the Stokely Board after thorough discussion. Accordingly, DLJ proposed to Chiquita an offer which would have resulted in a payment to Stokely's shareholders of $20.0 million (or $1.76 per share) and included a closing condition that $31.8 million, rather than $37 million, of Stokely's Senior Notes and IRBs be exchanged for Chiquita Common Stock. Chiquita accepted the $31.8 million minimum debt exchange requirement but rejected the proposed payment to Stokely shareholders and made a counterproposal, as its best and final offer, of $1.00 per share of Stokely Common Stock (payable in Chiquita Common Stock).

     During August 1997, Stokely's management engaged in extensive negotiations with its debtholders in order to obtain their consent to Chiquita's stock-for-indebtedness exchange proposal, and DLJ and Stokely continued to negotiate with Chiquita on other terms of the draft Merger Agreement. The Stokely Board met again on September 4, 1997 to review the latest Chiquita proposal and the negotiations with Chiquita. At that time a draft Merger Agreement among Chiquita, Chiquita Acquisition Sub and Stokely was presented and discussed in detail. The draft agreement reflected the increase in the consideration offered to Stokely's shareholders to $1.00 per share of Stokely Common Stock, in the form of an exchange of Stokely Common Stock for Chiquita Common Stock. The Stokely Board was informed that the holders of $31.8 million in principal amount of Stokely's Senior Notes and IRBs had agreed to exchange such debt on the date of the Merger for Chiquita Common Stock of equal value. The Stokely Board was further informed that Chiquita had advised Stokely's management of concerns over new information, received subsequent to making its counterproposal, regarding Stokely's anticipated second and third quarter financial results, and as a result had indicated that it was not prepared to execute a definitive agreement at that time without a $4.0 million reduction in the total purchase price.

     The Stokely Board considered alternatives to the Merger but none was considered to be a viable alternative on the basis of shareholder value. Therefore, the Stokely Board directed management to continue negotiations with Chiquita to bring Chiquita and Stokely to final agreement and to initiate negotiations with Stokely's trade creditors with the objective of offsetting the impact of the proposed $4.0 million reduction in the total purchase price, as such reduction otherwise would have reduced the amount paid to Stokely's shareholders from $1.00 per share to $.65 per share.

     The Stokely Board met again on September 12, 1997 to receive an update from management on the status of negotiations with Chiquita and with Stokely's trade creditors. Management informed the Stokely Board that discussions with its trade creditors were continuing but no significant progress had been made.

     On September 17, 1997, the Stokely Board met to consider a revised Merger Agreement which represented the results of the final negotiations with Chiquita and Stokely's debt holders and trade creditors. Approval of this revised Merger Agreement was recommended by management and DLJ. It included the $31.8 million debt exchange for Chiquita Common Stock and a $1.0 million debt reduction in Stokely trade credit as conditions to closing, and provided for consideration to Stokely shareholders of $1.00 per share of Stokely Common Stock, in the form of an exchange of Stokely Common Stock for Chiquita Common Stock.

     Following extensive discussions concerning the revised Merger Agreement and the related transactions, other possible alternatives to the Merger (including bankruptcy and reorganization or liquidation), the estimated value to Stokely shareholders if Stokely remained independent, the operational, legal and regulatory issues relating to Chiquita's proposal, a presentation by DLJ regarding financial aspects of the proposed

Merger, and receipt of an opinion from DLJ that the consideration to be received by Stokely shareholders pursuant to the proposed revised Merger Agreement would be fair to Stokely shareholders from a financial point of view, the Stokely Board unanimously approved the revised Merger Agreement.

     The Merger Agreement contains the following material provisions:

          1. All outstanding shares of Stokely Common Stock will be converted into the right to receive in the aggregate shares of Chiquita Common Stock having a value of $11,390,871, or $1.00 per share of Stokely Common Stock.

          2. It is a condition to closing that the holders of at least $31.8 million in principal amount of Stokely's approximately $45 million in principal amount of Senior Notes and IRBs will exchange such debt for Chiquita Common Stock having a value equal to the amount of the debt exchanged. Holders of the requisite $31.8 million in principal amount have agreed in writing to such exchange. They also have agreed to forego a $2.8 million prepayment penalty, to defer payment of scheduled principal and interest until closing and to accept Chiquita Common Stock in payment of the deferred principal and interest.

          3. It is a condition to closing that Congress will continue to provide at least $20.0 million under the current revolving credit facility which shall thereafter remain available to Stokely until the end of the credit facility's current term. Congress has signed a commitment letter in which it has agreed to definitive terms pursuant to which it will extend the credit facility in an amount up to $70 million upon consummation of the Merger to August 31, 1999.

          4. It is a condition to closing that certain of Stokely's suppliers shall have forgiven, in the aggregate, at least $1.0 million of their accounts receivable from Stokely. Stokely has obtained a written agreement to forgive the requisite $1.0 million of accounts receivable.

     The Stokely Board and management believe there are presently no available alternatives to the Merger Agreement that would permit Stokely to continue normal operations or achieve profitability for an extended period absent a sales transaction. As an alternative to the Merger, the Stokely Board also considered the alternative of a bankruptcy proceeding. Following such consideration, the Stokely Board unanimously concluded that pursuing the Merger was preferable to the bankruptcy alternative because:

          (i) Stokely shareholders were likely to receive less in a bankruptcy scenario than they would receive in the Merger. This determination was based on the fact that potential acquirors who would propose a purchase of Stokely in a bankruptcy proceeding likely would base that proposal on the complete or substantial elimination of shareholder value; Stokely's assessment that in a liquidation of Stokely, the Stokely shareholders would receive little, if any, value; and the Stokely Board's belief that Stokely's business would deteriorate substantially in any type of bankruptcy proceeding or following any bankruptcy filing.

          (ii) Stokely's debtholders and creditors were likely to receive greater payments in a merger or acquisition than in a bankruptcy. Moreover, in a liquidation, Stokely's assessment was that creditors would receive less than the face value of the amounts owed to them.

          (iii) A bankruptcy filing would be likely to affect negatively Stokely's customer and supplier base and to jeopardize Stokely's ongoing operations.

This analysis of the bankruptcy alternative underscores the importance of successfully concluding the proposed Merger.

RECOMMENDATION OF THE STOKELY BOARD

     The terms of the Merger Agreement are the result of arms-length negotiations between representatives of Stokely and Chiquita. The Stokely Board believes that the Merger is in the best interests of the shareholders of Stokely. In arriving at its recommendation, the Stokely Board considered a number of factors, including, without limitation, the following:

     Fairness Opinion. The Stokely Board gave significant weight to the fairness opinions it received from DLJ, and the bases upon which DLJ relied in order to render its opinions. See "-- Opinion of Financial Advisor" for a further discussion of the financial analyses and methods applied by DLJ in rendering its fairness opinions.

     Financial Condition. Stokely's financial condition, primarily as a result of economic, market and competitive pressures, combined with its leverage, has deteriorated during the past few years. That deterioration has recently worsened substantially due to the unanticipated continuation of abnormally low selling prices. Current selling prices remain below year-ago levels, historical averages and levels anticipated at the beginning of the fiscal year by management based on industry planting intentions reported by the USDA in April 1997, which indicated significant reductions in planting from prior years. Should current market conditions continue, Stokely's anticipated negative cash flow and working capital positions are expected to seriously affect Stokely's liquidity in the upcoming quarters. The Stokely Board gave significant weight to the fact that Stokely continues to be unable to operate profitably under current market conditions, despite its restructuring efforts and the cost-cutting measures it has taken. See "-- Background of and Reasons for the Merger."

     Alternatives to the Merger. As discussed above, for the last several years Stokely has pursued a variety of alternatives to return to profitability, in light of the difficult market conditions which existed and continue to exist in the vegetable processing industry. Assuming the continuation of the current depressed market conditions in the vegetable processing industry, the current and anticipated financial condition and cash position of Stokely is such that, without the infusion of additional equity or debt financing, there is doubt about Stokely's ability to continue to operate for an extended period absent a sale transaction, or to generate meaningful, if any, profits. Stokely has been unsuccessful in obtaining additional external financing from any third parties, and the Stokely Board and its financial advisor, DLJ, believe it is unlikely that any third parties are prepared to make capital investments in Stokely at this time which would provide greater short-term or long-term value for the Stokely shareholders than the proposed Merger. As discussed above, Stokely has undertaken multiple restructuring actions which have been unsuccessful and with the help of its financial advisor, DLJ, Stokely has evaluated various financing alternatives. See "-- Background of and Reasons for the Merger."

     On April 18, 1997, DLJ made a formal presentation to the Stokely Board relating to conducting a formal auction of Stokely. The Stokely Board voted to pursue this course of action during that meeting. As part of the auction process, DLJ approached seven likely strategic acquirors for Stokely: Chiquita, Del Monte USA (owned by Texas Pacific Group), Seneca Foods Corp., Tri Valley Growers, Dean Foods Company, Allen Canning Company and Del Monte, Mexico (owned by Hicks, Muse, Tate & Furst). DLJ offered to make formal presentations with Stokely management to each of these entities concerning the opportunity to acquire Stokely. During May 1997, Stokely's management made presentations to the three potential acquirors who expressed interest. Of that group, two parties, Del Monte USA and Chiquita, conducted formal due diligence of Stokely, including further meetings with management, plant and site visits, and extensive review of legal and other documents. This due diligence occurred during June and July 1997. Final bids were received for Stokely as of July 24, 1997. Subsequent to the final bid date, as noted herein, DLJ and Stokely conducted substantial further negotiations with Chiquita related to its bid. In light of this comprehensive process, the Stokely Board concluded that the Merger represented the best available alternative to enable Stokely shareholders to preserve, and possibly enhance, a portion or all of their capital investment.

     As an alternative to the Merger, the Stokely Board also considered the alternative of a bankruptcy proceeding. Following such consideration, the Stokely Board unanimously concluded that pursuing the Merger was preferable to the bankruptcy alternative because:

          (i) Stokely shareholders were likely to receive less in a bankruptcy scenario than they would receive in the Merger. This determination was based on the fact that potential acquirors who would propose a purchase of Stokely in a bankruptcy proceeding likely would base that proposal on the complete or substantial elimination of shareholder value; Stokely's assessment that in a liquidation of Stokely, the Stokely shareholders would receive little, if any, value; and the Stokely Board's belief that Stokely's business would deteriorate substantially in any type of bankruptcy proceeding or following any bankruptcy filing.

          (ii) Stokely's debtholders and creditors were likely to receive greater payments in a merger or acquisition than in a bankruptcy. Moreover, in a liquidation, Stokely's assessment was that creditors would receive less than the face value of the amounts owed to them.

          (iii) A bankruptcy filing would be likely to affect negatively Stokely's customer and supplier base and to jeopardize Stokely's ongoing operations.

     Historical Market Prices of Stokely Common Stock. The Stokely Board and DLJ reviewed the historical market prices for the shares of Stokely Common Stock, which ranged from a high of $2.50 to a low of $0.625 between the period beginning January 1, 1997 and ending September 17, 1997, the last trading day prior to the announcement that Stokely had entered into the Merger Agreement. In addition, the Stokely Board and DLJ noted that one buyer, Exeter Ventures UBOT ("Exeter"), an entity unrelated to Stokely, its directors or executive officers or Chiquita, bought a large (8%) position in Stokely on June 27, 1997, a date upon which some of the trades of Stokely Common Stock were executed at $0.625 per share, and made a public announcement that it had done so. In the three weeks following that public announcement, the stock rose from $0.625 per share to $2.50 per share, on particularly strong volume, before falling off to a range around $1.50 per share shortly before announcement of the Merger. Due to the preceding factors, the Stokely Board and DLJ felt that Stokely's stock price was not an accurate reflection of the equity value of Stokely at the time of the announcement of the Merger.

     Terms of the Merger. The Stokely Board gave significant weight to the fact that the terms of the Merger Agreement were negotiated at arms-length and that, after long negotiations, the consideration to be paid to Stokely shareholders in the Merger was the highest price that Chiquita would be willing to pay. The Stokely Board also considered significant the requirement that the Merger must be approved by two-thirds of the outstanding shares of Stokely Common Stock. As noted herein, the terms of the Merger are the result of a thorough sales process developed by DLJ and implemented by Stokely with the assistance of DLJ. Ultimately, the proposed Merger Agreement was negotiated with Chiquita, which had submitted the most attractive purchase proposal, and Stokely's debt holders and trade creditors. Negotiation of the Merger Agreement was difficult due to Stokely's financial condition. Throughout the negotiation process, the value to be received by Stokely shareholders, in the form of an exchange of Stokely Common Stock for Chiquita Common Stock, fluctuated between the final value of $1.00 per share and significantly lower amounts. It was only through extensive negotiation with Stokely's debt holders and some of its major trade creditors, as well as with Chiquita, that the consideration to be paid to the Stokely shareholders rose to the level contained in the Merger Agreement. The Merger Agreement requires that holders of at least $31.8 million in principal amount of the Senior Notes and IRBs exchange their debt for Chiquita Common Stock. Additionally, such holders agreed to forego a $2.8 million prepayment penalty, to defer payment of scheduled principal and interest until closing and to accept Chiquita Common Stock in payment of the deferred principal and interest. After a thorough review, the Stokely Board concluded that the Merger represents the most attractive strategic alternative available to Stokely and will give Stokely shareholders a stake in a larger, more diversified food company.

     Status of Stokely Should the Merger Not Be Approved or Consummated. If the Merger is not approved by the Stokely shareholders, or if the Merger is not consummated for any other reason, and if, as expected, Stokely's financial condition and liquidity position continue to deteriorate, the Stokely Board believes Stokely ultimately may be required to seek protection from creditors under the bankruptcy laws.

     In addition, pursuant to the Merger Agreement, Stokely is required to pay Chiquita a fee of $250,000 and a number of shares of Stokely Preferred Stock having a redemption value of $2,750,000: (i) if the Merger Agreement is terminated solely as a result of the failure to receive approval of Stokely's shareholders; (ii) if the Stokely Board fails to continue to recommend the Merger Agreement; or (iii) if a competing offer is made to Stokely, the Stokely Board approves and recommends that offer to Stokely shareholders, the Merger is not consummated and the transaction underlying the competing offer also is not consummated. Additionally, if within twelve months of termination of the Merger Agreement a person or entity other than Chiquita acquires 50% or more of the Stokely Common Stock or all or substantially all of Stokely's assets or if Stokely is a party to a merger, consolidation or similar transaction, or if Stokely agrees to such a transaction, Stokely is obligated to pay Chiquita a fee of $3,000,000. If a fee already has been paid as provided above, no additional fee will be owed, but the Stokely Preferred Stock will be required to be redeemed in accordance with the terms set forth in the Merger Agreement. See "-- The Merger Agreement: Termination Fee."

OPINION OF FINANCIAL ADVISOR

     In its role as financial advisor to Stokely, DLJ was asked by Stokely to render an opinion to the Stokely Board as to the fairness to the holders of Stokely Common Stock, from a financial point of view, of the Exchange Ratio pursuant to the terms of the Merger Agreement. For purposes of this section, the term "Exchange Ratio" means the amount of Chiquita Common Stock (plus any cash in lieu of fractional shares) to be received by Stokely shareholders in the Merger in exchange for Stokely Common Stock.

     On September 17, 1997, DLJ delivered to the Stokely Board its written opinion to the effect that, as of such date, the Exchange Ratio was fair to the holders of Stokely Common Stock from a financial point of view, based on and subject to the assumptions, limitations and qualifications set forth in such opinion. DLJ delivered an additional opinion to the Stokely Board, dated the date of this Proxy Statement/Prospectus (the "DLJ Opinion"), to the same effect.

     A COPY OF THE DLJ OPINION IS ATTACHED HERETO AS APPENDIX B. STOKELY SHAREHOLDERS ARE URGED TO READ THE DLJ OPINION IN ITS ENTIRETY FOR ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY DLJ.

     The DLJ Opinion was prepared for the Stokely Board and is directed only to the fairness of the Exchange Ratio to holders of Stokely Common Stock from a financial point of view and does not constitute a recommendation to any Stokely shareholder as to how such shareholder should vote at the Stokely Annual Meeting on the proposed Merger.

     The DLJ Opinion does not constitute an opinion as to the price at which Chiquita Common Stock will actually trade at any time. The type and amount of consideration was determined in arms-length negotiations between Stokely and Chiquita, in which negotiations DLJ advised Stokely. No restrictions or limitations were imposed by Stokely upon DLJ with respect to the investigations made or the procedure followed by DLJ in rendering its opinion.

     In arriving at its opinion, DLJ reviewed the Merger Agreement and financial and other information that was publicly available or furnished to it by Stokely, including information provided during discussions with Stokely's management. Included in the information provided during discussions with management was certain forward looking information relating to Stokely, prepared by Stokely's management. In addition, DLJ compared certain financial and securities data of Stokely with various other companies whose securities are traded in public markets, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of its opinion.

     In rendering its opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Stokely or its representatives, and that was otherwise reviewed. With respect to the forward looking information supplied to it, DLJ assumed that it had been reasonably prepared on the basis reflecting the best currently available estimates and judgments of Stokely's management. Stokely informed DLJ that there will be 11,390,871 shares of Stokely Common Stock outstanding immediately prior to consummation of the Merger. DLJ did not assume any responsibility for making an independent evaluation of Stokely's assets or liabilities or for making any independent verification of any of the information that it reviewed.

     The DLJ Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the dates of the DLJ Opinion and its confirmation of its opinion. It should be understood that, although subsequent developments may affect its opinion, DLJ does not have any obligation to update, revise or reaffirm the DLJ Opinion.

     The following is a summary of the presentation made by DLJ to the Stokely Board at its September 17, 1997 Stokely Board meeting. Valuations for Stokely were calculated on an enterprise value basis (as defined below) and converted to a per share basis based upon $85.5 million of net debt (total debt less cash) and 11,390,871 shares of Stokely Common Stock outstanding. The debt level used for analyzing the Chiquita bid was based upon an average revolver balance for Stokely of $45.0 million. DLJ believed that using the average revolver balance of the business in its analysis more accurately reflected the value of the Chiquita bid than using a higher balance which may be outstanding at the time the transaction closes.

     Analysis of Selected Publicly Traded Comparable Companies. DLJ compared certain financial and forward looking information for Stokely with four publicly traded companies that compete in its industry (the "Public Comparables"). The Public Comparables were: Seneca Foods Corp., Chiquita Brands International, Inc., Dean Foods Company and International Multifoods, Inc. Of these, DLJ was of the opinion that Seneca Foods Corp. was the most comparable to Stokely. DLJ analyzed, among other things, the enterprise value (defined to be the market value of the common stock plus total debt less cash, cash equivalents and other investments) of each Public Comparable, as of September 8, 1997, as a multiple of the latest twelve months' ("LTM") revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA"), and earnings before interest and taxes ("EBIT "), of each company. DLJ did not perform valuations based upon calculations of market price per share to earnings and anticipated earnings because the valuations based upon these calculations were not relevant due to Stokely's actual and anticipated net losses.

     DLJ applied a range of multiples (derived from the high and low multiples of the Public Comparable information analyzed by DLJ) of 0.3x to 0.7x to Stokely's LTM revenue, 6.8x to 10.7x to Stokely's LTM EBITDA, and 9.0x to 18.6x to Stokely's LTM EBIT. Based upon these multiple ranges, DLJ estimated the enterprise value and equity value to range between $53.6 million and $125.2 million and ($2.80) to $3.48 per share, respectively, based upon revenue multiples; between $70.7 million and $111.3 million and ($1.30) to $2.26 per share, respectively, based upon EBITDA multiples; and between $37.8 million and $78.1 million and ($4.19) to ($0.65) per share, respectively, based upon EBIT multiples. Applying the trading multiples of Seneca Foods Corp. of 0.6x LTM revenues, 6.8x LTM EBITDA and 12.7x LTM EBIT to Stokely's financial results returned enterprise values and equity values per share of $107.3 million, $70.7 million and $53.3 million and $1.91, ($1.30) and ($2.82) per share, respectively, based upon revenues, EBITDA and EBIT, respectively. DLJ believes that the EBITDA and EBIT valuations are more relevant than the revenue valuation due to the profit margins of Stokely.

     Selected Comparable Acquisitions Analysis. DLJ also reviewed certain information relating to four relevant business combination transactions: Texas Pacific Group's acquisition of Del Monte USA, Curtis Burns Foods, Inc.'s acquisition of Pro-Fac Cooperative, Inc., International Multifoods' acquisition of Doskocil and Dean Foods' acquisition of the Birds Eye division of Kraft Foods (collectively, the "Comparable Acquisitions"). Of these transactions, DLJ believes that the Texas Pacific Group's acquisition of Del Monte USA is the closest comparable acquisition to the acquisition of Stokely by Chiquita due to the product line similarity and the recent completion of the transaction.

     DLJ reviewed the offer value as a multiple of LTM revenues, LTM EBITDA and LTM EBIT of the target company for each of the transactions. DLJ applied a range of multiples (derived from the high and low multiples for the Comparable Acquisitions information analyzed by DLJ) of 0.6x to 0.8x to Stokely's LTM revenues, 5.7x to 6.9x to Stokely's LTM EBITDA, and 7.6x to 11.5x to Stokely's LTM EBIT. Based upon these multiple ranges, DLJ estimated the enterprise value and the equity value to range between $107.3 million and $143.0 million and $1.92 to $5.06 per share, respectively, based upon revenue multiples; between $59.3 million and $71.8 million and ($2.31) to ($1.21) per share, respectively, based upon EBITDA multiples; and between $31.9 million and $48.3 million and ($4.71) to ($3.27) per share, respectively, based upon EBIT multiples. As was the case in the comparable publicly traded company analysis, DLJ believes that the EBITDA and EBIT valuations are more relevant than the revenue valuation due to the profit margins of Stokely. Applying the multiples implied by the Texas Pacific Group's acquisition of Del Monte USA of 0.8x LTM revenues, 6.9x LTM EBITDA and 9.2x LTM EBIT to Stokely's financial results returned enterprise values and equity values of $143.0 million, $71.8 million and $38.6 million and $5.06, ($1.21) and ($4.12) per share, respectively, based upon revenues, EBITDA and EBIT, respectively.

     Discounted Cash Flow Analysis. DLJ performed a discounted cash flow analysis of Stokely based upon estimates of financial performance prepared by Stokely's management for the fiscal years 1998 to 2002. Utilizing these estimates, DLJ calculated a range of present values for Stokely based upon the discounted net present value of the sum of (i) the estimated stream of after-tax unlevered free cash flows of Stokely (defined as operating cash flow available after working capital, capital spending and tax requirements) to the year 2002; and (ii) the projected terminal value of Stokely at such year based upon a range of multiples of Stokely's estimated EBITDA in such year. Applying discount rates ranging from 10% to 12% and multiples of terminal EBITDA ranging from 6.0x to 8.0x, DLJ estimated the enterprise value and equity value per share for Stokely to range between $76.8 million and $99.3 million and ($0.76) and $1.21 per share, respectively.

     Leveraged Buyout Analysis. DLJ performed a leveraged buyout analysis of Stokely based upon the same estimates of financial performance used in preparing the discounted cash flow analysis. The leveraged buyout analysis is performed to determine the price which a financial buyer might be willing to pay for Stokely, assuming a range of expected equity returns of 25% and 30% and terminal EBITDA multiples of 6.0x to 8.0x. Based upon this analysis, DLJ estimated the enterprise value and equity value which could be paid by a financial buyer for Stokely to range between $50.0 million and $70.0 million and ($3.12) and ($1.36) per share, respectively.

     The summary set forth above does not purport to be a complete description of the analyses by DLJ but describes, in summary form, the principal elements of the presentation made by DLJ to the Stokely Board on September 16, 1997. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial or summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately rendered its opinion based on the results of all the analyses taken as a whole. DLJ did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying the analyses set forth in the DLJ Opinion. The analyses performed by DLJ are not necessarily indicative of actual, past or future results or value, which may be significantly more or less favorable than such estimates or those suggested by such analyses.

     Financial Advisor Fee. Pursuant to the terms of an engagement letter, dated March 1, 1996, Stokely agreed to pay DLJ a fee of 1.5% of the enterprise value of the price ultimately to be paid for Stokely (including $350,000 upon notification that DLJ was prepared to deliver the DLJ Opinion and the remainder upon closing of the transaction). Based upon the Merger Consideration, the aggregate fee to be paid to DLJ by Stokely is approximately $1,500,000. Stokely also agreed to reimburse DLJ promptly for all out-of-pocket expenses (including the reasonable fees and out-of-pocket expenses of counsel) incurred by DLJ in connection with its engagement, and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with DLJ, which DLJ and Stokely believe are customary in transactions of this nature, were negotiated at arms-length between Stokely and DLJ and the Stokely Board was aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to DLJ is contingent upon consummation of the Merger.

     The Stokely Board selected DLJ to render a fairness opinion because DLJ is an internationally recognized investment banking firm with substantial expertise in transactions similar to the Merger and because it is familiar with Stokely and its business. DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with the mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Stokely Board, shareholders should be aware that certain members of the Stokely Board and management may be deemed to have interests in the Merger in addition to their interests, if any, as holders of Stokely Common Stock.

     If Stokely were to file for bankruptcy rather than proceed with the Merger, the executive officers' rights to certain payments under various employment agreements and benefit plans and the officers' and directors' indemnification rights could be subordinate to senior claims and, therefore, would be at risk of non-payment.

     Employment Agreements. Stokely is a party to Change In Control Contingent Employment Agreements (the "Contingent Employment Agreements") with many of its officers and employees, including executive officers Stephen W. Theobald, Peter
P. Caputa, Robert M. Brill, Eddie W. Foster, John R. McCormick and Jack R. McDowell. Under the Contingent Employment Agreements, in the event of a change of control, Stokely (or the surviving corporation) shall continue, following the date of the change of control, to employ Mr. Theobald for three years, Messrs. Caputa and Brill for two years, and Messrs. Foster, McCormick and McDowell for one year. The Merger would constitute a "change of control" under the Contingent Employment Agreements. In the event of a change in control, the employee will continue to be employed by Stokely (or the surviving corporation) for the applicable number of years and will receive a salary equal to his salary on the date of the change of control, subject to annual upward adjustments commensurate with increases awarded to other officers and employees. If, after a change of control, Stokely (or the surviving corporation) terminates the employee for any reason other than for "cause," or if the employee elects to terminate his employment for a permitted reason, he shall continue to be paid monthly an amount equal to his then current monthly base salary plus one-twelfth of the annual average of the executive incentive program payments and all bonuses paid to the employee in the preceding five years, and he shall continue to be entitled to receive all other employee benefits and perquisites made available to other employees of comparable status until the end of his employment term. If the employee is terminated for "cause," the employee is entitled to receive only his compensation through the date of termination. Assuming no increases in base salary are granted and no additional bonuses are paid prior to the Merger, if the executive officers are terminated for any reason other than cause, or any executive officer elects to terminate his employment for a permitted reason, on the date of the Merger the executive officers would be entitled to receive monthly payments under their Contingent Employment Agreements as follows: Mr. Theobald, $14,208; Mr. Caputa, $11,667; Mr. Brill, $8,575; Mr. Foster, $9,171;
Mr. McCormick, $9,584; and Mr. McDowell, $9,583.

     Stokely also is a party to an Employment Agreement with Jack R. McDowell dated February 11, 1997. Under this Employment Agreement, Stokely agreed to employ Mr. McDowell as Vice President-Manufacturing for a period of one year ending February 10, 1998. This Employment Agreement is rendered null and void in the event of a "change in control" of Stokely and, if the Merger is consummated, will be superseded by Mr. McDowell's Contingent Employment Agreement.

     Deferred Compensation Agreement. In 1990, Stokely entered into a deferred compensation agreement with Thomas W. Mount, Stokely's former President and Chairman. Under this agreement, Stokely is obligated to pay Mr. Mount (or his designated beneficiaries, in the event of his death) deferred compensation in monthly installments of $7,500 for a period of 120 consecutive months (or at his election, in one lump sum based upon a present value calculation) following his death, disability or retirement. Mr. Mount retired in April 1993, and Stokely commenced the monthly installment payments at that time. Under the terms of the Merger Agreement, Stokely will continue to make the monthly payments (or pay the remaining portion in one lump sum).

     Supplemental Employee Retirement Plan. Stokely established the Supplemental Employee Retirement Plan (the "SERP") in 1995, in which Mr. Theobald and Mr. Brill participate. For Mr. Theobald, the SERP provides a maximum benefit at retirement (based on 25 years of service) of 120 equal monthly payments which will equal, on an annual basis, 40% of the salary (excluding bonus) earned by Mr. Theobald during the final twelve months of his employment with Stokely. For Mr. Brill, the SERP provides a maximum benefit at retirement (based on 25 years of service) of 120 equal monthly payments which will equal, on an annual basis, 20% of the salary (excluding bonus) earned by Mr. Brill during the final twelve months of his employment with Stokely. The monthly payments for Mr. Theobald and Mr. Brill are reduced on a percentage basis to the extent that years of service are less than 25 at the end of their respective employment periods. At the time of the Merger, Mr. Theobald will be vested in this benefit based on eleven years of service and Mr. Brill based on eight years of service. In the Merger Agreement, Chiquita has agreed to cause Stokely to honor the SERP following the Merger for the benefit of the current vested participants.

     Split Dollar Life Insurance Plan. In 1990, Stokely established the Split Dollar Life Insurance Plan (the "Split Dollar Plan"), in which Messrs. Theobald, Brill, Foster and McCormick, as well as other key employees, participate. The life insurance benefit is equal to four times the executive's salary. The executive pays a portion of the premium representing the economic value of the insurance and Stokely is responsible for the balance of the premium. Upon the executive's death, retirement or termination, Stokely will receive all premiums paid by it on behalf of the executive and the executive will receive the remainder of the death benefit or the cash surrender value. In the Merger Agreement, Chiquita has agreed to cause Stokely to honor the Split Dollar Plan following the Merger for the benefit of the current participants.

     Deferred Compensation Plan For Key Executives. In 1995, Stokely entered into deferred compensation agreements with Messrs. Theobald, Brill and McCormick (as well as certain other key employees) pursuant to a Deferred Compensation Plan (the "Deferred Compensation Plan"). Under the Deferred Compensation Plan, participants may elect to defer compensation earned in any year subject to the limitation that the maximum amount that may be deferred in any calendar year is 20% of the participant's annual compensation less the maximum amount that may be deferred on an annual basis by such participant pursuant to the Stokely Retirement Savings Plan. In any year in which Stokely makes a matching contribution to a participant in the Stokely Retirement Savings Plan who is also a participant in the Deferred Compensation Plan, Stokely accrues a matching contribution for such participant in the Deferred Compensation Plan. Both matching contributions are based on a factor of 25% of the contribution up to an aggregate not to exceed 6% of the gross annual compensation of the participant in the applicable year. Chiquita has agreed to cause Stokely to honor the Deferred Compensation Plan following the Merger for the benefit of the current participants.

     Deferred Compensation Plan For Directors. Under the Deferred Compensation Plan for Directors, participants (directors who are not also employees of Stokely) are able to defer cash compensation earned from Stokely into a Deferred Compensation Account. On a quarterly basis, the cash in the Deferred Compensation Account is converted into shares of Stokely Common Stock at the closing price per share on the Nasdaq National Market on the last trading day preceding the last day of the quarter. These accounts are increased or changed to reflect the value of the shares as if owned by the participant. On or before the date of the Merger, all Deferred Compensation Accounts will be cashed out, using the $1.00 per share of Stokely Common Stock value in the Merger, and the Deferred Compensation Plan for Directors will be terminated. Directors Bradley, Britt, Fish, DeWees and Carey and former director Foster will receive $1,816, $17,106, $17,087, $348, $2,407 and $1,057, respectively, based upon the number of shares credited to their accounts as of December 1, 1997 and payment of the $1.00 per share of Stokely Common Stock value in the Merger.

     Board of Directors' Retirement Plan. Under the Board of Directors' Retirement Plan, directors who have served at least two three-year terms on the Stokely Board and are Stokely Board members upon attaining the age of 72 years become eligible to receive a benefit of $500 per month for life beginning the month following their retirement. Under the terms of the Merger Agreement, Chiquita has agreed to cause Stokely to honor this obligation as it relates to the directors eligible to receive this benefit (i.e., Messrs. Bradley, Fish and Carey).

     Stay Bonus. On July 29, 1997, the Stokely Board granted Mr. Theobald a retention or "stay" bonus equal to his current annual salary of $170,500 to be paid in installments if the Merger is consummated as follows: (1) one-half (or $85,250) on the date of the Merger if he remains in the employ of Stokely up to such date, and (2) one-half (or $85,250) on June 30, 1998, if he remains in the employ of Stokely or its successor up to such date. The Stokely Board granted this bonus to Mr. Theobald in recognition of both past services rendered to Stokely and the critical importance which his involvement had to the continued negotiation of the Merger Agreement and has to the consummation of the Merger.

     Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that, after the Merger, Stokely will indemnify and hold harmless, to the fullest extent required by law (or, if greater, to the fullest extent provided under Stokely's Articles of Incorporation and By-laws), any person who has, prior to the Merger, been a director, officer or employee of Stokely or its subsidiaries (each such person, an "Indemnified Party") against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Merger) (collectively, the "Indemnified Claims"). In addition, in the event of any such Indemnified Claim, the Indemnified Parties may retain counsel satisfactory to them after consultation with Chiquita, provided that Chiquita has not assumed the defense thereof, and provided that certain other conditions are met. Stokely's obligations under these provisions will continue in full force and effect for a period of seven years after the Merger; provided, however, that all rights to indemnification in respect of a claim asserted or made within such period shall continue until the final disposition thereof. The Merger Agreement also provides that Stokely will, subject to the conditions set forth in the Merger Agreement, use its best efforts to maintain directors' and officers' liability insurance "tail" coverage with respect to wrongful acts and/or omissions committed or allegedly committed prior to the Merger. At or prior to the Merger, Stokely intends to pay all of the necessary premium amounts for this insurance for the seven-year period after the Merger.

THE MERGER AGREEMENT

     The following summary of certain aspects of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated by reference herein. Please consult the text of the Merger Agreement for full information regarding any or all of its provisions.

     Voting on the Merger. Under the WBCL, the holders of two-thirds of the outstanding shares of Stokely Common Stock must vote in favor of the Merger for the Merger to be approved.

     THE REQUIRED VOTE OF STOKELY SHAREHOLDERS ON THE MERGER AGREEMENT IS BASED UPON THE TOTAL NUMBER OF OUTSTANDING SHARES OF STOKELY COMMON STOCK, AND NOT JUST THOSE REPRESENTED AT THE ANNUAL MEETING. ACCORDINGLY, THE FAILURE TO SUBMIT A PROXY CARD (OR, IF THE SHARES ARE HELD BY A BROKER, TO RETURN VOTING INSTRUCTIONS) OR TO VOTE IN PERSON AT THE ANNUAL MEETING, OR THE ABSTENTION FROM VOTING BY A STOKELY SHAREHOLDER, WILL HAVE THE SAME EFFECT AS A "NO" VOTE WITH RESPECT TO THE MERGER AGREEMENT. BROKER NON-VOTES WILL NOT BE COUNTED AS HAVING BEEN VOTED IN PERSON OR BY PROXY AT THE ANNUAL MEETING AND WILL HAVE THE SAME EFFECT AS A "NO" VOTE WITH RESPECT TO THE MERGER AGREEMENT.

     Effective Time and Date of the Merger. If the Merger is approved by the requisite vote of Stokely shareholders and the other conditions to the Merger are satisfied or waived (where permissible), the Merger will become effective at the close of business (the "Effective Time") on the date (the "Effective Date") on which the Articles of Merger are received by the Department of Financial Institutions of the State of Wisconsin. It is presently contemplated that the Effective Date and Time of the Merger will occur as promptly as practicable after satisfaction or waiver of the conditions set forth in the Merger Agreement. See "-- The Merger Agreement -- Conditions; Waivers."

     Conversion of Stokely Common Stock in the Merger. At the Effective Time, each outstanding share of Stokely Common Stock will be converted into and become the right to receive such fraction of a share of Chiquita Common Stock as is equal to $1.00 divided by the average of the last reported sales price per share of Chiquita Common Stock on the NYSE for the 15 consecutive trading days ending with the last trading day prior to the Effective Time, except that no fractional shares of Chiquita Common Stock will be issued. Any holder of Stokely Common Stock who otherwise would be entitled to a fractional share of Chiquita Common Stock instead will receive a cash payment in an amount equal to the product of such fraction multiplied by the average of the last reported sales price per share of Chiquita Common Stock on the NYSE for the 15 consecutive trading days ending with the last trading day prior to the Effective Time, without any interest thereon. For example, if you own 100 shares of Stokely Common Stock, and the average closing price of Chiquita Common Stock on the NYSE for the fifteen trading days prior to the Merger is $15, you would be entitled to receive six shares of Chiquita Common Stock and $10 in cash upon consummation of the Merger.

     Exchange of Certificates in the Merger. Within three business days after the Effective Time, Securities Transfer Company (the "Exchange Agent"), will mail a letter of transmittal and instructions to each holder of record of Stokely Common Stock. The letter of transmittal (or a copy) should be used to forward a holder's certificates for Stokely Common Stock for surrender and exchange for certificates representing the number of shares of Chiquita Common Stock (and cash in lieu of any fractional share) which the holder has the right to receive pursuant to the Merger. Until exchanged as provided above, certificates for Stokely Common Stock will be deemed to represent solely the right to receive certificates representing the number of shares of Chiquita Common Stock (and cash in lieu of any fractional share) into which the shares of Stokely Common Stock represented by such certificates were converted in the Merger, and the holders of the Stokely certificates will not be entitled to receive dividends or any other distributions until such certificates are so exchanged. Upon surrender of a certificate, there will be paid to the person in whose name the Chiquita Common Stock is issued any dividends or other distributions which have a record date after the Effective Time and which became payable prior to surrender with respect to such shares of Chiquita Common Stock. Although the shares of Chiquita Common Stock issuable in the Merger will be deemed to be outstanding on Chiquita's stock records after consummation of the Merger, former Stokely shareholders will not be able to vote such shares until they have surrendered their certificates as described above. Regardless of how long a former Stokely shareholder waits to exchange his or her certificates, no interest will be paid on the Chiquita Common Stock or cash in lieu of fractional shares issuable as a result of the Merger or on any dividend payments or other distributions on those shares of Chiquita Common Stock.

     STOKELY SHAREHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL THE LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED.

     Securities Transfer Company, located in Cincinnati, Ohio, is an affiliate of Chiquita and AFG and is the agent for Chiquita in its capacity as registrar and transfer agent for its Common Stock.

     Representations and Warranties. The Merger Agreement includes representations and warranties by Stokely as to: (i) the corporate organization, status and power of Stokely and its subsidiaries; (ii) the capitalization of Stokely and its subsidiaries; (iii) the authorization of the Merger Agreement;
(iv) except as specified, the Merger Agreement's noncontravention of any agreement, law or the Articles of Incorporation or By-laws of Stokely or any of its subsidiaries and the absence of the need (except as specified) for governmental or third party consents to the Merger; (v) the accuracy of Stokely's financial statements and filings with the Commission; (vi) matters relating to the real and personal property of Stokely and its subsidiaries;
(vii) matters relating to the accounts receivable and inventory of Stokely and its subsidiaries; (viii) matters relating to the intellectual property of Stokely and its subsidiaries; (ix) insurance owned or held by Stokely or its subsidiaries; (x) compliance with laws and governmental authorizations; (xi) material contracts to which Stokely or any of its subsidiaries is a party; (xii) pending or threatened litigation; (xiii) environmental matters; (xiv) taxes and tax returns involving Stokely and its subsidiaries; (xv) labor relations; (xvi) employee benefits plans; (xvii) the conduct of business by Stokely and its subsidiaries in the ordinary course and the absence of any material adverse change in the financial condition, business or results of operations of Stokely and its subsidiaries; (xviii) matters relating to customers and suppliers of Stokely and its subsidiaries; (xix) the brokers and finders employed by Stokely;
(xx) the accuracy of information supplied by Stokely and the accuracy of information to be supplied by Stokely for inclusion in filings with the Commission required by the transactions contemplated by the Merger Agreement;
(xxi) Stokely and its subsidiaries being current with respect to obligations to their employees for services performed; and (xxii) effectiveness of and compliance with leases, governmental permits, licenses, approvals and other authorizations.

     The Merger Agreement also includes representations and warranties by Chiquita and Acquisition Sub as to: (i) the corporate organization, status and power of Chiquita and Acquisition Sub; (ii) the capitalization of Chiquita and Acquisition Sub; (iii) the authorization of the Merger Agreement and its non-contravention of any agreement, law or the articles of incorporation or bylaws of Chiquita or Acquisition Sub; (iv) the absence of the need (except as specified) for governmental or third party consents to the Merger; (v) the accuracy of Chiquita's financial statements and filings with the Commission;
(vi) the conduct of Chiquita's and its
consolidated subsidiaries' business in the ordinary course and the absence of any material adverse change in the financial condition, business or results of operations of Chiquita and its consolidated subsidiaries; (vii) neither Chiquita (nor any Chiquita subsidiary) being a "Significant Shareholder" (as defined in the WBCL), or an affiliate of a Significant Shareholder, of Stokely, except as a result of the Merger; and (viii) the accuracy of information supplied by Chiquita and Acquisition Sub and the accuracy of information to be supplied by Chiquita for inclusion in filings with the Commission required by the transactions contemplated by the Merger Agreement.

     Many of the representations and warranties contained in the Merger Agreement are qualified by materiality standards contained therein and/or by the disclosure schedules provided pursuant to the Merger Agreement. The respective representations and warranties of Stokely, Chiquita and Acquisition Sub will terminate at the Effective Time.

     Business of Stokely Pending the Merger. Stokely has agreed that, among other things, prior to the Effective Time or earlier termination of the Merger Agreement, it and its subsidiaries will each carry on its business in the ordinary course consistent with past practice and will use its best efforts to keep its business organization intact, including its present relationships with employees, customers and suppliers and others having business relations with it. Stokely has agreed that, unless Chiquita grants its prior consent or except as otherwise permitted in the Merger Agreement, prior to the Effective Time neither Stokely nor any of its subsidiaries will: (i) increase compensation to any executive officer or director or provide for a general increase in the rate of compensation of its employees subject to limited exceptions; (ii) enter into or amend any employment contract or collective bargaining agreement; (iii) except when falling below certain dollar limitations, make any capital expenditures, enter into any lease of capital equipment or real estate, or enter into any other contract with any other entity or entities; (iv) enter into any transaction other than in the ordinary course of business; (v) create, assume, incur or guarantee any indebtedness other than pursuant to Stokely's revolving line of credit with Congress, trade debt and borrowings in the ordinary course of business; (vi) except in the ordinary course of business or consistent with past practices, discharge or satisfy any lien or encumbrance or pay or satisfy any obligation or liability; (vii) authorize or issue any shares of capital stock or declare or pay any dividend or make any sale of, or distribution with respect to, capital stock or directly or indirectly redeem or otherwise acquire any capital stock or carry out any stock split, reverse stock split, or other form of recapitalization of its capital stock; (viii) make any amendments to or changes in its Articles of Incorporation or By-laws; (ix) perform any act or attempt to do anything which will cause a breach of any obligation to which it is a party or to which it is bound and which would have a material adverse effect on Stokely and its subsidiaries; (x) acquire any other person or acquire a material amount of assets of any other person except pursuant to existing contracts or commitments or in the ordinary course or consistent with past practice; (xi) sell, lease, license or otherwise dispose of any material assets or property except pursuant to existing contracts or commitments or in the ordinary course or consistent with past practice; or (xii) except as specifically permitted in the Merger Agreement, take any action that is intended or may reasonably be expected to result in any of Stokely's representations or warranties set forth in the Merger Agreement being or becoming untrue in any material respect, any of the conditions to the Merger not being satisfied, or a violation of any covenant contained in the Merger Agreement.

     Conditions; Waivers. The respective obligations of Chiquita, Stokely and Acquisition Sub to effect the Merger are subject to the satisfaction of certain conditions at or prior to the Effective Time, including: (i) approval of the Merger by the holders of two-thirds of the outstanding shares of Stokely Common Stock; (ii) receipt of requisite regulatory approvals to consummate the transactions contemplated by the Merger Agreement; (iii) no court or governmental or regulatory authority having enacted, issued, promulgated or enforced any statute, rule, regulation, executive order, decree, injunction or other order which restricts, prevents or prohibits consummation of the transactions contemplated by the Merger Agreement; (iv) no proceeding having been commenced or threatened by any governmental or regulatory authority seeking to prevent consummation of the transactions contemplated by the Merger Agreement; (v) the Registration Statement for the shares of Chiquita Common Stock to be issued pursuant to the Merger Agreement having been declared effective; (vi) the absence of any stop order suspending the effectiveness of the Registration Statement; (vii) there being no action, suit, proceeding or investigation to suspend effectiveness of the Registration Statement; and (viii) all necessary approvals under state and Federal securities laws relating to the issuance and trading of the Chiquita Common Stock issuable in connection with the Merger having been obtained.

     The obligations of Stokely to effect the Merger are subject to certain normal and customary conditions, as well as to the receipt of an opinion from DLJ to the effect that consideration to be received by Stokely shareholders in the Merger is fair to the shareholders of Stokely from a financial point of view. See "PROPOSAL TO APPROVE THE MERGER -- Opinion of Financial Advisor."

     In addition to certain normal and customary conditions, the obligations of Chiquita and Acquisition Sub to effect the Merger are subject to the following conditions: (i) all options ("Stokely Stock Options") and warrants ("Stokely Warrants") to purchase Stokely Common Stock having been cancelled or cashed out at no value; (ii) holders of at least $31.8 million in principal amount (less any principal payments made thereon after the date of the execution of the Merger Agreement up to the Effective Time) of Stokely debt having exchanged such indebtedness for Chiquita Common Stock; (iii) at the Effective Time, no event of default having occurred or being continuing with respect to non-exchanging holders of Senior Notes or the IRBs unless the event of default has been waived or certain other exceptions are applicable; (iv) Congress having agreed, on terms and conditions reasonably satisfactory to Chiquita, that its existing loan agreement with Stokely will remain in place, with at least $20 million in credit remaining available to Stokely until the end of its current term; (v) a total of at least $1.0 million in accounts receivable having been forgiven by Stokely's suppliers; (vi) the absence of any event that has had, or has a reasonable possibility of having, a material adverse effect on Stokely, including that Stokely's consolidated net loss (calculated in accordance with the terms specified in the Merger Agreement and amendments thereto) is not greater than $3.38 million for the quarter ended September 30, 1997 and is not (or, in Chiquita's reasonable judgment, is not likely to be) greater than $3.0 million for the quarter ending December 31, 1997; and (vii) holders of not more than 5% of the total issued and outstanding shares of Stokely Common Stock having exercised and perfected dissenters' rights pursuant to the WBCL. No appraisal or dissenters' rights exist in connection with the Merger. As of December 5, 1997, there are no non-exchanging holding of Senior Notes and there was no event of default that had occurred with respect to the Senior Notes and IRBs not being exchanged. In addition, Congress has signed a commitment letter in which it has agreed to definitive terms pursuant to which it will extend the credit facility in an amount up to $70 million upon consummation of the Merger to August 31, 1999. Furthermore, for the quarter ended September 30, 1997, Stokely's net loss, calculated in accordance with the terms specified in the Merger Agreement and amendments thereto, was not greater than $3.38 million. Finally, provided the Merger is consummated on or before January 31, 1998, Stokely's suppliers have already agreed to forgive at least $1.0 million in accounts receivable.

     The Merger Agreement provides that any or all conditions to any party's obligations may, at any time prior to the Effective Time, be waived by such party in whole or in part, to the extent permitted by applicable law. However, after approval of the Merger Agreement by Stokely shareholders, the amount and form of consideration to be delivered to Stokely shareholders may not be reduced without resoliciting the Stokely shareholders.

     Exchange of Stokely Debt. It is a condition of Chiquita's obligation to effect the Merger that, at the Effective Time, certain outstanding debt of Stokely be exchanged for shares of Chiquita Common Stock. Holders of $19.6 million in outstanding principal amount (at September 30, 1997) of Stokely's Senior Notes have agreed to exchange the Senior Notes, at their par value, for Chiquita Common Stock, to surrender certain related warrants for no consideration and to accept Chiquita Common Stock in payment of interest accrued on the Senior Notes from June 30, 1997 until the closing of the Merger, provided the Merger is consummated on or before January 31, 1998. Similarly, the holder of $12.2 million of outstanding IRBs (together with the Senior Notes, the "Stokely Debt "), for which Stokely is obligated, has agreed to exchange the IRBs, at their par value, and to exchange accrued interest on the IRBs for shares of Chiquita Common Stock. In each case, the Chiquita Common Stock will be valued on the basis of the average closing price of Chiquita Common Stock on the NYSE for the 15 consecutive trading days immediately preceding the closing of the Merger.

     Based upon the $17.00 per share closing price of Chiquita Common Stock on December 8, 1997, it is estimated that approximately 1.9 million shares of Chiquita Common Stock (representing approximately 3% of the Chiquita Common Stock to be outstanding after the Merger) will be issued in exchange for the Stokely Debt. These shares of Chiquita Common Stock have been registered on the Registration Statement of which this Proxy Statement/Prospectus is a part and, upon issuance, will be freely tradeable by the recipients. Sales of substantial amounts of Chiquita Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Chiquita Common Stock. See "RISK FACTORS -- Shares Available for Future Sale."

     Regulatory Approvals. Pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), the Merger may not be consummated until certain information has been submitted to the Antitrust Division of the Federal Trade Commission ("FTC ") and specified HSR Act waiting period requirements have been satisfied. On October 7, 1997, Stokely and Chiquita made their respective HSR Act filings by submitting the required information to the FTC. The FTC had the opportunity to commence litigation under the antitrust laws of the United States to enjoin the Merger during a 30-day waiting period (which could have been extended under certain circumstances). On October 29, 1997, the FTC granted Chiquita's request for early termination of the waiting period.

     Amendment; Termination. At any time prior to the Effective Time, the parties to the Merger Agreement may amend the Merger Agreement by action of their Boards of Directors; except that, after approval of the Merger Agreement by the shareholders of Stokely, no amendment may be made which reduces the amount of the consideration to be delivered to Stokely shareholders, other than as contemplated by the Merger Agreement, without the further approval of the Stokely shareholders.

     The Merger Agreement may be terminated at any time prior to the Effective
Time: (i) by mutual consent of the Boards of Directors of Stokely, Chiquita and Acquisition Sub; (ii) by either Stokely or Chiquita if the Merger has not been consummated by January 31, 1998 (provided that the right to terminate will not be available to any party whose failure to perform or observe any covenants or agreements under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); (iii) by Chiquita if any of the conditions to all parties' obligations or any of the conditions to Chiquita's obligations have not been fulfilled and have not been waived on or before January 31, 1998 or have become impossible of fulfillment; (iv) by Stokely if any of the conditions to all parties' obligations or any of the conditions to Stokely's obligations have not been fulfilled and have not been waived on or before January 31, 1998 or have become impossible of fulfillment; or (v) by either Stokely or Chiquita if the Merger Agreement has not been approved on or before January 31, 1998 (or such later date as may be mutually agreed upon) by the requisite vote of Stokely's shareholders.

     Termination Fee. Stokely is required to pay Chiquita a fee of $250,000 and a number of shares of Stokely Preferred Stock having a redemption value of $2,750,000: (i) if the Merger Agreement is terminated solely as a result of the failure to receive approval of Stokely's shareholders; (ii) if the Stokely Board fails to continue to recommend the Merger Agreement; or (iii) if a competing offer is made to Stokely, the Stokely Board approves and recommends that offer to Stokely shareholders, the Merger is not consummated and the transaction underlying the competing offer also is not consummated. The Stokely Preferred Stock would have priority over Stokely Common Stock in the event of any bankruptcy or liquidation of Stokely. The designation, rights and preferences of the Stokely Preferred Stock are set forth as Exhibit D to the Merger Agreement. Additionally, if within twelve months of termination of the Merger Agreement a person or entity other than Chiquita acquires 50% or more of the Stokely Common Stock or all or substantially all of Stokely's assets, or if Stokely is a party to a merger, consolidation or similar transaction, or if Stokely agrees to such a transaction, Stokely is obligated to pay Chiquita a fee of $3,000,000. If a fee already has been paid as provided above, no additional fee will be owed, but the Preferred Stock will be required to be redeemed in accordance with the terms set forth in the Merger Agreement.

     Except as provided in the foregoing paragraph, whether or not the Merger is consummated, each party to the Merger Agreement generally will pay its own expenses in connection with the Merger.

     Accounting Treatment. The Merger will be accounted for as a purchase of Stokely by Chiquita for accounting and financial reporting purposes.

     Certain Federal Income Tax Consequences of the Merger. Stokely has received an opinion of Michael Best & Friedrich LLP that the Merger will qualify as a reorganization under Section 368(a)(1)(A) and 368(a)(2)(E) of the Code and that, accordingly, no gain or loss will be recognized by any Stokely shareholder upon the exchange of Stokely Common Stock solely for Chiquita Common Stock in connection with the Merger (except upon the receipt of cash in lieu of fractional shares of Chiquita Common Stock). The Internal Revenue Service (the "Service") has not been asked to rule upon the tax consequences of the Merger to any person and no such request will be made. The opinion of Michael Best & Friedrich LLP is based upon the Code, regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change, which change may be retroactive. Unlike a ruling from the Service, an opinion of counsel is not binding on the Service and there can be no assurance, and none is hereby given, that the Service will not take a position contrary to one or more positions reflected herein or that the opinion will be upheld by the courts if challenged by the Service.

     EACH STOKELY SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISORS AS TO THE EFFECT OF THE FEDERAL INCOME TAX CONSEQUENCES ON HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.

     Based upon the opinion of Michael Best & Friedrich LLP, which in turn is based upon various representations and is subject to various assumptions and qualifications, the following federal income tax consequences to Stokely shareholders will result from the Merger:

          1. Provided that the Merger qualifies as a statutory merger under applicable law, the Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) and 368(a)(2)(E) of the Code, and Chiquita, Acquisition Sub and Stokely will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

          2. No gain or loss will be recognized by a Stokely shareholder upon the exchange of Stokely Common Stock solely for Chiquita Common Stock pursuant to the Merger (except in respect of cash received in lieu of a fractional share of Chiquita Common Stock, as discussed below).

          3. A Stokely shareholder who receives cash in lieu of a fractional share interest in Chiquita Common Stock in the Merger will be treated as if he or she actually received such fractional share interest and it was subsequently redeemed by Chiquita. Such cash will be treated as having been received as full payment in exchange for the stock redeemed as provided in
     Section 302(a) of the Code. Gain or loss will be recognized upon such exchange, and will be capital gain or loss, provided that the Stokely Common Stock was a capital asset in the hands of the holder on the date of the Merger.

          4. A Stokely shareholder's initial aggregate adjusted tax basis in the shares of Chiquita Common Stock received in the exchange (including any fractional share to which he or she may be entitled) will be equal to the aggregate adjusted tax basis of the shares of Stokely Common Stock surrendered therefor.

          5. The holding period of Chiquita Common Stock received by a Stokely shareholder pursuant to the Merger will include the holding period during which the Stokely Common Stock exchanged therefor was held, provided that the Stokely Common Stock surrendered was a capital asset on the date of the Merger.

     The foregoing is only a general description of certain anticipated federal income tax consequences of the Merger for shareholders who are U.S. persons (as defined in Section 7701(a)(30) of the Code) and who hold their shares as capital assets, without regard to the particular facts and circumstances of the tax situation of each shareholder. It may not apply to a holder subject to special treatment under the Code, such as a holder that is a bank, an insurance company, a dealer in securities or foreign securities or a tax-exempt organization, or to a holder that acquired his or her Stokely Common Stock pursuant to the exercise of an employee stock option or otherwise as compensation. The discussion does not purport to be a complete analysis of all potential tax effects of the Merger and related transactions, and does not, for example, address any tax consequences that may result from cancellation of Stokely options and warrants, the forgiveness by Stokely suppliers of any accounts receivable from Stokely, or the exchange by Stokely debt holders of debt for Chiquita Common Stock. The discussion does not address the state, local or foreign tax consequences of the Merger.

     Chiquita believes that no tax gain or loss will be recognized by Chiquita, Stokely or Acquisition Sub as a result of the Merger.

     No Appraisal or Dissenters' Rights. Under the WBCL, holders of shares of a Wisconsin corporation quoted on the Nasdaq National Market on the record date for a meeting at which shareholders are to vote on a merger are not entitled to appraisal or dissenters' rights. Shares of Stokely Common Stock were quoted on the Nasdaq National Market on the Voting Record Date. Therefore, holders of Stokely Common Stock are not entitled to appraisal or dissenters' rights in connection with the Merger.

     Resale of Chiquita Common Stock by Stokely Affiliates. All shares of Chiquita Common Stock received by Stokely shareholders in the Merger will be freely transferable, except that shares of Chiquita Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Stokely prior to the Merger or Chiquita after the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of persons who become affiliates of Chiquita) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Chiquita or Stokely generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal shareholders of such party.

                        PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma combined financial statements give effect to the Merger based on the assumptions described in the accompanying notes. These financial statements have been prepared from the historical consolidated financial statements of Chiquita (which have been adjusted to reflect the recent acquisitions by Chiquita of the Owatonna Companies and AFF) and Stokely and should be read in conjunction therewith. The historical financial statements of Chiquita and Stokely are incorporated by reference in this Proxy Statement/Prospectus and summary historical financial information about Chiquita and Stokely is set forth in the Summary at the beginning of this Proxy Statement/Prospectus. In addition, historical financial statements of Owatonna Canning Company, the only significant Owatonna Company, are included in Chiquita's Current Report on Form 8-K dated September 15, 1997 and are incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." This pro forma information is not necessarily indicative of actual or future operating results or financial position that would have occurred or will occur upon consummation of the Merger.

     The unaudited pro forma combined balance sheet is based on the balance sheets of Chiquita (including the Owatonna Companies which were acquired in September 1997), AFF and Stokely at September 30, 1997 and has been prepared to reflect the acquisition of AFF and the Merger assuming they had occurred on September 30, 1997. The unaudited pro forma income statements for the year ended December 31, 1996 and for the nine months ended September 30, 1997 give effect to all the acquisitions (including the Merger) as if they had occurred on January 1, 1996. Each transaction has been or will be accounted for as a purchase.

                      CHIQUITA BRANDS INTERNATIONAL, INC.
                  PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)
                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                  CHIQUITA
                                 (INCLUDING
                                  OWATONNA               PRO FORMA                                 PRO FORMA           PRO FORMA
                                 COMPANIES)     AFF     ADJUSTMENTS        SUBTOTAL    STOKELY    ADJUSTMENTS           COMBINED
                                 ----------     ---     -----------        --------    -------    -----------          ---------
            ASSETS
Current assets
 Cash and equivalents..........  $ 172,330    $   179    $(23,252)(a)     $  149,257   $  1,515    $(22,725)(A)        $  128,047
 Trade receivables, net........    203,788      5,776          --            209,564     12,931          --               222,495
 Other receivables, net........     65,726        317          --             66,043         --          --                66,043
 Inventories...................    321,616     42,444          --            364,060     91,469          --               455,529
 Other current assets..........     39,595      3,377        (572)(b)         42,400        750          --                43,150
                                 ----------   -------    --------         ----------   --------    --------            ----------
   Total current assets........    803,055     52,093     (23,824)           831,324    106,665     (22,725)              915,264
Property, plant and equipment,
 net...........................  1,143,005     10,504          --          1,153,509     39,625          --             1,193,134
Investments and other assets...    312,574        922          --            313,496      2,507          --               316,003
Intangibles, net...............    156,564         --       1,752(c)         158,316         --      10,655(B)            168,971
                                 ----------   -------    --------         ----------   --------    --------            ----------
   Total assets................  $2,415,198   $63,519    $(22,072)        $2,456,645   $148,797    $(12,070)           $2,593,372
                                 ==========   =======    ========         ==========   ========    ========            ==========
        LIABILITIES AND
     SHAREHOLDERS' EQUITY
Current liabilities
 Notes and loans payable.......  $  36,395    $20,998    $(20,998)(a)     $   36,395   $ 47,725    $(22,725)(A)        $   61,395
 Long-term debt due within one
   year........................     90,430      1,142      (1,142)(a)         90,430     43,300     (32,085)(A)           101,645
 Accounts payable..............    208,307      5,873          --            214,180     45,017          --               259,197
 Accrued liabilities...........    108,691      6,664         500(d)         115,855      5,663       2,200(C)            123,718
                                 ----------   -------    --------         ----------   --------    --------            ----------
   Total current liabilities...    443,823     34,677     (21,640)           456,860    141,705     (52,610)              545,955
Long-term debt of parent
 company.......................    696,731         --          --            696,731         --          --               696,731
Long-term debt of
 subsidiaries..................    284,615      1,112      (1,112)(a)        284,615      2,100          --               286,715
Accrued pension and other
 employee benefits.............     87,107        521         712(e)          88,340      2,883        (826)(D)            90,397
Other liabilities..............     90,246      1,193      (3,193)(b)         88,246         --          --                88,246
                                 ----------   -------    --------         ----------   --------    --------            ----------
   Total liabilities...........  1,602,522     37,503     (25,233)         1,614,792    146,688     (53,436)            1,708,044
                                 ----------   -------    --------         ----------   --------    --------            ----------
Shareholders' equity
 Preferred stock...............    253,239         --         173(f)         253,412         --          --               253,412
 Capital stock.................     19,786        865        (217)(f)(g)      20,434        572         395(A)(E)(F)       21,401
 Capital surplus...............    642,881      2,498      25,858(f)(g)      671,237     43,508      (1,000)(A)(E)(F)     713,745
 Other shareholders' equity....         --       (526)        526(g)              --       (296)        296(F)
 Accumulated deficit...........   (103,230)    23,179     (23,179)(g)       (103,230)   (41,675)     41,675(F)           (103,230)
                                 ----------   -------    --------         ----------   --------    --------            ----------
   Total shareholders'
     equity....................    812,676     26,016       3,161            841,853      2,109      41,366               885,328
                                 ----------   -------    --------         ----------   --------    --------            ----------
   Total liabilities and
     shareholders' equity......  $2,415,198   $63,519    $(22,072)        $2,456,645   $148,797    $(12,070)           $2,593,372
                                 ==========   =======    ========         ==========   ========    ========            ==========

-------------------------
NOTE: This Pro Forma Combined Balance Sheet has been prepared to reflect the Merger and the acquisition by Chiquita of AFF.
For the AFF acquisition (and the acquisition of the Owatonna Companies in the case of note (f)), pro forma adjustments have been made to reflect:
(a) Assumed repayment of $23.3 million of AFF debt with cash.
(b) Elimination of deferred tax assets and liabilities.
(c) Excess of acquisition cost (including transaction costs) over the fair value of AFF net assets acquired.
(d) Estimated transaction costs for professional services incurred in connection with the acquisition.
(e) Adjustment of the accumulated postretirement benefit liability of AFF.
(f) Issuance of $27.2 million (1.8 million shares) of Chiquita Common Stock in exchange for 100% of the equity of AFF and estimated additional consideration of $1.8 million (.1 million shares) of Chiquita Common Stock and $.2 million (3,500 shares) of Chiquita Series C Preference Stock in connection with the acquisition of the Owatonna Companies. The historical Chiquita balance sheet includes preliminary consideration of $42 million (3.0 million shares) of Chiquita Common Stock and $4 million (.1 million shares) of Chiquita Series C Preference Stock issued in connection with the acquisition of the Owatonna Companies.
(g) Elimination of the shareholders' equity accounts.

For the Stokely Merger, pro forma adjustments have been made to reflect:
(A) Assumed repayment of $32.1 million of Stokely long-term debt with approximately 2.1 million shares of Chiquita Common Stock and assumed reduction of Stokely working capital loans payable to $25 million using cash.
(B) Excess of acquisition cost (including transaction costs) over the fair value of Stokely's net assets acquired.
(C) Estimated transaction costs for professional services and related expenses incurred in connection with the acquisition.
(D) Adjustment of the accumulated postretirement benefit liability of Stokely.
(E) Issuance of Chiquita Common Stock with a value of approximately $11.4 million (.8 million shares) to the former shareholders of Stokely.
(F) Elimination of the shareholders' equity accounts of Stokely.
This Pro Forma Combined Balance Sheet is based on a preliminary allocation of purchase price to the net assets acquired. Furthermore, it is not necessarily indicative of the actual or future financial position that would have occurred or will occur upon consummation of the Merger.

                      CHIQUITA BRANDS INTERNATIONAL, INC.
                PRO FORMA COMBINED INCOME STATEMENT (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    OWATONNA               PRO FORMA                                PRO FORMA          PRO FORMA
                        CHIQUITA    COMPANIES     AFF     ADJUSTMENTS       SUBTOTAL    STOKELY    ADJUSTMENTS          COMBINED
                        --------    ---------     ---     -----------       --------    -------    -----------         ---------
Net sales............  $2,435,248    $61,885    $81,111          --        $2,578,244   $198,108    $(40,329)(A)       $2,736,023
                       ----------    -------    -------     -------        ----------   --------    --------           ----------
Operating expenses
  Cost of sales......   1,947,888     32,346     69,178          --         2,049,412    160,622     (38,900)(A)        2,171,134
 Selling, general and
    administrative...     313,490     18,243      5,458     $    44(a)        337,235     30,632      (1,044)(A)(B)       366,823
  Depreciation.......      89,534      2,690      1,692          --            93,916      6,675        (569)(A)          100,022
  Nonrecurring
    charges..........          --         --         --          --                --     25,429     (12,500)(A)           12,929
                       ----------    -------    -------     -------        ----------   --------    --------           ----------
  Operating income
    (loss)...........      84,336      8,606      4,783         (44)           97,681    (25,250)     12,684               85,115
Interest income......      28,276        573         12      (1,250)(b)        27,611         --        (500)(C)           27,111
Interest expense.....    (130,232)      (365)    (1,645)      1,640(b)       (130,602)   (11,066)      6,760(A)(C)       (134,908)
Other income, net....         892        163         53          --             1,108         --          --                1,108
                       ----------    -------    -------     -------        ----------   --------    --------           ----------
Income (loss) before
  income taxes.......     (16,728)     8,977      3,203         346            (4,202)   (36,316)     18,944              (21,574)
Income taxes.........     (11,000)    (2,755)    (1,339)      3,794(c)        (11,300)        --          --              (11,300)
                       ----------    -------    -------     -------        ----------   --------    --------           ----------
Income (loss) before
  extraordinary
  item...............     (27,728)     6,222      1,864       4,140           (15,502)   (36,316)     18,944              (32,874)
Less dividends on
  preferred stock....     (11,955)        --         --        (208)(d)       (12,163)        --          --              (12,163)
                       ----------    -------    -------     -------        ----------   --------    --------           ----------
Loss before
  extraordinary item
  attributable to
  common shares......  $  (39,683)   $ 6,222    $ 1,864     $ 3,932        $  (27,665)  $(36,316)   $ 18,944           $  (45,037)
                       ==========    =======    =======     =======        ==========   ========    ========           ==========
Loss per common share
  before
  extraordinary item
  -- primary and
  fully diluted......  $    (0.72)                                                                                     $    (0.71)
                       ==========                                                                                      ==========
Shares used to
  calculate loss per
  common share before
  extraordinary
  item...............      55,167                                                                                          63,338
                       ==========                                                                                      ==========

-------------------------
NOTE: This Pro Forma Combined Income Statement gives effect to the acquisitions of the Owatonna Companies and AFF and the Merger.

For the Owatonna Companies and AFF acquisitions, pro forma adjustments have been made to reflect:

(a) Amortization of goodwill arising from the acquisitions on a straight-line basis over 40 years.

(b) Reductions of interest expense of $1.6 million due to the assumed repayment of all AFF debt with cash. Interest income is reduced by $1.3 million to reflect the use of cash equivalents for these debt repayments.

(c) Elimination of tax expense of the Owatonna Companies and federal tax expense of AFF as a result of including these companies in the Chiquita consolidated tax returns.

(d) Dividends on Chiquita Series C Preference Stock issued in connection with the acquisition of the Owatonna Companies.

For the Stokely Merger, pro forma adjustments have been made to reflect:

(A) Elimination of: revenues and direct operating expenses of Stokely's frozen vegetable business; interest expense ($1.6 million) from borrowings associated with frozen vegetable assets; and nonrecurring charges resulting from Stokely's sale of this business. The acquisition of Stokely by Chiquita does not include any assets or operating activity in the frozen vegetable business.

(B) Amortization of goodwill ($.3 million) arising from the acquisition on a straight-line basis over 40 years.

(C) Reductions of interest expense of $4.3 million due to the assumed repayment of $32.1 million of Stokely long-term debt with approximately 2.1 million shares of Chiquita Common Stock and $.9 million due to the assumed reduction of Stokely working capital loans payable remaining after giving effect to the disposition of the frozen vegetable business to an average balance of $25 million using cash. Interest income is reduced by $.5 million to reflect the use of cash equivalents for these debt repayments.

The Pro Forma Combined Income Statement does not include any adjustment to eliminate $12.9 million ($.20 per share on a pro forma basis) of nonrecurring charges which are principally associated with the closing and write-down of plant and office facilities and are included in Stokely's historical operating income.

The Pro Forma Combined Income Statement is based on a preliminary allocation of purchase price to the net assets acquired. Furthermore, it is not necessarily indicative of the actual operating results of the combined companies had the acquisitions occurred on January 1, 1996 or of future results of the combined companies.

                      CHIQUITA BRANDS INTERNATIONAL, INC.
                PRO FORMA COMBINED INCOME STATEMENT (UNAUDITED)
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                          PRO
                                     OWATONNA               PRO FORMA                                 PRO FORMA          FORMA
                         CHIQUITA    COMPANIES     AFF     ADJUSTMENTS        SUBTOTAL    STOKELY    ADJUSTMENTS        COMBINED
                         --------    ---------     ---     -----------        --------    -------    -----------        --------
Net sales.............  $1,833,904    $44,714    $53,611          --         $1,932,229   $109,563         --          $2,041,792
                        ----------    -------    -------     -------         ----------   --------     ------          ----------
Operating expenses
  Cost of sales.......   1,412,100     25,930     43,772          --          1,481,802     87,335         --           1,569,137
  Selling, general and
    administrative....     223,479     17,255      4,163      (1,867)(a)(b)     243,030     20,384     $  175(A)(B)       263,589
  Depreciation........      64,418      2,171      1,163          --             67,752      3,631         --              71,383
                        ----------    -------    -------     -------         ----------   --------     ------          ----------
  Operating income
    (loss)............     133,907       (642)     4,513       1,867            139,645     (1,787)      (175)            137,683
Interest income.......      12,481        330          6        (500)(c)         12,317         --       (600)(C)          11,717
Interest expense......     (82,482)      (177)      (645)        645(c)         (82,659)    (7,334)     3,955(C)          (86,038)
Other income, net.....         656        164         34          --                854         --         --                 854
                        ----------    -------    -------     -------         ----------   --------     ------          ----------
Income before income
  taxes...............      64,562       (325)     3,908       2,012             70,157     (9,121)     3,180              64,216
Income taxes..........      (8,200)       109     (1,264)        855(d)          (8,500)        --         --              (8,500)
                        ----------    -------    -------     -------         ----------   --------     ------          ----------
Net income (loss).....      56,362       (216)     2,644       2,867             61,657     (9,121)     3,180              55,716
Less dividends on
  preferred stock.....     (12,672)        --         --        (152)(e)        (12,824)        --         --             (12,824)
                        ----------    -------    -------     -------         ----------   --------     ------          ----------
Net income (loss)
  attributed to common
  shares..............  $   43,690    $  (216)   $ 2,644     $ 2,715         $   48,833   $ (9,121)    $3,180          $   42,892
                        ==========    =======    =======     =======         ==========   ========     ======          ==========
Earnings per common
  share:
  -- Primary..........  $     0.77                                                                                     $     0.66
  -- Fully diluted....  $     0.77                                                                                     $     0.66
Shares used to
calculate earnings per
common share:
  -- Primary..........      56,869                                                                                         64,733
  -- Fully diluted....      56,979                                                                                         64,843

-------------------------
NOTE: This Pro Forma Combined Income Statement gives effect to the acquisitions of the Owatonna Companies and AFF and the Merger.

For the Owatonna Companies and AFF acquisitions, pro forma adjustments have been made to reflect:

(a) Amortization of goodwill arising from the acquisitions on a straight-line basis over 40 years.

(b) Transaction costs for professional services incurred by the acquired companies totaling $1.9 million.

(c) Reductions of interest expense of $.6 million due to the assumed repayment of all AFF debt with cash. Interest income is reduced by $.5 million to reflect the use of cash equivalents for these debt repayments.

(d) Elimination of tax expense of the Owatonna Companies and federal tax expense of AFF as a result of including these companies in the Chiquita consolidated tax returns.

(e) Dividends on Chiquita Series C Preference Stock issued in connection with the acquisition of the Owatonna Companies.

For the Stokely Merger, pro forma adjustments have been made to reflect:

(A) Amortization of goodwill ($.2 million) arising from the acquisition on a straight-line basis over 40 years.

(B) Transaction costs for professional services incurred by Stokely.

(C) Reductions of interest expense of $2.9 million due to the assumed repayment of $32.1 million of Stokely long-term debt with approximately 2.1 million shares of Chiquita Common Stock and $1.1 million due to the assumed reduction of Stokely working capital loans payable to an average balance of $25 million using cash. Interest income is reduced by $.6 million to reflect the use of cash equivalents for these debt repayments.

The Pro Forma Combined Income Statement is based on a preliminary allocation of purchase price to the net assets acquired. Furthermore, it is not necessarily indicative of the actual operating results of the combined companies had the acquisitions occurred on January 1, 1996 or of future results of the combined companies.

                        INFORMATION CONCERNING CHIQUITA

GENERAL

     Chiquita is a leading international marketer, producer and distributor of bananas and other quality fresh and processed food products sold under the Chiquita and other brand names. In addition to bananas, these products include other tropical fruit, such as mangoes, kiwi and citrus, and a wide variety of other fresh produce. Chiquita's products also include fruit and vegetable juices and beverages; processed bananas and other processed fruits and vegetables; fresh cut and ready-to-eat salads; and edible oil-based consumer products.

     The principal executive offices of Chiquita are located at 250 East Fifth Street, Cincinnati, Ohio 45202 and the telephone number is (513) 784-8000. AFG owns, either directly or indirectly through its subsidiaries, approximately 39% of the outstanding shares of Chiquita Common Stock. Approximately 45% of the outstanding common stock of AFG is beneficially owned by Carl H. Lindner, members of his family and trusts for their benefit.

     Other information with respect to Chiquita is contained in Chiquita's documents incorporated herein by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

CHIQUITA'S REASONS FOR THE MERGER

     Although Chiquita's primary business is the marketing, production and distribution of bananas and other fresh fruits and vegetables, Chiquita also owns Friday Canning Corporation ("Friday"), which is engaged in processing and canning vegetables. Headquartered in New Richmond, Wisconsin, Friday operates eight vegetable canning facilities in Wisconsin and participates in a vegetable canning joint venture in China. Chiquita acquired Friday in 1992 and has operated it as a stand-alone company since its acquisition. Since that time, Chiquita has sought opportunities to grow its canning business in ways that are appropriate for the business. In addition to the proposed Merger, in September 1997 Chiquita acquired the Owatonna Companies, a vegetable canner headquartered in Owatonna, Minnesota with six canning facilities in Minnesota and Illinois, and signed a definitive agreement to acquire AFF, a vegetable canning company headquartered in Payette, Idaho, with four canning facilities in the northwestern United States. The AFF acquisition was completed in early December 1997. These companies sell processed vegetables in the private label, food service and branded segments, both domestically and for export. Chiquita believes the Merger, along with the recent acquisitions of the Owatonna Companies and AFF, will accomplish Chiquita's objective of expanding its capacity, product lines and geographic coverage in the vegetable canning business, resulting in more efficient and cost-effective operations.

                         DESCRIPTION OF CHIQUITA STOCK

     Chiquita has 150,000,000 authorized shares of Capital Stock, par value $.33 per share (the "Chiquita Common Stock"). Chiquita also has authorized 10,000,000 shares of Non-Voting Cumulative Preferred Stock, par value $1.00 per share (the "Preferred Stock") and 4,000,000 shares of Cumulative Preference Stock, without par value (the "Preference Stock"). The main difference between the Preferred Stock and the Preference Stock is that the Preference Stock has broad voting rights and the Preferred Stock has voting rights only in limited circumstances. Each of the Preferred Stock and the Preference Stock may be issued in one or more series having such designated preferences and rights, qualifications and limitations as the Board of Directors may from time to time determine without requiring any vote of the shareholders.

     The issuance of Preferred Stock or Preference Stock by the Board of Directors could be utilized, under certain circumstances, as a method of preventing a takeover of Chiquita. There are no other provisions in Chiquita's Second Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") or By-laws that would have an effect of delaying, deferring or preventing a change in control of Chiquita. However, there are provisions in some of Chiquita's debt agreements which might require Chiquita to pay off some or all of the related debt upon a change in control.

     Various debt instruments of Chiquita restrict, among other things, dividends and other distributions on, and repurchases or redemptions of, Chiquita's capital stock. At September 30, 1997, these restrictions would have allowed the payment of approximately $335 million for dividends and other corporate distributions, redemptions or repurchases. The ability of Chiquita to pay dividends when, as and if declared by the Board of Directors, may be subject to restrictions contained in future debt agreements and to limitations contained in future series or classes of preferred or preference shares and is subject to the legal availability of funds.

DESCRIPTION OF CHIQUITA COMMON STOCK

     Of the 150 million authorized shares of Chiquita Common Stock, on December 8, 1997, approximately 61 million shares were outstanding and approximately 45 million shares were reserved for issuance, including 16 million shares reserved for issuance under employee benefit plans, and 29 million shares reserved for issuance upon the conversion, if any, of the Series A and Series B Preferred Stock, the Series C Preference Stock and Chiquita's 7% Convertible Debentures due 2001. In connection with the Merger, it is expected that up to approximately
3.2 million shares of Chiquita Common Stock will be issued.

     Holders of Chiquita Common Stock are entitled to one vote per share on the election of directors and all other matters submitted to a vote of shareholders. Shares of Chiquita Common Stock do not have cumulative voting rights.

     Holders of Chiquita Common Stock are entitled to receive dividends, when and as declared by Chiquita's Board of Directors, out of funds legally available therefor; provided, however, that all dividends on any outstanding Preferred and Preference Stock must be fully paid or declared and set apart before any dividends can be paid or declared and set apart with respect to the Chiquita Common Stock.

     Upon liquidation, dissolution or winding-up of Chiquita, the holders of Chiquita Common Stock are entitled to share ratably in the assets of Chiquita remaining after the payment of its obligations and liabilities and after payment due the holders of Chiquita's Preferred and Preference Stock.

     Holders of Chiquita Common Stock have no preemptive or other rights to subscribe for or purchase additional securities of Chiquita. All outstanding shares of Chiquita Common Stock are fully paid and nonassessable.

DESCRIPTION OF CHIQUITA PREFERRED STOCK

     Chiquita has 10,000,000 authorized shares of Preferred Stock. The Preferred Stock may be issued in one or more series and the rights, preferences, privileges and restrictions, including dividend rights, conversion rights, terms of redemption and liquidation preferences on each series may be fixed or designated by the Board of Directors of Chiquita without any further vote or action by Chiquita's shareholders; except that no series of Preferred Stock may be given the right to vote unconditionally in the election of directors of Chiquita. There are currently 5,175,000 shares of Preferred Stock issued and outstanding in two series: 2,875,000 shares of $2.875 Non-Voting Cumulative Preferred Stock, Series A (the "Series A Preferred Stock"), and 2,300,000 shares of $3.75 Convertible Preferred Stock, Series B (the "Series B Preferred Stock").

     Series A Preferred Stock. Dividends on the Series A Preferred Stock accrue at an annual rate of $2.875 per share, are cumulative and are payable quarterly in arrears. The shares of Series A Preferred Stock have a liquidation preference of $50.00 per share plus dividends in arrears, if any. The Series A Preferred Stock is listed on the NYSE.

     Until February 15, 2001, the Series A Preferred Stock is convertible, in whole or in part, at the option of Chiquita, for such number of shares of Chiquita Common Stock as are issuable at a conversion rate of 2.6316 shares of Chiquita Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain circumstances. Chiquita may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of the 30 trading day period, the closing price of Chiquita Common Stock on the NYSE exceeds $24.70, subject to adjustment in certain circumstances. On and after February 15, 2001, the Series A Preferred Stock will be convertible, in whole or in part, at the option of Chiquita, into that number of shares of Chiquita Common Stock which have a current market price (calculated by averaging the closing prices of the Chiquita Common Stock on the NYSE for the five trading days immediately preceding the conversion date) equal to $50.00 per share of Series A Preferred Stock. However, in no event may the number of shares of Chiquita Common Stock into which each share of Series A Preferred Stock is convertible exceed 10, subject to adjustment in certain circumstances.

     Each share of Series A Preferred Stock is convertible at any time, at the holder's option, into 2.6316 shares of Chiquita Common Stock, subject to adjustment in certain circumstances. Adjustment in the conversion rates referred to above will occur in connection with stock splits, stock dividends and certain other transactions affecting the Chiquita Common Stock. The Series A Preferred Stock is not redeemable for cash, and there is no redemption or sinking fund obligation with respect to the Series A Preferred Stock.

     Series B Preferred Stock. Dividends on the Series B Preferred Stock accrue at an annual rate of $3.75 per share, are cumulative and are payable quarterly in arrears. The shares of Series B Preferred Stock have a liquidation preference of $50.00 per share plus dividends in arrears, if any. The Series B Preferred Stock is listed on the NYSE.

     The Series B Preferred Stock is not convertible at the option of Chiquita prior to September 10, 1999. On and after September 10, 1999, each share of Series B Preferred Stock will be convertible (and the series will be convertible, in whole or in part), at Chiquita's option, into that number of shares of Chiquita Common Stock which have a current market price (calculated by averaging the closing prices of the Chiquita Common Stock on the NYSE for the fifteen consecutive trading days ending on the second trading day preceding the conversion date) equal to $51.50, if converted during the twelve-month period beginning September 10, 1999 (and of amounts decreasing thereafter to $50.00 if converted on or after September 10, 2001). However, in no event may the number of shares of Chiquita Common Stock into which each share of Series B Preferred Stock is convertible exceed 10, subject to adjustment in certain circumstances.

     Each share of Series B Preferred Stock is convertible at any time prior to and including the business day preceding a Chiquita conversion, at the holder's option, into 3.3333 shares of Chiquita Common Stock, subject to adjustment in certain circumstances. Adjustments in the conversion rates referred to above will occur in connection with stock splits, stock dividends and certain other transactions affecting the Chiquita Common Stock. The Series B Preferred Stock is not redeemable for cash, and there is no redemption or sinking fund obligation with respect to the Series B Preferred Stock.

DESCRIPTION OF CHIQUITA PREFERENCE STOCK

     The Board of Directors of Chiquita may provide for the issuance of up to 4,000,000 shares of Preference Stock in one or more series. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences of each series may be fixed or designated by the Board of Directors without any further vote or action by Chiquita's shareholders. Currently, there are 79,659 shares of Preference Stock issued and outstanding, all of one series designated $2.50 Convertible Preference Stock, Series C (the "Series C Preference Stock").

     Series C Preference Stock. Dividends on the Series C Preference Stock accrue at an annual rate of $2.50 per share, are cumulative from June 30, 1997, and are payable quarterly in arrears commencing December 7, 1997. The shares of Series C Preference Stock have a liquidation preference of $50.00 per share, plus dividends in arrears, if any. The Series C Preference Stock is not listed or quoted on any securities exchange or other public trading market.

     The Series C Preference Stock is not convertible at the option of Chiquita prior to June 30, 2000. On and after June 30, 2000, each share of Series C Preference Stock will be convertible (and the series will be convertible, in whole or in part), at Chiquita's option, into that number of shares of Chiquita Common Stock which shall have a current market price (calculated by averaging the closing prices of the Chiquita Common Stock on the NYSE for the fifteen consecutive trading days immediately preceding the second trading day prior to the conversion date) equal to (a) $51.50, if converted during the twelve-month period beginning June 30, 2000, (b) $50.75, if converted during the twelve-month period beginning June 30, 2001, and (c) $50.00, if converted on or after June 30, 2002. In no event, however, shall the number of shares of Chiquita Common Stock into which each share of Series C Preference Stock is converted exceed 10, subject to adjustment in certain circumstances.

     Each share of Series C Preference Stock is convertible at any time prior to and including the business day preceding a Chiquita conversion, at the holder's option, into 2.922 shares of Chiquita Common Stock, subject to adjustment in certain circumstances. Adjustments in the conversion rates referred to above will occur in connection with stock splits, stock dividends and certain other transactions affecting the Chiquita Common Stock. The Series C Preference Stock is not redeemable for cash, and there is no redemption or sinking fund obligation with respect to the Series C Preference Stock.

     Generally, holders of Series C Preference Stock are entitled to one vote per share on the election of directors and all other matters submitted to a vote of shareholders of Chiquita Common Stock. Also, generally, the Series C Preference Stock and the Chiquita Common Stock vote together as a single class. In certain limited circumstances, holders of Series C Preference Stock will have greater voting rights and the Series C Preference Stock will vote as a separate class.

                       COMPARISON OF SHAREHOLDERS' RIGHTS

     Upon consummation of the Merger, the shareholders of Stokely, a Wisconsin corporation, will become holders of Chiquita Common Stock. Chiquita is a New Jersey corporation. The Chiquita Common Stock is described above under "DESCRIPTION OF CHIQUITA STOCK." Differences between provisions of the corporate laws of Wisconsin and New Jersey, as well as between the Articles of Incorporation and By-laws of Stokely and the Certificate of Incorporation and By-laws of Chiquita, will result in certain changes in the rights of shareholders of Stokely as holders of Chiquita Common Stock.

     The following summary discusses certain significant provisions relating to shareholders' rights but is not meant to be an exhaustive list or a detailed discussion of the provisions discussed and is qualified in its entirety by reference to the Articles of Incorporation and By-laws of Stokely, the Certificate of Incorporation and By-laws of Chiquita, and the corporate laws of Wisconsin and New Jersey.

DIRECTORS

     Stokely. Stokely's Articles of Incorporation and By-laws currently provide that it shall have not less than nine nor more than 15 directors, as determined from time to time by resolution of the Stokely Board. The Stokely Board may amend the By-laws to increase or decrease the number of directors. Under the Articles of Incorporation of Stokely, the Stokely Board is divided into three classes. One class is elected each year for a three-year term. The classified Stokely Board is intended to provide for continuity of the Stokely Board and to make it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the Stokely Board without the consent of the incumbent Stokely Board.

     In addition, a director may be removed from office only for cause and only by the affirmative vote of at least 80% of the outstanding shares entitled to vote for the election of such director, and any vacancy so created may be filled only by the affirmative vote of at least 80% of such shares. The staggered board provisions and the provision regarding the 80% vote required for removal of a director by shareholders may only be amended by the affirmative vote of shareholders possessing at least 80% of the outstanding shares entitled to vote.

     Chiquita. Chiquita's By-laws currently provide that it shall have not less than five nor more than fifteen directors, as determined from time to time by resolution of the Chiquita Board of Directors (the "Chiquita Board"). The Chiquita Board may amend the By-laws to increase or decrease the number of directors. New Jersey law permits a corporation to provide in its Certificate of Incorporation for the classification of its Board of Directors. Chiquita's Certificate of Incorporation does not provide for a classified Board. Chiquita's Certificate of Incorporation does provide that shareholders of certain classes or series of Preferred or Preference Stock have the right to elect directors upon the occurrence of stated events, primarily related to the failure of Chiquita to pay dividends on outstanding shares of that stock.

     Directors of Chiquita may be removed with or without cause by the affirmative vote of the majority of votes cast by shareholders entitled to vote for the election of directors. Additionally, the Chiquita Board, by the affirmative vote of a majority of the directors in office, may remove one or more directors for cause where, in the judgment of such majority, the continuation of such director or directors in office would be harmful to the corporation. Any vacancy on the Chiquita Board, however caused, including newly created directorships, may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum of the Board, or by a sole remaining director.

VOTING RIGHTS GENERALLY

     Stokely. Subject to Section 180.1150(2) of the WBCL (described below under "-- Anti-Takeover Provisions; Transactions with Interested Shareholders"), holders of Stokely Common Stock are entitled to one vote for each share of Stokely Common Stock held by them on all matters properly presented to shareholders. The outstanding shares of Stokely Common Stock are legally issued, fully paid and nonassessable, except for certain statutory liabilities which may be imposed by Section 180.0622 of the WBCL for unpaid employee wages.

     Under the WBCL, actions to be taken by vote of the shareholders of a Wisconsin corporation shall be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon (in person or proxy) unless a greater plurality is required by the Articles of Incorporation or other provisions of the WBCL. The WBCL provides that the affirmative vote of holders of at least two-thirds of the number of shares outstanding and entitled to vote is required for certain corporate actions, including mergers, for corporations organized under Wisconsin law prior to January 1, 1973 (such as Stokely). The Articles of Incorporation and By-laws of Stokely do not specify different requirements.

     Chiquita. Under New Jersey law, actions to be taken by vote of the shareholders of a New Jersey corporation shall be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon (in person or by proxy) unless a greater plurality is required by the Certificate of Incorporation or other provision of New Jersey law. New Jersey law requires that the affirmative vote of holders of two-thirds of the votes cast by holders of shares outstanding and entitled to vote is required for certain actions for corporations organized prior to January 1, 1969 (such as Chiquita). Chiquita's Certificate of Incorporation and By-laws do not specify different requirements. In addition, if any class or series of shares is entitled to vote as a class, the affirmative vote of two-thirds of the votes cast in each class vote is required.

SPECIAL MEETINGS OF SHAREHOLDERS

     Stokely. Under the WBCL and Stokely's By-laws, a special meeting of shareholders may be called by the Chairman of the Board, a majority of the Stokely Board or by the holders of at least ten percent of all the votes entitled to be cast on any issue to be considered at the proposed special meeting. In addition, Stokely's By-laws provide procedures by which shareholders may raise matters at annual meetings and may call special meetings. The affirmative vote of either (i) the holders of a majority of the voting power of shares entitled to vote in the election of directors, or (ii) a majority of the directors then in office, is required to amend, repeal or adopt any provision inconsistent with the foregoing By-law provisions.

     Chiquita. Under New Jersey law and Chiquita's By-laws, special meetings of shareholders may be called by Chiquita's Chairman of the Board, President or the Chiquita Board. In addition, the Superior Court of the State of New Jersey may, upon application of holders of not less than 10% of the shares entitled to vote at a meeting, for good cause shown, order a special meeting of shareholders.

CHARTER AMENDMENTS

     Stokely. Stokely's Articles of Incorporation may be amended upon approval of the Stokely Board and by the affirmative vote of the holders of at least two-thirds of the number of shares entitled to vote on the amendment. In addition, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of the holders of at least two-thirds of the number of shares in each class is required.

     Chiquita. Chiquita's Certificate of Incorporation may be amended upon approval of the Chiquita Board and of two-thirds of the votes cast by holders of shares entitled to vote on the amendment. In addition, if any class or series of shares is entitled to vote as a class, the affirmative vote of two-thirds of the votes cast in each class is required. Holders of any class or series of Chiquita Preferred or Preference Stock are entitled to vote as a class on any amendment that would, among other things, (i) limit their voting rights, (ii) cancel or otherwise adversely affect dividends that are accrued but not yet declared,
(iii) change the designations, preferences, limitations or relative rights of the shares, or (iv) create a new class or series having rights or preferences with priority over such shares (but not including issuing series of Chiquita's authorized but unissued Preferred or Preference Stock). In certain circumstances, Chiquita's Certificate of Incorporation may be amended by action of its Board without shareholder approval, including in connection with the issuance of new classes or series of Preferred or Preference Stock and the determination of the relative rights, preferences, and limitations of such shares.

MERGERS, CONSOLIDATIONS AND SALES OF ASSETS

     Stokely. As applicable to Stokely, the WBCL generally requires the approval of mergers, consolidations and sales of substantially all assets outside the ordinary course of business of a corporation by its Board of Directors and by the affirmative vote of the holders of at least two-thirds of the number of shares entitled to vote thereon. In addition, if any class or series is entitled to vote thereon as a class, the affirmative vote of two-thirds of the number of shares in each class is required.

     Notwithstanding the foregoing, if Stokely is to be the surviving corporation in a merger, no vote of its shareholders is required if all of the following conditions are satisfied: (a) the Articles of Incorporation of Stokely after the merger will not differ from the Articles of Incorporation prior to the merger (except for certain amendments outlined in the WBCL); (b) each shareholder of Stokely whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger; (c) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20% the total number of voting shares of the Stokely outstanding immediately before the merger; and (d) the number of shares entitled to participate without limitation in distributions ("participating shares") which are outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of warrants or rights issued pursuant to the merger, will not exceed by more than 20% the total number of participating shares of Stokely outstanding immediately before the merger. There are no dissenters' rights or appraisal rights in such a merger.

     Chiquita. As applicable to Chiquita, New Jersey law generally requires the approval of mergers, consolidations and sales of substantially all assets outside of the ordinary course of business of a corporation by its Board of Directors and by the affirmative vote of two-thirds of the votes cast by holders of shares entitled to vote thereon. In addition, if any class or series is entitled to vote thereon as a class, the affirmative vote of two-thirds of the votes cast in each class vote is required. Under certain circumstances, New Jersey law and Chiquita's Certificate of Incorporation grant holders of shares of Chiquita's Preferred and Preference Stock the right to vote as a class.

     Notwithstanding the foregoing, if Chiquita is to be the surviving corporation in a merger, no vote of its shareholders is required, if all of the following conditions are satisfied: (a) the plan of merger does not amend Chiquita's Certificate of Incorporation in a manner that would require approval of shareholders; (b) each shareholder of Chiquita whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and rights, immediately after the merger; (c) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable upon conversion of other securities or in exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of voting shares of Chiquita outstanding immediately before the merger; and (d) the number of shares entitled to participate without limitation in distributions outstanding immediately after the merger, plus the number of such shares issuable upon conversion of other securities or in exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of such shares of Chiquita outstanding immediately before the merger. There are no dissenters' rights of appraisal in such a merger.

APPRAISAL RIGHTS

     Stokely. For a description of appraisal rights provided by Wisconsin law in the event of a merger, see "PROPOSAL TO APPROVE THE MERGER -- The Merger
Agreement: No Appraisal or Dissenters' Rights."

     Chiquita. New Jersey law confers rights of appraisal on dissenting shareholders of a corporation with respect to a merger, consolidation, or sale or other disposition of substantially all the assets of a corporation not in the usual course of business. However, unless the corporation's Certificate of Incorporation provides otherwise, no statutory right of appraisal exists (i) where the stock of the corporation is (a) listed on a national securities exchange or (b) held of record by not less than 1,000 holders, or (ii) where the consideration to be received pursuant to the merger, consolidation or sale consists of cash and/or securities or other obligations which, after the transaction, will be listed on a national securities exchange or held of record by not less than 1,000 holders. Chiquita's Certificate of Incorporation does not provide for appraisal rights in such cases.

TRANSACTIONS INVOLVING DIRECTORS

     Stokely. Under the WBCL and Stokely's By-laws, a "conflict of interest" transaction with respect to a director means a transaction with Stokely in which a director has a direct or indirect interest. The circumstances in which a director of Stokely is deemed to have an indirect interest in a transaction include but are not limited to transactions under any of the following circumstances: (a) another entity in which the director has a material financial interest or in which the director is a general partner is a party to the transaction; or (b) another entity of which the director is a director, officer or trustee is a party to the transaction and the transaction is or, because of its significance to Stokely, should be considered by the Stokely Board. A conflict of interest transaction is not voidable by Stokely solely because of the director's interest in the transaction if (i) the material facts of the transaction and the director's interest were disclosed or known to the Stokely Board (or a committee of the Stokely Board) and the Stokely Board (or committee) authorized, approved or specifically ratified the transaction; (ii) the material facts of the transaction and the director's interest was disclosed or known to the shareholders of the corporation entitled to vote and they authorized, approved or specifically ratified the transaction; or (iii) the transaction was fair to the corporation.

     Chiquita. Under New Jersey law, no contract or other transaction between a corporation and one or more of its directors, or between a corporation and any entity in which one or more of its directors is otherwise interested, is void or voidable solely by reason of such common directorship or interest, or solely because such director or directors are present at the meeting of the Board or committee which authorizes or approves the contract or transaction, or solely because his or their votes are counted for such purpose, if any one of the following is true: (a) the contract or other transaction is fair and reasonable as to the corporation at the time it is authorized; or (b) the fact of common directorship or interest is disclosed or known to the Board or committee and the Board or committee authorizes, approves and ratifies the contract or transaction by unanimous written consent (provided at least one director so consenting is disinterested) or by affirmative vote of a majority of the disinterested directors (even though the disinterested directors shall be less than a quorum); or (c) the fact of the common directorship or interest is disclosed or known to the shareholders, and they authorize, approve or ratify the contract or transaction.

ANTI-TAKEOVER PROVISIONS; TRANSACTIONS WITH INTERESTED SHAREHOLDERS

     Stokely. Acquisitions of control of Stokely are subject to various restrictions under the WBCL. In addition to these restrictions, there are various provisions in Stokely's Articles of Incorporation and By-laws which may be deemed to restrict the ability of a person, firm or entity to acquire Stokely. These provisions provide for, among other things, staggered terms of office for members of the Stokely Board and limits on the calling of special meetings of shareholders. Such provisions render the replacement of the current Stokely Board more difficult. The issuance of Preferred Stock by Stokely also could have the effect of delaying or preventing a change of control of Stokely. All of these provisions could have the effect of discouraging a takeover attempt which was not approved by the Stokely Board but which shareholders of Stokely deemed to be in their best interests or in which shareholders received a substantial premium for their shares over the then-current market price. These provisions also could decrease the likelihood of temporary increases in the trading price of the Stokely Common Stock, which frequently result from non-negotiated takeover attempts, and could tend to perpetuate existing management. Additionally, certain of these statutory restrictions could have the effect of discouraging or making it more difficult for a person to acquire a substantial equity interest in Stokely and could otherwise restrict the market for the purchase or sale of a significant number of the shares of Stokely Common Stock.

     Section 180.1150(2) of the WBCL provides that the voting power of shares of an "issuing public corporation," such as Stokely, which are held by any persons holding in excess of 20% of the voting power of the issuing public corporation's shares, shall be limited to such 20% of the voting power plus 10% of the voting power of such excess shares. This statute is a "scaled voting rights/control share acquisition" statute and is designed to protect corporations against uninvited takeover bids. This statutory voting restriction is not applicable to shares of Stokely Common Stock acquired prior to April 22, 1986, shares acquired directly from Stokely and shares acquired in certain other circumstances more fully described in the WBCL.

     The WBCL also provides that certain business combinations not meeting specified adequacy-of-price standards set forth in the statute must be approved by the vote of at least (i) 80% of the votes entitled to be cast by shareholders, and (ii) two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares beneficially owned by a "significant shareholder" or an affiliate or associate thereof who is a party to the transaction. The term "business combination" is defined to include, subject to certain exceptions, a merger or consolidation of an issuing public corporation, such as Stokely, with, or the sale or other disposition of substantially all assets of an issuing public corporation to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the shares of the issuing public corporation. These provisions will not apply to the Merger.

     Additionally, the WBCL provides that a "resident domestic corporation," such as Stokely, may not engage in a "business combination" with an "interested stockholder" (a person beneficially owning 10% or more of the aggregate voting power of the stock of such corporation) for three years after the date (the "stock acquisition date") the interested stockholder acquired his or her 10% or greater interest, unless the business combination (or the acquisition of the 10% or greater interest) was approved before the stock acquisition date by such corporation's board of directors. After the three-year period, a business combination that was not so approved may be consummated only if it is approved by a majority of the outstanding voting shares not held by the interested stockholder or is made at a specified formula price intended to provide a fair price for the shares held by disinterested shareholders. These provisions will not apply to the Merger.

     Stokely's Articles of Incorporation provide that if any person or entity (the "Acquiring Person") is the beneficial owner of 50% or more of the outstanding shares of Stokely Common Stock and if any of such shares of Stokely's Common Stock were acquired pursuant to a tender offer not recommended by the Stokely Board, then all holders of Stokely Common Stock (and holders of rights, options, warrants and securities then exercisable or convertible into Stokely Common Stock), with the exception of the Acquiring Person, shall have the right to have their shares of Stokely Common Stock redeemed by Stokely for cash ("Repurchase Rights"). Stokely is required to provide shareholders with notice of their Repurchase Rights (the "Repurchase Notice") within 30 days of the date Stokely first receives notice that any person or entity has become an

Acquiring Person. The repurchase price shall be the highest of: (i) the highest price per share, including any commissions paid to brokers or dealers, at which shares held by an Acquiring Person were acquired at any time pursuant to a tender offer or in any market purchase within the 18-month period prior to the date shareholders received a Repurchase Notice from Stokely; (ii) the highest sales price per share of Stokely Common Stock for any trading day during the 18-month period prior to the date shareholders received a Repurchase Notice from Stokely; or (iii) shareholders' equity per share of Stokely Common Stock as reflected in any report published by Stokely as of the fiscal quarter prior to the date shareholders received a Repurchase Notice from Stokely. These provisions will not apply to the Merger.

     Chiquita. The New Jersey Shareholder Protection Act (the "NJSPA") prohibits certain transactions involving an "interested shareholder" and a "resident domestic corporation." An "interested shareholder" is one that is directly or indirectly a beneficial owner of 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation. The NJSPA prohibits certain business combinations between an interested shareholder and a resident domestic corporation for a period of five years after the date the interested shareholder acquired its stock, unless the business combination was approved by the resident domestic corporation's Board of Directors prior to the stock acquisition date. After the five-year period expires, the prohibition continues unless the combination is approved by the affirmative vote of two-thirds of the voting stock not beneficially owned by the interested shareholder or certain fair price provisions are satisfied.

LIABILITY AND INDEMNIFICATION

     Stokely. Under the WBCL, Stokely is required to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of Stokely. In all other cases, Stokely is required to indemnify a director or officer against liability incurred in a proceeding to which such a person was a party because he or she was a director or officer of Stokely, unless it is determined that he or she breached or failed to perform a duty owed to Stokely and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with Stokely or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;
(ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under Stokely's Articles of Incorporation, By-laws, a written agreement or a resolution of the Stokely Board or shareholders.

     It is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance, to the extent required to be permitted under the WBCL, for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

     The WBCL also provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under the WBCL referred to above.

     Under Article VII of Stokely's By-laws, directors and officers are indemnified against liability, in both derivative and nonderivative suits, which they may incur in their capacities as such, subject to certain determinations by the Stokely Board, independent legal counsel or the shareholders that the applicable standards of conduct have been met. The scope of such indemnification is substantially the same as permitted and described in the WBCL.

     Chiquita. New Jersey law permits a corporation's Certificate of Incorporation to limit or eliminate a director's or officer's liability for damages for breach of any duty owed to the corporation or its shareholders except for (a) a breach of the person's duty of loyalty, (b) acts not in good faith or involving a knowing violation of law or (c) acts resulting in receipt of an improper personal benefit. The Certificate of Incorporation of Chiquita includes a provision eliminating a director's or officer's liability to the fullest extent permitted by New Jersey law.

     New Jersey law permits a corporation to indemnify a corporate agent (defined to include directors, officers, employees and agents) against expenses and liabilities in connection with any proceeding involving the corporate agent by reason of the agent being or having been a corporate agent, other than a proceeding by or in the right of the corporation, if (a) the corporate agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation and (b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe the conduct was unlawful. In the case of any action or proceeding by or in the right of the corporation, indemnification may only be made if the corporate agent acted in good faith and in a manner the agent reasonably believed to be in or not opposed to the best interest of the corporation; except that, if the corporate agent is adjudged to be liable to the corporation, indemnification may only be made if a court determines that the agent is entitled to indemnity. A New Jersey corporation must indemnify a corporate agent if the agent is successful on the merits in the defense of any action or proceeding of the nature described above. Chiquita's By-laws provide that Chiquita will indemnify any director, officer, employee or other authorized representative to the fullest extent not prohibited by New Jersey law.

                                 LEGAL MATTERS

     The legality of the shares of Chiquita Common Stock and certain other legal matters in connection with the Merger will be passed upon for Chiquita by Robert
W. Olson, Senior Vice President, General Counsel and Secretary of Chiquita. Mr. Olson presently holds shares of Chiquita Common Stock and employee stock options to purchase shares of Chiquita Common Stock, as well as shares of AFG common stock and options to purchase shares of AFG common stock.

                                    EXPERTS

     The consolidated financial statements of Chiquita appearing (or incorporated by reference) in its Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included (or incorporated by reference) therein and incorporated herein by reference. The financial statements of Owatonna Canning Company for the years ended February 28, 1997, February 29, 1996 and February 28, 1995 appearing in Chiquita's Current Report on Form 8-K dated September 15, 1997 have been audited by Hutton, Nelson & McDonald LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such Chiquita consolidated financial statements and Owatonna Canning Company financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Stokely's Annual Report on Form 10-K for the year ended March 31, 1997 (as amended) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ELECTION OF DIRECTORS
                                (PROPOSAL NO. 2)

     The Stokely Board currently consists of nine directors divided into three classes with staggered terms of three years each. At the Annual Meeting, shareholders of Stokely will elect three directors to hold office until the Merger is consummated (or, if the Merger is not consummated, for a term of three years expiring at the 2000 annual meeting, or until their successors are elected and qualified). Directors of the remaining two classes will continue to hold office until the Merger is consummated (or, if the Merger is not consummated, until the expiration of their respective terms and until their successors are elected and qualified). Upon Mr. Orren J. Bradley's retirement at the Annual Meeting, the number of directors will be reduced to eight.

     Unless otherwise directed, each proxy executed and returned by a shareholder will be voted FOR the election of the nominees for director listed below. If any person named as nominee should be unable or unwilling to stand for election at the time of the Annual Meeting (or any postponements or adjournments thereof), the proxies will nominate and vote for any replacement nominee or nominees recommended by the Stokely Board. At this time, the Stokely Board knows of no reason why any of the nominees listed below may not be able to serve as a director if elected.

     There are no family relationships among the executive officers and directors of Stokely, and there are no arrangements or understandings pursuant to which any of them were elected as executive officers and/or directors or are being nominated to serve as directors. The following tables present information concerning the nominees for director and each director serving an unexpired term.

                                                           POSITION WITH STOKELY                 DIRECTOR OF
                NAME                     AGE              AND PRINCIPAL OCCUPATION              STOKELY SINCE
                ----                     ---              ------------------------              -------------
                                   Nominees for Director for Terms Expiring Upon Consummation of
                                    the Merger or, if the Merger is not Consummated, until 2000
James H. DeWees......................    64     Retired; Chairman, President and Chief              1994
                                                Executive Officer, Godfrey Company, a
                                                division of Fleming Companies, Inc., a
                                                wholesale food distributor, 1984-94; Vice
                                                President, Fleming Companies, Inc., 1987-94;
                                                Chairman, Village of Manor Park Foundation;
                                                Director, Village of Manor Park, Inc. and
                                                Green Bay Packer Hall of Fame; Member, First
                                                Bank Milwaukee Business Advisory Board and
                                                Marquette University Business Advisory
                                                Council.
Carol Ward Knox......................    46     Principal, Morgan & Myers, Inc., a public           1993
                                                relations consulting company, since 1982;
                                                Former Chairperson, Wisconsin Department of
                                                Agriculture, Trade and Consumer Protection
                                                Board; Former Member, Board of Visitors,
                                                University of Wisconsin College of
                                                Agriculture and Life Science, and Wisconsin
                                                Rural Leadership Program Board.
Thomas W. Mount......................    66     Retired; Chairman of Stokely, 1992-93;              1966
                                                President and Chief Operating Officer of
                                                Stokely, 1975-92; joined Stokely in 1957;
                                                Director, Fiduciary Capital Growth Fund,
                                                Inc., and Focus Fund, Inc.; Former Chairman,
                                                National Food Processors Association.

                                                           POSITION WITH STOKELY                 DIRECTOR OF
                NAME                     AGE              AND PRINCIPAL OCCUPATION              STOKELY SINCE
                ----                     ---              ------------------------              -------------
                                         Director Whose Term Expires at the Annual Meeting
Orren J. Bradley.....................    72     Senior Vice President, Laub Groups, Inc., an        1985
                                                insurance operations company, since 1985;
                                                Chairman, Boston Store Division of Federated
                                                Department Stores, Inc., 1967-85; Director,
                                                Hanger-Tight Company, Great Lakes Credit
                                                Corporation and Oshkosh B'Gosh, Inc., an
                                                apparel manufacturer.
Directors Whose Terms Expire in 1998
Russell W. Britt.....................    71     Retired; President, Chief Operating Officer         1985
                                                and a Director of Wisconsin Energy Corp., a
                                                utility service company, 1987-91 and Vice
                                                President, 1981-87; Executive Officer and
                                                Director of Wisconsin Electric Power Co. and
                                                Wisconsin Natural Gas Co., subsidiaries of
                                                Wisconsin Energy Corp., 1982-91.
Ody J. Fish..........................    72     Private Investor; President, Pal-O-Pak              1985
                                                Insulation Co., Inc., an insulation
                                                manufacturing company, 1951-86; Director,
                                                Quest Technologies, Inc., f/k/a La Belle
                                                Industries, Inc.; Director of all of the
                                                funds included in the Marshall Family of
                                                Mutual Funds; Former Member, University of
                                                Wisconsin Board of Regents; Chairman,
                                                Wisconsin Education Commission.
Stephen W. Theobald..................    51     President and Chief Executive Officer of            1980
                                                Stokely since April 1996; Vice-Chairman and
                                                Treasurer of Stokely, 1992-96; Vice
                                                President-Administration and Treasurer of
                                                Stokely, 1990-92; Vice President-
                                                Administration of Stokely, 1985-90; joined
                                                Stokely in 1985.
Directors Whose Terms Expire in 1999
Charles J. Carey.....................    72     Consultant since 1989; President and Chief          1989
                                                Executive Officer, National Food Processors
                                                Association, a trade association, 1972-89.
Frank J. Pelisek.....................    67     Chairman of the Stokely Board and Executive         1983
                                                Committee of the Stokely Board since August
                                                1993; Acting Chief Executive Officer and
                                                Chairman of the Executive Committee of the
                                                Stokely Board, June 1992-August 1993;
                                                Partner, Michael Best & Friedrich LLP, legal
                                                counsel to Stokely, since 1965; Director,
                                                various privately held companies.

     THE AFFIRMATIVE VOTE OF A PLURALITY OF THE VOTES CAST IS REQUIRED FOR THE ELECTION OF THE NOMINEES. UNLESS OTHERWISE SPECIFIED, THE SHARES OF STOKELY COMMON STOCK REPRESENTED BY THE PROXIES SOLICITED HEREBY WILL BE VOTED IN FAVOR OF ELECTION OF THE ABOVE-DESCRIBED NOMINEES. THE STOKELY BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR.

         MEETINGS OF THE STOKELY BOARD OF DIRECTORS AND ITS COMMITTEES

     During the fiscal year ended March 31, 1997, the Stokely Board held four regular meetings and one special meeting. No incumbent director attended fewer than 75% of the aggregate total number of meetings of the Stokely Board held and the total number of committee meetings on which such director served during the fiscal year ended March 31, 1997. The Stokely Board has standing Executive, Audit, Compensation, Retirement Plan Advisory and Nominating Committees.

     The Executive Committee has the authority during the intervals between Stokely Board meetings to exercise the powers of the Stokely Board, except for certain powers reserved exclusively for the Stokely Board. The Executive Committee consists of Messrs. Pelisek (Chairman), Britt, Fish, Mount and Theobald. The Executive Committee held two meetings during the fiscal year ended March 31, 1997.

     The Audit Committee reviews the scope and timing of the audit of Stokely's financial statements by Stokely's independent public accountants and reviews with the independent public accountants Stokely's management policies and procedures with respect to auditing and accounting controls. The Audit Committee also reviews and evaluates the independence of Stokely's accountants, approves services rendered by such accountants and recommends to the Stokely Board the engagement, continuation or discharge of Stokely's accountants. The Audit Committee consists of Messrs. Britt (Chairman), Bradley and DeWees. The Audit Committee held one meeting during the fiscal year ended March 31, 1997.

     The Compensation Committee is responsible for overseeing the management of human resources activities of Stokely, including compensation for directors and executive officers, and the establishment of employee pension plans and benefits. The Compensation Committee also is responsible for determining the recipients and terms of stock options granted under the Stokely USA, Inc. 1994 Executive Stock Option Plan. The Compensation Committee consists of Messrs. Fish (Chairman), Carey, Pelisek and Ms. Knox, and met one time during the fiscal year ended March 31, 1997.

     The Retirement Plan Advisory Committee is responsible for overseeing the management of Stokely's various 401(k), profit sharing and retirement plans. The Retirement Plan Advisory Committee consists of Messrs. DeWees (Chairman), Fish, Mount and Ms. Knox, and did not meet during the fiscal year ended March 31, 1997.

     The Nominating Committee selects nominees for directors to stand for election at Stokely's annual meetings, and consists of Messrs. Pelisek (Chairman), Britt, Fish and Theobald. The Nominating Committee did not meet during the fiscal year ended March 31, 1997. In June 1997, the entire Stokely Board acted as a Nominating Committee for the selection of the nominees for director to stand for election at the Annual Meeting. Stokely's By-Laws allow for shareholder nominations of directors and require such nominations to be made pursuant to timely notice to the Chief Executive Officer or President of Stokely.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

EXECUTIVE COMPENSATION

     The following table summarizes the total compensation earned by Stokely's President and Chief Executive Officer and the next three highest compensated executive officers whose compensation (salary and bonus) exceeded $100,000 during Stokely's fiscal years ended March 31, 1995, 1996 and 1997. On April 16, 1996, Mr. Vernon L. Wiersma resigned as President and Chief Executive Officer of Stokely and the Stokely Board appointed Mr. Stephen W. Theobald as President and Chief Executive Officer. In addition, on March 28, 1997, Mr. Russell J. Trunk retired as Senior Vice President, Operations.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                      COMPENSATION AWARDS
                                                                    -----------------------
                                                   ANNUAL            VALUE OF
                                               COMPENSATION(1)      RESTRICTED    NUMBER OF
                                             -------------------      STOCK        OPTION         ALL OTHER
   NAME AND PRINCIPAL POSITION       YEAR     SALARY      BONUS     AWARDS(2)     AWARDS(3)    COMPENSATION(4)
   ---------------------------       ----     ------      -----     ----------    ---------    ---------------
Stephen W. Theobald..............    1997    $170,500         --          --            0               --
  Current President and Chief        1996     170,500         --          --       19,000         $ 12,636
  Executive Officer; Vice            1995     160,400         --          --       15,000           25,375
  Chairman and Treasurer during
  fiscal 1996
Vernon L. Wiersma................    1997          --         --          --            0         $220,000(5)
  Former President and Chief         1996    $220,000         --     $61,750            0           13,160
  Executive Officer                  1995     205,000         --          --       30,000           26,399
Russell J. Trunk.................    1997    $124,000    $78,600(6)       --            0               --
  Former Senior Vice President,      1996     124,000         --          --       10,000         $ 15,282
  Operations                         1995     118,000         --          --        6,000           31,666
John McCormick...................    1997    $103,997         --          --        3,000               --
  Vice President, Sales and
  Marketing; Vice President,
  Retail Sales in 1996 and 1995

-------------------------
(1) Perquisites provided to the named executive officers by Stokely did not exceed the lesser of $50,000 or 10% of each named executive officer's total annual salary during fiscal 1995, 1996 or 1997 and, accordingly, are not included.

(2) Amount shown in this column represents the value of 25,000 shares of Stokely Common Stock issued to Mr. Wiersma on April 16, 1996, based on the value of Stokely Common Stock at March 31, 1996 ($2.47 per share). See "-- Severance Agreement with Mr. Wiersma."

(3) Amounts shown represent the total number of options awarded under the 1985 Incentive Stock Option Plan, the 1994 Executive Stock Option Plan and outside such option plans during the fiscal years indicated.

(4) Except as indicated, amounts shown represent contributions by Stokely for the benefit of the named individuals pursuant to the Stokely USA, Inc. Retirement Savings Profit Sharing Plan ("Retirement Savings Plan") and the Split Dollar Plan in the form of premium payments on behalf of the named executive officers during the fiscal years indicated.

(5) During fiscal 1997, Mr. Wiersma received $220,000 pursuant to the terms of a severance agreement with Stokely. See "-- Severance Agreement with Mr. Wiersma."

(6) Mr. Trunk's bonus payment was not made under Stokely's Annual Incentive Plan. See "--Compensation Committee Report."

SEVERANCE AGREEMENT WITH MR. WIERSMA

     On May 29, 1996, Stokely entered into a severance agreement (the "Severance Agreement") with Mr. Wiersma setting forth the terms and conditions of his resignation as President, Chief Executive Officer and Director of Stokely, effective April 16, 1996. Pursuant to the Severance Agreement, Mr. Wiersma will be paid $18,333 per month from April 16, 1996 through May 30, 1998, and in the event of Mr. Wiersma's death, such amounts shall be paid to his spouse, or if she is deceased, to the personal representative of his estate. In the event of a Change of Control of Stokely (as defined in the Contingent Employment Agreements which were in effect during fiscal 1997 and which are discussed herein), the Severance Agreement provides that Mr. Wiersma shall be paid the then present value of such monthly payments in a single sum. For the period commencing April 16, 1996 through May 30, 1998 or such earlier date as of the effective date of coverage for Mr. Wiersma under any other employer's health insurance program, Mr. Wiersma and his eligible dependents are entitled to participate in Stokely's group health and disability insurance programs at the same cost to Mr. Wiersma as of the date of his resignation. Pursuant to the Severance Agreement, Stokely will continue to pay the semi-annual premium of $14,523 under the split dollar life insurance contract covering Mr. Wiersma through May 30, 1998, and Mr. Wiersma shall have the option to purchase the contract from Stokely by paying to Stokely the aggregate value of the premiums paid by Stokely from the date the contract was entered into to the date Mr. Wiersma exercises such option to purchase. In addition, pursuant to the Severance Agreement, in recognition that a portion of the grant of 50,000 shares of restricted Stokely Common Stock to Mr. Wiersma on June 15, 1995 reflected compensation for prior services, vesting of 25,000 shares was accelerated and such shares were issued to Mr. Wiersma. Pursuant to the terms of the restricted stock grant, Stokely is obligated to pay an amount equal to the income tax payable by Mr. Wiersma as a result of the grant of such shares. All rights under agreements and/or plans which Mr. Wiersma had with respect to options granted to him prior to April 16, 1996 also remained in effect in accordance with the terms of such agreements and/or plans. Mr. Wiersma is entitled to all benefits accrued under the Supplemental Employee Retirement Plan ("SERP") payable pursuant to the terms of the SERP, upon Mr. Wiersma's attaining age 65, or, in the event of a Change of Control, Stokely shall pay to Mr. Wiersma the then present value of such benefits, discounted at the rate of 7% per annum, in a single sum. In addition, Mr. Wiersma received $2,530 as payment for the aggregate Stokely contributions accrued for his benefit under the Deferred Compensation Plan. In lieu of outplacement services, Stokely paid to Mr. Wiersma a lump sum of $20,000 and paid $5,000 to Mr. Wiersma's legal counsel for costs incurred in connection with negotiating the Severance Agreement.

EMPLOYMENT AGREEMENTS

     In 1992, Stokely entered into Contingent Employment Agreements with Messrs. Theobald and McCormick. Under the Contingent Employment Agreements, if a change of control occurs, Stokely will continue to employ Mr. Theobald for three years, and Mr. McCormick for one year, following the date of the change of control. "Change of Control," as defined in the Contingent Employment Agreements, includes the acquisition of 20% or more of Stokely Common Stock, a merger, consolidation or reorganization, the sale of substantially all of Stokely's assets or a significant change in the composition of the Stokely Board. In the event of a Change of Control, the employee shall be employed by Stokely for the applicable number of years and shall receive a salary equal to his salary on the date of the Change of Control, subject to annual upward adjustments commensurate with increases awarded to other officers and employees. If, after a Change of Control, Stokely terminates the employee for any reason other than for cause or if the employee elects to terminate his employment for a permitted reason, he shall continue to be paid monthly an amount equal to his then current monthly base salary plus a certain amount of incentive payments and shall continue to be entitled to receive all other employee benefits and perquisites made available to other employees of comparable status until the end of his employment term. If Stokely terminates the employee for "cause" (as defined in the Contingent Employment Agreements), the employee is entitled to receive only his compensation through the date of termination. For purposes of the Contingent Employment Agreements, the current base salary for Mr. Theobald is $170,500, and for Mr. McCormick is $115,000. The amount of the base salary and any incentive payments are reviewed regularly by the Compensation Committee of the Stokely Board. Stokely also has entered into similar Contingent Employment Agreements with other key officers and employees of Stokely.

DEFERRED COMPENSATION PLAN FOR KEY EXECUTIVES

     On January 1, 1995, Stokely entered into deferred compensation agreements with Messrs. Theobald and McCormick pursuant to a Deferred Compensation Plan. In accordance with the terms of the Deferred Compensation Plan, Stokely accrues amounts equal to the contributions that would have been made by Stokely under the Retirement Savings Plan but for the maximum annual contribution and compensation limits under the Code. In addition, pursuant to the Deferred Compensation Plan, the executives may elect to defer compensation earned in any year. The maximum amount that may be deferred in any calendar year is 20% of the executives' annual compensation less the maximum amount that may be deferred on an annual basis by such executive pursuant to the Retirement Savings Plan. Interest is accrued on deferrals and Stokely contributions at the rate of interest equal to the average of the U.S. Treasury Bond rate as published in the Wall Street Journal on the last day of the calendar year and the last day of the previous three quarters of the calendar year. Executives may become eligible for receipt of deferred compensation and Stokely contributions under the Deferred Compensation Plan upon death, disability, retirement or termination. The deferred compensation agreements are nonqualified, unfunded contractual liabilities of Stokely. Stokely also has entered into similar deferred compensation agreements with other key officers and employees of Stokely.

DEFERRED COMPENSATION AGREEMENT

     In 1990, Stokely entered into a deferred compensation agreement with Mr. Mount under which Stokely is obligated to pay Mr. Mount (or his designated beneficiaries in the event of his death) deferred compensation in monthly installments of $7,500 for a period of 120 consecutive months (or at his election in one lump sum based upon a present value calculation) following his death, disability or retirement. The agreement constitutes a non-tax qualified, unfunded deferred compensation plan. Mr. Mount retired in April 1993, and Stokely commenced the monthly installment payments at that date.

BENEFITS

     Split Dollar Plan. Stokely established the Split Dollar Plan, effective February 1, 1990, in which Messrs. Mount, Theobald, Trunk and McCormick and other key officers and employees of Stokely participate. The life insurance benefit is equal to four times the executive's salary. The executive pays a portion of the premium representing the economic value of the insurance and Stokely is responsible for the balance of the premium. Stokely may use dividends paid pursuant to the terms of the insurance policies for payment of premium. Upon the executive's death or the retirement of the executive, Stokely will receive all premiums paid by it on behalf of the executive and the executive will receive the remainder of the death benefit or the cash surrender value. For the fiscal year ended March 31, 1997, Mr. Wiersma also participated in the Split Dollar Plan. For further information regarding the Split Dollar Plan arrangement with respect to Mr. Wiersma made in connection with his resignation, see "-- Severance Agreement with Mr. Wiersma."

     Supplemental Employee Retirement Plan. Stokely established the SERP, effective January 1, 1995, in which Messrs. Theobald and Trunk participate. For Mr. Theobald, the SERP provides a benefit at retirement (based on 25 years of service) of 120 equal monthly payments which equal, on an annual basis, 40% of the salary (excluding bonus) individually earned during the twelve months preceding retirement. For Mr. Trunk, the SERP provides a benefit at retirement (based on 25 years of service) of 120 equal monthly payments which equal, on an annual basis, 20% of the salary (excluding bonus) individually earned during the twelve months preceding retirement. The monthly payment is reduced on a percentage basis of years of service that are less than 25 at the time of retirement. For information relating to the SERP arrangements made with respect to Mr. Wiersma in connection with his resignation, see "-- Severance Agreement with Mr. Wiersma."

     Retirement Savings Plan. Stokely's Retirement Savings Plan covers all of its eligible employees. Employees are eligible to participate after completing a twelve-month period of 1,000 or more hours of employment. The Retirement Savings Plan involves a Company Profit Sharing Contribution account, a Voluntary Contribution account and a 401(k) Salary Deferral account. Subject to Stokely's operating results, Stokely may make contributions up to 8% of pre-tax profits to the Profit Sharing Contribution account which would be allocated to participants pro rata based upon their eligible compensation. Participants become 20% vested in the profit sharing contributions credited to their accounts and the earnings thereon after three years of credited service, and 20% per year thereafter until 100% vested after seven years. Participants also become 100% vested upon death, disability or attainment of age 62. The Voluntary Contribution account permits participants to make voluntary after-tax savings contributions in amounts between 2% and 10% of their annual compensation. Participants in the Voluntary Contribution account are 100% vested in their contributions and the earnings thereon. Under the Retirement Savings Plan, through the 401(k) Salary Deferral account, participants are permitted, subject to the limitations imposed by Section 401(k) of the Internal Revenue Code to make voluntary tax-deferred contributions in amounts between 1% and 10% of their annual compensation. Stokely may make a matching contribution to the 401(k) Salary Deferral account in an amount up to 25% of the first 6% of compensation deferred by the participant for participants who meet all eligibility and participant requirements. Participants in the 401(k) Salary Deferral account are 100% vested in their contributions, Stokely's matching contribution and the earnings thereon. Under the Retirement Savings Plan, a separate account is maintained for each type of account and each participating employee. Participating employees direct the Retirement Savings Plan trustee with respect to the investment of assets held in their accounts among up to six investment options made available by the trustee, including shares of Stokely Common Stock.

STOCK OPTION PLANS

     Incentive Stock Option Plan. Stokely established the 1985 Incentive Stock Option Plan (the "Incentive Stock Option Plan") in which key employees of Stokely and its subsidiaries, as determined by the Compensation Committee, are eligible to participate. As of March 31, 1997, there were 23 eligible employees. The Incentive Stock Option Plan authorizes the grant of options to purchase shares of Stokely Common Stock intended to qualify as incentive stock options under Section 422 of the Code. The Compensation Committee administers the Incentive Stock Option Plan. As of March 31, 1997, options to purchase 79,600 shares of Stokely Common Stock had been granted and were outstanding under the Incentive Stock Option Plan. No additional options will be granted under the Incentive Stock Option Plan, and all outstanding options will be cancelled in connection with the Merger.

     Executive Stock Option Plan. On June 3, 1994, the Board of Directors of Stokely adopted the Stokely USA, Inc. 1994 Executive Stock Option Plan (the "Executive Stock Option Plan"). The Executive Stock Option Plan was ratified by shareholders of Stokely at the Annual Meeting of Shareholders held on August 26, 1994. All key full-time employees of Stokely and its subsidiaries are eligible to participate in the Executive Stock Option Plan. At March 31, 1997, Stokely and its subsidiaries had 467 eligible employees. The Executive Stock Option Plan provides for the granting of (i) incentive stock options ("ISOs"), (ii) non-qualified stock options ("NSOs"), and (iii) stock appreciation rights ("SARs"). At March 31, 1997, options to purchase 249,817 shares had been granted and were outstanding under the Executive Stock Option Plan and options for a total of 150,183 shares of Stokely Common Stock were available for granting to eligible participants. Options for a total of 258,631 shares of Stokely Common Stock were granted under the Executive Stock Option Plan in fiscal 1997. The Compensation Committee of the Stokely Board, or such other committee appointed by the Stokely Board, administers the Executive Stock Option Plan. Under the Executive Stock Option Plan, the maximum number of shares for which grants may be made to any eligible employee may not exceed 50,000 shares. All outstanding options under the Executive Stock Option Plan will be cancelled or cashed out at no value in connection with the Merger.

     The following table sets forth certain information concerning the grant of stock options to the current executive officers listed in the Summary Compensation Table during the fiscal year ended March 31, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                   POTENTIAL
                                                                                                REALIZABLE VALUE
                                                      % OF TOTAL                                   AT ASSUMED
                                                       OPTIONS       PER SHARE                  ANNUAL RATES OF
                                                      GRANTED TO     EXERCISE                   APPRECIATION(1)
                                          OPTIONS    EMPLOYEES IN      PRICE      EXPIRATION    ----------------
                 NAME                     GRANTED    FISCAL YEAR      ($/SH)         DATE         5%       10%
                 ----                     -------    ------------    ---------    ----------      --       ---
John McCormick........................     3,000         1.16%       $ 2.8125      9/11/06      $8,859    $9,281

-------------------------
(1) Amount shown represents the potential realizable value, net of the option exercise price, assuming that the underlying market price of the Stokely Common Stock appreciates in value from the date of the grant to the end of the option term at annualized rates of 5% and 10%. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent upon the future performance of the Stokely Common Stock and overall stock market conditions. There can be no assurance that amounts reflected in this table will be achieved.

     No options issued under the Incentive Stock Option Plan, the Executive Stock Option Plan or outside of either option plans were exercised by any of the named executive officers in the Summary Compensation Table during fiscal 1997. The number and total value of unexercised in-the-money options held by such individuals at March 31, 1997 are shown in the following table.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                                      VALUE OF
                                                                     NUMBER OF                      UNEXERCISED
                                                                    UNEXERCISED                     IN-THE-MONEY
                                  NUMBER OF                           OPTIONS                        OPTIONS AT
                                   SHARES                        AT FISCAL YEAR-END              FISCAL YEAR END(1)
                                  ACQUIRED       VALUE      ----------------------------    ----------------------------
            NAME                 ON EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
            ----                 -----------    --------    -----------    -------------    -----------    -------------
Stephen W. Theobald..........         0            $0          30,000             --              --              --
Russell J. Trunk.............         0             0          10,000             --              --              --
John McCormick...............         0             0           8,000             --              --              --

-------------------------
(1) The value of unexercised in-the-money options is based upon the difference between the fair market value of the securities underlying the options of $1.375 at March 31, 1997 and the exercise price of the options. No options held by the named executive officers were in-the-money at March 31, 1997.

DIRECTORS' COMPENSATION

     Non-employee directors receive compensation of $6,000 per year for service on the Stokely Board plus $500 for each Stokely Board or Committee meeting attended. Directors may defer all or any portion of such compensation under a Directors' Deferred Compensation Plan adopted in 1985. Deferred compensation is credited to the account of a participating director in the form of "phantom stock" of Stokely based on the market price at the time of each quarterly credit. Shares credited to the accounts of directors electing to participate in the Directors' Deferred Compensation Plan during the fiscal year ended March 31, 1997, were as follows: Mr. Britt, 3,443 shares; and Mr. Fish, 3,589 shares. In addition, in fiscal 1995, each member of the Stokely Board was granted 5,000 shares of restricted Stokely Common Stock, which vest 25% per year commencing in 1996. Directors who have served two full terms (six years) and are Stokely Board members upon attaining the age 72 become eligible for retirement compensation of $500 per month upon completion of service.

                         COMPENSATION COMMITTEE REPORT

     Stokely shareholders should note that the following Compensation Committee Report was prepared during April 1997 in conjunction with the preparation of Stokely's annual report on Form 10-K (as amended) and, accordingly, does not reflect the decision to proceed with the Merger.

     Compensation Committee. The Compensation Committee of Stokely reviews and establishes compensation levels and benefits applicable to executive officers and employees of Stokely and makes recommendations with respect to all issues pertaining to executive compensation for ratification by the Stokely Board.

     Compensation Committee Interlocks and Insider Participation. For the fiscal year ended March 31, 1997, the Compensation Committee of the Stokely Board was composed of Messrs. Fish, Carey, Pelisek and Ms. Knox, each of whom are not officers or employees of Stokely. There are no interlocks, as defined under the rules and regulations of the Securities and Exchange Commission ("SEC"), between the Compensation Committee and corporate affiliates of members of the Compensation Committee.

     Compensation Committee Report. Under rules established by the SEC, Stokely is required to provide certain data and information regarding the compensation and benefits provided to executive officers of Stokely. The rules require a report of the Compensation Committee which explains the rationale and considerations that led to fundamental compensation decisions affecting such individuals. The Compensation Committee of Stokely has prepared the following report, at the direction of the Stokely Board, for inclusion in this Proxy Statement/Prospectus.

     It is the policy of Stokely to maintain a compensation program which will attract, motivate, retain and reward employees at all levels of the organization and provide appropriate incentives intended to generate long-term financial results which will benefit Stokely and the shareholders of Stokely. The executive compensation program of Stokely incorporates a pay-for-performance policy that compensates executives for both corporate and individual performance.

     The executive compensation program is designed to achieve the following objectives:

     - Provide Stokely with the ability to compete for and retain talented executives that are critical to Stokely's long-term success;

     - Provide incentives to achieve Stokely's financial performance objectives and strategic business initiatives with the objective of enhancing shareholder value;

     - Provide competitive compensation packages comparable to those offered by other peer group companies; and

     - Reward executives for individual performance in long-term strategic management.

     Stokely's executive compensation package consists of three major components: (i) cash compensation, including base salary and an annual incentive bonus; (ii) long-term incentive compensation in the form of stock options (including options awarded under the Incentive Stock Option Plan and the Executive Stock Option Plan); and (iii) executive benefits.

     In determining specific cash compensation for executive officers for the fiscal year ended March 31, 1997, the Compensation Committee considered the following factors:

          1. Stokely performance relative to certain goals and objectives in effect during the prior year;

          2. Individual performance relative to certain goals and objectives in effect during the prior year;

          3. Stokely performance compared to broader based industry performance; and

          4. Salary surveys for positions with similar responsibilities in similar sized companies.

     The annual incentive bonus is determined under Stokely's Annual Incentive Plan (the "Incentive Plan") which was developed to recognize and reward performance and provide a total annual cash bonus consistent with Stokely's executive compensation strategy. Under the Incentive Plan, executives earn incentive compensation if Stokely achieves various targets set for profits (defined as income before taxes and before profit-sharing expense) as a percent of sales. Incentive compensation earned is established as a percentage of each officer's base salary, and the applicable percentage is dependent upon the individual's base salary amount. If the financial performance of Stokely falls below the threshold level, no awards will be earned. If threshold levels of the performance indicators are achieved, the Incentive Plan provides for payment of incentive compensation in amounts ranging between 10% to 25% of an individual's base salary. If target levels are achieved by Stokely, the Incentive Plan provides for payment of incentive compensation in amounts ranging from 20% to 50% of an individual's base salary. Incentive compensation may exceed 50% of an individual's base salary if Stokely surpasses target levels, but may not exceed 75% of an individual's base salary. Prior to payment of incentive compensation after completion of Stokely's financial audit, the Compensation Committee certifies the performance objectives of the Incentive Plan have been met.

     Based on the above noted factors and economic constraints facing Stokely, there were no increases in executive base salaries for the fiscal year ended March 31, 1997. No incentive bonus payments were made to executive officers for the fiscal year ended March 31, 1997 (with the exception of Mr. Trunk) because the targets set for profits under the above-described Incentive Plan were not achieved. Mr. Trunk was paid a lump-sum bonus of $78,600 on April 30, 1996 to compensate him for postponing his planned retirement for one year to assist Stokely in implementation of the core business restructuring.

     The base salary for the Chief Executive Officer is determined by the Compensation Committee in general accordance with the same criteria noted herein for determining compensation for all executive officers. Based on those factors, the Compensation Committee implemented no increase in Mr. Theobald's base salary for the fiscal year ended March 31, 1997. No incentive bonus payments were made to Mr. Theobald for the fiscal year ended March 31, 1997, because the targets set for profits under the above-described Incentive Plan were not achieved. The Committee did note that at Mr. Theobald's request, no compensation adjustment was made in his base salary at the time of his promotion to President and Chief Executive Officer and that appropriate adjustments would be made based on the Committee's assessment of his performance.

     The Compensation Committee believes aligning the financial interests of employees more closely with those of the shareholders influences the creation of shareholder value. To encourage stock ownership among executive and other employees, Stokely has two stock option plans which it administers, the Incentive Stock Option Plan and the Executive Stock Option Plan. The stock option plans are designed to encourage and create ownership and retention of Stokely Common Stock by key employees. Through the option grants, the objective of aligning key employees' long-range interests with those of shareholders may be met by providing key employees with the opportunity to build, through achievement of corporate goals, a meaningful stake in Stokely.

     In fiscal 1997, the Committee granted a total of 258,631 options under the Executive Stock Option Plan. The options were awarded as an incentive to help assure successful implementation of the core business restructuring undertaken in September, 1996. The Committee, in a departure from past practice, elected to grant options to all fulltime employees, with the exception of Messrs. Theobald and Trunk and certain other senior executives. Mr. McCormick received an option grant of 3,000 shares in fiscal 1997 prior to being promoted to his current position of Vice President of Sales and Marketing. The Committee believes this broad option grant approach should contribute to successful implementation of the restructure initiatives by acknowledging the importance of individual employee contributions to the organization's success and by providing an opportunity to, and an incentive for, employees to share in that success.

     For a discussion of the executive benefits made available to officers of Stokely during the fiscal year ended March 31, 1997, see "-- Compensation of Executive Officers and Directors -- Benefits." Executive benefits paid by Stokely to its executive officers were based upon each executive officer's contribution to the success of Stokely and reflected each executive officer's position, salary and specific responsibilities.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
                    PERFORMANCE GRAPH FOR STOKELY USA, INC.

     Set forth below is a line graph comparing the cumulative shareholder return on the shares of Stokely Common Stock, based on the market price of the Stokely Common Stock and assuming reinvestment of dividends, with the cumulative total return of companies included in the Center for Research on Security Prices Index for Nasdaq Stock Market companies and a peer group chosen by Stokely. The peer group includes Nasdaq-listed companies included in Standard Industrial Classification (SIC) codes 2030-2039 (Canned, Frozen and Preserved Fruits, Vegetables and Food Specialties) and AMEX and NYSE companies with 2030-2039 SIC codes.

                Comparison of Five-Year Cumulative Total Returns
                             Performance Graph for
                               Stokely USA, Inc.

Prepared by the Center for Research in Security Prices
Produced on 06/02/97 including data to 03/31/97

          [GRAPH INSERTED IN DEFINITIVE PROXY STATEMENT/PROSPECTUS]


                                     Legend

 Symbol               CRSP Total Returns Index for:         03/31/92   03/31/93   03/31/94   03/31/95   03/29/96   03/31/97
---------             -----------------------------         --------   --------   --------   --------   --------   --------
---------   B   Stokely USA, Inc.                            100.0       95.4       98.5       67.7       30.4       16.2

- -         ,   Nasdaq Stock Market (US Companies)           100.0      115.0      124.1      138.0      187.4      208.3
  -----
  --- ---

- - - -     3/4 NYSE/AMEX/NASDAQ Stocks (SIC 2030-2039 US    100.0      113.0      105.4      131.8      163.5      209.8
  - ---         Companies) Canned, Frozen, & Preserved
  --- ---       Fruits, Vegetables, & Food Specialties
  ---

NOTES:
    A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
     B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
     C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
     D. The index level for all series was set to $100.0 on 03/31/92.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information regarding the beneficial ownership of Stokely's Common Stock as of October 31, 1997 (except as noted below), (i) by each person who is known to Stokely to beneficially own more than 5% of the Stokely Common Stock, (ii) by each of the current and former executive officers of Stokely appearing in the Summary Compensation Table, (iii) by each director of Stokely, and (iv) by all current directors and executive officers as a group.

                                                                    NUMBER OF              PERCENT OF
                                                                    SHARES OF           SHARES OF COMMON
                                                                  COMMON STOCK         STOCK BENEFICIALLY
                           NAME                               BENEFICIALLY OWNED(1)          OWNED
                           ----                               ---------------------    ------------------
Exeter Ventures, UBOT(2)..................................           916,700                   8.05%
Morgan Stanley/Miller Anderson & Sherrerd(3)..............           781,000                   6.86
Heartland Advisors(4).....................................           640,000                   5.62
Dimensional Fund Advisors(5)..............................           591,000                   5.19
Vernon L. Wiersma(6)......................................            25,000                      *
Stephen W. Theobald(7)....................................           200,691                   1.76
John R. McCormick(8)......................................            13,175                      *
Frank J. Pelisek..........................................            10,900                      *
Orren J. Bradley..........................................             3,000                      *
Russell W. Britt..........................................             2,700                      *
Charles J. Carey..........................................             2,700                      *
James H. DeWees...........................................             3,500                      *
Ody J. Fish...............................................             3,500                      *
Carol Ward Knox...........................................             8,500                      *
Thomas W. Mount...........................................           181,756                   1.60
All current directors and executive officers as a group
  (14 persons)(9).........................................           448,922                   3.92%

-------------------------
 * Amount represents less than 1% of the total shares of Stokely Common Stock outstanding.
(1) Unless otherwise indicated, includes shares of Stokely Common Stock held directly by the individuals as well as by members of such individual's immediate family who share the same household, shares held in trust and other indirect forms of ownership over which shares the individuals exercise sole or shared voting and/or dispositive power.
(2) Based on a Schedule 13D, dated July 17, 1997, filed by Exeter Ventures, UBOT, located at P.O. Box 4226, Ormond Beach, FL 32175, which indicated sole voting power of 916,700 shares of Stokely Common Stock.
(3) Based on a Schedule 13G, dated February 14, 1997, filed by Morgan Stanley Group, Inc. and Miller Anderson & Sherrerd LLP, located at 1585 Broadway, New York, New York 10036 and 1 Tower Bridge, Suite 1100, West Conshohocken, PA 19428, respectively, which indicated shared dispositive and voting power of 781,000 shares of Stokely Common Stock.
(4) Based on a Schedule 13G, dated February 12, 1997, filed by Heartland Advisors, Inc., located at 790 North Milwaukee Street, Milwaukee, WI 53202, which indicated sole dispositive voting power of 640,000 shares of Stokely Common Stock.
(5) Based on a Schedule 13G, dated February 5, 1997, filed by Dimensional Fund Advisors, located at 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401, which indicated sole voting power of 409,400 shares of Stokely Common Stock and shared voting power of 181,600 shares of Stokely Common Stock.
(6) On April 16, 1996, Mr. Wiersma resigned as President and Chief Executive Officer of Stokely.
(7) Includes 162,191 shares of Stokely Common Stock held by Mr. Theobald as co-trustee for which he has shared dispositive and voting power with The First National Bank of Chicago, and 30,000 shares of Stokely Common Stock issuable pursuant to presently exercisable stock options.
(8) Includes 8,000 shares of Stokely Common Stock issuable pursuant to presently exercisable stock options.
(9) Excluding 55,500 shares subject to unexercised options (all of which have exercise prices in excess of $1.875 and consequently are unlikely to be exercised prior to the Merger), all current directors and officers as a group beneficially own 393,422 shares of Stokely Common Stock, or 3.45% of the outstanding shares of Stokely Common Stock.

                              INDEPENDENT AUDITORS

     Deloitte & Touche LLP served as Stokely's independent auditors for the fiscal year ended March 31, 1997 and are serving in such capacity for the current fiscal year. The appointment of independent auditors is made annually by the Stokely Board. The decision of the Stokely Board is based on the recommendation of the Audit Committee of the Stokely Board, which reviews both the audit scope and estimated audit fees. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

                              CERTAIN TRANSACTIONS

     On March 21, 1996, the United States District Court for the Eastern District of Wisconsin dismissed a consolidated class action lawsuit brought against Stokely, all of the individual members of the Stokely Board (in both their capacity as individual members of the Board of Directors and as executive officers, as applicable), William Blair & Company and Dain Bosworth, Inc. This class action was a consolidated action, including the action filed by Philip D. Freeman in January 1995 and a second class action lawsuit filed by Daniel J. Sweeney in May 1995 which made similar claims against Stokely and certain officers arising from the same facts and events. In conjunction with dismissing the consolidated action, the court denied plaintiff's motion to certify the class as moot. The lawsuit raised claims under various provisions of the Securities Act and the Exchange Act. The plaintiffs alleged that they sustained losses in connection with the purchase of shares of Stokely Common Stock during the period from October 17, 1994 to December 19, 1994, as a result of Stokely's alleged misleading statements and alleged omissions to state material facts in the prospectus and other materials. The court dismissed the action after finding that the alleged misrepresentations were not actually made by Stokely and/or were not misrepresentations, and that the alleged omissions of material facts were in fact adequately disclosed to investors. Further, the court refused to permit the plaintiff to amend the complaint, stating that an amendment would be futile because the court's dismissal was based on the conclusion that the prospectus and other materials did not contain the misrepresentations or omissions alleged in the complaint. A judgment dismissing the case was entered March 22, 1996. On April 8, 1996, the plaintiff filed a Motion for Reconsideration requesting that the Court reconsider its decision refusing plaintiff leave to amend the complaint. On March 27, 1997, the court denied that motion and the judgment dismissing the case became final on April 28, 1997 as the appeal period expired without an appeal being filed.

     Stokely has adopted a policy governing related party transactions providing that any transaction by and between Stokely and officers, directors, principal shareholders or their affiliates will be for bona fide business purposes and on terms no less favorable to Stokely than those obtainable in arms-length transactions with unaffiliated parties, and will be subject to approval of a majority of Stokely's outside directors.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires Stokely's officers and directors, and persons who own more than ten percent of the shares of Stokely Common Stock outstanding, to file reports of ownership and changes in ownership with the SEC by certain dates. Officers, directors and greater than ten percent shareholders are required by regulation to furnish Stokely with copies of all
Section 16(a) forms they file. Based upon review of the information provided to Stokely, Stokely believes that during the fiscal year ended March 31, 1997, officers, directors and greater than ten percent shareholders complied with all
Section 16(a) filing requirements. In July 1997, Stokely's non-employee directors, including Messrs. Charles J. Carey, Frank J. Pelisek, Orren J. Bradley, James H. DeWees, Thomas W. Mount, Russell W. Britt, Ody J. Fish and Ms. Carol Ward Knox reported grants of restricted stock awarded to each of them in May 1995 which inadvertently were not reported on a timely basis in fiscal 1996 as required by Section 16(a) of the Exchange Act.

                     PROPOSAL TO ADJOURN THE ANNUAL MEETING
                                (PROPOSAL NO. 3)

     As described herein, the Stokely Board believes that shareholder approval of the Merger proposal is in the best interests of Stokely's shareholders. Also as noted herein, approval of the Merger proposal requires an affirmative vote by holders of two-thirds of the outstanding shares of Stokely Common Stock as of the Voting Record Date.

     In the event that the required vote for approval of the Merger proposal has not been obtained by the date of the Annual Meeting, including any adjournments thereof, the Stokely Board intends to sponsor a proposal (or proposals), at such times and as often as necessary, to adjourn the Annual Meeting to a later date for the purpose of soliciting additional votes on the Merger proposal, and the proxies named in the Stokely Board's proxy card will vote shares on a Stokely Board sponsored or recommended adjournment proposal as indicated on the card. The time, date and place at and to which the Annual Meeting would be reconvened will be announced at the Annual Meeting, and at any adjournments thereof.

     Chiquita or Stokely may terminate the Merger Agreement if the Merger is not consummated by January 31, 1998 (the "Termination Date"). Furthermore, certain other closing conditions depend upon the Merger being consummated on or before the Termination Date. Due to the January 15, 1998 date of the Annual Meeting, the Termination Date will occur before any adjourned meeting could be conveniently reconvened. If the Annual Meeting is adjourned to a later date, the Stokely Board would seek to obtain an extension of the Termination Date from Chiquita and would seek to ensure that the other closing conditions dependent upon the January 31, 1998 Termination Date were not adversely affected. No assurances can be made that Chiquita will agree to the extension, or that the other closing conditions would not be adversely affected. See "PROPOSAL TO APPROVE THE MERGER -- The Merger Agreement: Amendment; Termination." The fact of the possible extension of the Termination Date will not be deemed to invalidate proxies previously received, unless Stokely receives a later-dated proxy superseding a prior one.

                       PROPOSALS BY STOKELY SHAREHOLDERS

     To be considered for inclusion in the proxy statement relating to the 1998 Annual Meeting of Shareholders of Stokely, in the event the Merger is not consummated, shareholder proposals must be received at the principal executive offices of Stokely located at 1230 Corporate Center Drive, Oconomowoc, Wisconsin 53066-0248, Attention: Robert M. Brill, Secretary, no later than August 7, 1998. If such proposal is in compliance with all of the requirements of 17 C.F.R. sec. 240.14a-8 ("Rule 14a-8") of the Rules and Regulations under the Exchange Act, it will be included in the proxy statement and set forth on the appointment form of proxy issued for such annual meeting of shareholders.

        OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE ANNUAL MEETING

     The Stokely Board knows of no business which will be presented for consideration at the Annual Meeting or any adjournments or postponements thereof other than as stated in the Notice of Annual Meeting of Shareholders. If, however, other matters are properly brought before the Annual Meeting, including, among other things, a motion to adjourn the Annual Meeting in order to permit further solicitation of proxies by Stokely, it is the intention of the persons named in the accompanying Proxy to vote the shares of Stokely Common Stock represented thereby on such matters in accordance with their best judgment; provided, however, that no Proxy which is voted against the proposals set forth in this Proxy Statement/Prospectus will be voted in favor of any adjournment.

     Copies of Stokely's Form 10-K, as amended (without exhibits), for the fiscal year ended March 31, 1997 and Form 10-Q, as amended, for the quarter ended September 30, 1997, as filed with the SEC, are being furnished herewith; additional copies may be obtained by shareholders of record upon written request to Stokely USA, Inc., Robert M. Brill, Secretary, 1230 Corporate Center Drive, Oconomowoc, Wisconsin 53066-0248.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE REQUESTED TO SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE PAID ENVELOPE.

                                                                      APPENDIX A





                      AGREEMENT AND PLAN OF REORGANIZATION

                                     AMONG

                      CHIQUITA BRANDS INTERNATIONAL, INC.,

                          CHIQUITA ACQUISITION  CORP.

                                      AND

                               STOKELY USA, INC.





                               SEPTEMBER 17, 1997

                              TABLE OF CONTENTS

                                                                                                                   PAGE
                                                                                                                   ----
ARTICLE I
MERGER OF ACQUISITION SUB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1
     Section 1.01 Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1
     Section 1.02 The Surviving Corporation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1
     Section 1.03 Effect of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1

ARTICLE II
STATUS AND CONVERSION OF SECURITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-2
     Section 2.01 Conversion of Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-2
     Section 2.02 Surrender and Payment.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-2
     Section 2.03 Treatment of Stock Options.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-3
     Section 2.04 Treatment of Warrants.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-4
     Section 2.05 Adjustment of Merger Consideration.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-4
     Section 2.06 Certain Definitions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-4
     Section 2.07 Stokely's Disclosure Schedule   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-4
     Section 2.08 Registration Statement; Proxy Statement.  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-5
     Section 2.09 Dissenters' Rights.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-5

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF STOKELY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-5
     Section 3.01 Organization and Qualification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-5
     Section 3.02 Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-6
     Section 3.03 Authority and Validity of Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-6
     Section 3.04 Consents and Approvals.     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-7
     Section 3.05 Securities Reports;  Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-7
     Section 3.06 Real Property; Leases   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-8
     Section 3.07 Personal Property   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-9
     Section 3.08 Receivables   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-9
     Section 3.09 Inventory   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-9
     Section 3.10 Intellectual Property   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-9
     Section 3.11 Insurance   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-9
     Section 3.12 Compliance with Laws; Governmental Authorizations   . . . . . . . . . . . . . . . . . . . . . . . A-10
     Section 3.13 Material Contracts and Other Descriptions and Lists.  . . . . . . . . . . . . . . . . . . . . . . A-10
     Section 3.14 Absence of Litigation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-12
     Section 3.15 Environmental Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-12
     Section 3.16 Taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-13
     Section 3.17 Labor Contracts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-14
     Section 3.18 Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-14
     Section 3.19 Absence of Certain Changes or Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-15
     Section 3.20 Customers and Suppliers   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-16
     Section 3.21 Brokerage   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-16
     Section 3.22 Representations and Warranties True and Correct   . . . . . . . . . . . . . . . . . . . . . . . . A-16
     Section 3.23 Information Supplied  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-16
     Section 3.24 Debts to Employees for Services   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-16
     Section 3.25 Leases, Permits, Etc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-16

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
ACQUIROR AND ACQUISITION SUB  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-17
     Section 4.01 Organization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-17
     Section 4.02 Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-17
     Section 4.03 Authority and Validity of Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-17
     Section 4.04 Securities Reports; Financial Statements.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-18
     Section 4.05 Absence of Certain Changes or Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-18
     Section 4.06 Ownership of Stokely's Common Stock   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-18
     Section 4.07 Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-18
     Section 4.08 Information Supplied  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-19

ARTICLE V
COVENANTS AND AGREEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-19
     Section 5.01.  Access and Information Regarding Stokely  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-19
     Section 5.02 Access and Information Regarding Acquiror.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-19
     Section 5.03 Operation of Stokely's Business   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-20
     Section 5.04 Preservation of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-21
     Section 5.05 Insurance and Maintenance of Property   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-21
     Section 5.06 Compliance with Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-21
     Section 5.07 Update Stokely Disclosure Schedule  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-21
     Section 5.08 Acquiror Negative Covenants.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-21
     Section 5.09 Stokely Shareholder Approval; Proxy/Registration Statement.   . . . . . . . . . . . . . . . . . . . . A-22
     Section 5.10 Indemnification and Insurance   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-22
     Section 5.11 No Solicitation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-23
     Section 5.12 Requisite Regulatory Approvals.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-24
     Section 5.13 Consultation and Notice of Actions and Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . A-24
     Section 5.14 Reasonable Best Efforts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-24
     Section 5.15 Public Announcements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-24
     Section 5.16 Subsequent SEC Filings.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-25
     Section 5.17 Further Assurances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-25
     Section 5.18 Stokely Employment-Related Agreements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-25
     Section 5.19 Stokely Benefit Plans   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-26
     Section 5.20 Merger as Change in Control.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-26
     Section 5.21 Severance Arrangements.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-26
     Section 5.22 Contribution of Cash by Acquiror;
                             Payment to Congress Financial Corporation (Central). .  . . . . . . . . . . . . . . . . .  A-27
     Section 5.23 Debt Exchange   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27
     Section 5.24 Stock Exchange Listing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27

ARTICLE VI
CONDITIONS OF THE ACQUIROR'S AND
THE ACQUISITION SUB'S OBLIGATION TO CLOSE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27
     Section 6.01 Compliance by Stokely   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27
     Section 6.02 Consents Under Agreements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27
     Section 6.03 Proceedings and Instruments Satisfactory  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27
     Section 6.04 Opinion of Counsel  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     Section 6.05 Absence of Certain Changes or Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     Section 6.06 Cancellation of Stock Options   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     Section 6.07 Cancellation of Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     Section 6.08 Directors' Phantom Stock Plan   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     Section 6.09 Treatment of Indebtedness.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     Section 6.10 Treatment of Certain Supplier Indebtedness  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-29
     Section 6.11 Dissenters' Rights.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-29
     Section 6.12 Updates and Amendments to Stokely Disclosure Schedule   . . . . . . . . . . . . . . . . . . . . . . . A-29

ARTICLE VII
CONDITIONS TO STOKELY'S OBLIGATION TO CLOSE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-29
      Section 7.01 Compliance by the Acquiror and the Acquisition Sub  . . . . . . . . . . . . . . . . . . . . . . . . . . . A-29
      Section 7.02 Delivery of Merger Consideration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-29
      Section 7.03 Fairness Opinion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-29
      Section 7.04 Opinion of Counsel for the Acquiror and the Acquisition Sub   . . . . . . . . . . . . . . . . . . . . . . A-29

ARTICLE VIII
CONDITIONS TO THE RESPECTIVE OBLIGATIONS OF
THE ACQUIROR, THE ACQUISITION SUB AND STOKELY TO CLOSE   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-30
      Section 8.01 Approval by Affirmative Vote of Shareholders.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-30
      Section 8.02 Requisite Regulatory Approvals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-30
      Section 8.03 Matters Relating to the Registration Statement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-30

ARTICLE IX
TERMINATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-30
      Section 9.01 Reasons for Termination   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-30
      Section 9.02 Effect of Termination   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-31
      Section 9.03 Fee.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-31
      Section 9.04 Amendment.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-31
      Section 9.05 Extension; Waiver   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-31

ARTICLE X
MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-32

      Section 10.01  Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-32
      Section 10.02  Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-33
      Section 10.03  Articles and Other Headings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-33
      Section 10.04  Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-33
      Section 10.05  Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-33
      Section 10.06  Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-33
      Section 10.07  Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-33
      Section 10.08  Articles of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-33
      Section 10.09  Further Acts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-33
      Section 10.10  Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-33
      Section 10.11  Attorney's Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-33
      Section 10.12  Nonsurvival of Representations and Warranties; Survival of Certain Agreements.  . . . . . . . . . . . . A-34
      Section 10.13  Parties in Interest.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-34
      Section 10.14  Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-34
      Section 10.15  Enforcement of Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-34

EXHIBIT A TO AGREEMENT AND PLAN OF REORGANIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-36

                      AGREEMENT AND PLAN OF REORGANIZATION


        THIS AGREEMENT AND PLAN OF REORGANIZATION (the " Agreement") is dated as of the 17th day of September, 1997, by and among Chiquita Brands International, Inc., a New Jersey corporation ("Acquiror"), Chiquita Acquisition Corp., a Wisconsin corporation ("Acquisition Sub") and Stokely USA, Inc., a Wisconsin corporation ("Stokely").

                              W I T N E S S E T H:

         WHEREAS, the Boards of Directors of Acquiror, Acquisition Sub and Stokely deem it advisable, for the mutual benefit of Acquiror, Acquisition Sub and Stokely and fair and in the best interests of their respective shareholders, that Acquisition Sub, a wholly-owned subsidiary of Acquiror, be merged with and into Stokely (the "Merger"), in accordance with the terms of the Wisconsin Business Corporation Law (the "WBCL") and the terms and conditions of this Agreement and an Agreement and Plan of Merger to be entered into among Acquiror, Acquisition Sub and Stokely in substantially the form of Exhibit A to this Agreement (the "Plan of Merger");

         WHEREAS, the respective Boards of Directors of Acquiror, Acquisition Sub and Stokely have each approved the Merger, upon the terms and subject to the conditions set forth herein, and adopted this Agreement;

         WHEREAS, Acquiror, Acquisition Sub and Stokely desire to make certain representations, warranties, covenants and agreements in connection with such Merger and also to prescribe various conditions to such Merger;

         NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and subject to the terms and conditions set forth herein, the parties hereto agree as follows:


                                   ARTICLE I
                MERGER OF ACQUISITION SUB WITH AND INTO STOKELY


         SECTION 1.01 MERGER. Acquisition Sub shall be merged with and into Stokely in accordance with applicable provisions of the WBCL and on the terms and subject to the conditions contained in this Agreement and the Plan of Merger. Simultaneously with the effectiveness of the Merger, (a) the separate existence of Acquisition Sub shall cease, and (b) Stokely, as the surviving corporation (the "Surviving Corporation"), shall continue to exist under and be governed by the WBCL. Upon the effectiveness of the Merger, the articles of incorporation and bylaws of Acquisition Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the Surviving Corporation immediately after the Merger, until thereafter changed or amended as provided therein or as provided by the WBCL. Upon the effectiveness of the Merger, the directors and officers of the Surviving Corporation shall be as set forth in the Plan of Merger. The Merger shall be consummated effective at the date and time specified in Section 10.07 of this Agreement (the "Effective Date" and "Effective Time," respectively).

         SECTION 1.02 THE SURVIVING CORPORATION. After the Effective Time, the name of the Surviving Corporation shall be "Stokely USA, Inc." The Surviving Corporation shall continue its existence under the laws of the State of Wisconsin as a wholly-owned subsidiary of Acquiror.

         SECTION 1.03 EFFECT OF MERGER.  Upon the Merger becoming effective:

                 (a) The separate existence of Acquisition Sub shall cease and be merged into the Surviving Corporation, which shall possess all of the rights, privileges, immunities, powers and franchises of a public as well as of a private nature, and shall be subject to all of the restrictions, disabilities and duties of each of Stokely and Acquisition Sub; and all singular rights, privileges, immunities, powers and franchises of each of Stokely and Acquisition Sub, and all property, real, personal and mixed, and all debts due to either Stokely or Acquisition Sub in whatever amount, including subscriptions to shares, and all other things





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

                          in action or belonging to each of Stokely and Acquisition Sub shall be vested in the Surviving Corporation; and all property, rights, privileges, immunities, powers and franchises, and all and every interest, shall be thereafter as effectually the property of the Surviving Corporation as they were of Stokely and Acquisition Sub and the title to any real estate, or interest therein, vested by deed or otherwise, in either of Stokely or Acquisition Sub shall not revert or be in any way impaired by reason of the Merger.

                 (b) All rights of creditors and all liens upon any property of Stokely or Acquisition Sub shall be preserved unimpaired and all debts, liabilities and duties of Stokely or Acquisition Sub shall thenceforth attach to the Surviving Corporation and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

                 (c) Any action or proceeding, whether civil, criminal or administrative, instituted, pending or threatened by or against either Stokely or Acquisition Sub or relating to their assets, liabilities or shares of common stock shall be prosecuted as if the Merger had not taken place, and the Surviving Corporation may be substituted as a party in such action or proceeding in place of Stokely or Acquisition Sub.


                                   ARTICLE II
                      STATUS AND CONVERSION OF SECURITIES

         SECTION 2.01
                      CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of the Acquiror, Acquisition Sub, Stokely or the holder of any of the following securities, the shares of Acquisition Sub and Stokely shall be converted as follows:

                 (a) Each of the shares of common stock of Acquisition Sub, $0.01 par value per share ("Acquisition Common Stock"), issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation; and

                 (b) Each share of the common stock, $0.05 par value per share ("Stokely Common Stock"), of Stokely issued and outstanding immediately prior to the Effective Time (other than any shares held by Stokely or any of its wholly-owned subsidiaries, which shall be canceled, and other than Dissenting Shares, if any, as defined in Section 2.09) shall cease to be outstanding and shall be converted into and become the right to receive such fraction of a share of Common Stock of Acquiror, $.33 par value per share (" Acquiror Stock"), as is equal to $1.00 divided by the average of the last reported sales price per share of Acquiror Stock on the New York Stock Exchange Composite Tape for the fifteen consecutive trading days ending with the last trading day prior to the Effective Time, subject to the provisions of Section
                          2.02 (c) with regard to the nonissuance of fractional shares (the " Merger Consideration").

                 (c) The Merger Consideration shall be distributed as soon as possible after the Effective Time pursuant to the procedure set forth in Section 2.02.

         SECTION 2.02 SURRENDER AND PAYMENT.

                 (a) As of the Effective Time, Acquiror shall deposit, or shall cause to be deposited with a bank or trust company designated by Acquiror and satisfactory to Stokely (the "Exchange Agent"), for the benefit of the holders of Stokely Common Stock for exchange in accordance with this Article II, the amount of cash payable in the Merger (for fractional shares) and certificates representing the shares of Acquiror Stock payable and issuable in exchange for outstanding shares of Stokely Common Stock.





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


                 (b) Within three business days after the Effective Time, Acquiror shall cause the Exchange Agent to request (in the form of a letter of transmittal and instructions for effecting the surrender) each registered holder of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of Stokely Common Stock (the "Certificates") to surrender such Certificates for exchange. Upon such surrender, Acquiror shall cause the Exchange Agent to promptly issue to the holder of such Certificates the number of whole shares of Acquiror Stock which such holder is entitled to receive pursuant to Section 2.01, and cash in payment of any fractional shares, and the Certificates so surrendered shall be cancelled.
                          Until so surrendered, such Certificates shall represent solely the right to receive the applicable number of shares of Acquiror Stock with respect to the number of shares of Stokely Common Stock evidenced thereby. No dividends or other distributions declared or made after the Effective Time with respect to shares of Acquiror Stock with a record date after the Effective Time shall be paid to the holder of an unsurrendered Certificate with respect to the shares of Acquiror Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to
                          Section 2.02(c) hereof until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the registered holder of the certificates representing whole shares of Acquiror Stock issued in exchange therefore, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Acquiror Stock to which such holder is entitled pursuant to Section 2.02 (c) hereof and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Acquiror Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Acquiror Stock, as the case may be. If any cash or certificate evidencing shares of Acquiror Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to Acquiror any transfer or other taxes required by reason of the issuance of certificates for such shares of Acquiror Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Acquiror that such tax has been paid or is not applicable.

                 (c) Notwithstanding any other provision of this Agreement, no certificates or scrip representing fractional shares of Acquiror Stock shall be issued upon the surrender for exchange of Certificates. Any holder of Stokely Common Stock who would otherwise have been entitled to a fractional share of Acquiror Stock shall be entitled to receive a cash payment in lieu of such fractional share in an amount equal to the product of such fraction multiplied by the average of the last reported sales price per share of Acquiror Stock on the New York Stock Exchange Composite Tape for the fifteen consecutive trading days ending with the last trading day prior to the Effective Time, without any interest thereon. Any such holder shall not be entitled to vote or to any other rights of a holder of Acquiror Stock in respect of such fractional share.

        SECTION 2.03 TREATMENT OF STOCK OPTIONS. Stokely shall use its best efforts to ensure that, at the Effective Date, all options to purchase Stokely Common Stock that are outstanding on the Effective Date or that are granted under any Employment-Related Agreements or any Stokely Benefit Plan (each, a "Stokely Stock Option"), shall be cancelled and of no force or effect on the Effective Date, including any Stokely Stock Options whose vesting is accelerated due to a change of control.





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



        SECTION 2.04 TREATMENT OF WARRANTS. Stokely shall use its best efforts to ensure that, at the Effective Date, all warrants to purchase Stokely Common Stock that are outstanding on the Effective Date or that are granted under any Employment-Related Agreements or in any Stokely Benefit Plan (each, a "Stokely Warrant"), shall be cancelled and of no force or effect on the Effective Date.

        SECTION 2.05 ADJUSTMENT OF MERGER CONSIDERATION. If, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Stokely Common Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the Merger Consideration shall be appropriately adjusted.

        SECTION 2.06 CERTAIN DEFINITIONS.

                 (a) As used in this Agreement, the term "Material Adverse Effect" means, with respect to the Acquiror or Stokely, as the case may be, any effect that (a) is, or is reasonably likely to result in an effect that would be, material and adverse to the business, assets, liabilities, results of operations or financial condition of Stokely and the Stokely Subsidiaries taken as a whole or the Acquiror, the Acquisition Sub and the other consolidated subsidiaries of the Acquiror taken as a whole, or (b) materially impairs the ability of the Acquiror or Stokely to consummate the transactions contemplated hereby; provided, however, that a Material Adverse Effect as it relates to Stokely and the Stokely Subsidiaries shall not be deemed to include the impact of (i) actions contemplated by this Agreement,
                          (ii) expenses incurred in connection with the transactions contemplated hereby, (iii) any changes in Law (as hereinafter defined), generally accepted accounting principles or economic or other changes, in each case which affect the vegetable processing industry generally; or (iv) the violation of any covenants or agreements set forth in any Stokely indebtedness documents.

                 (b) "To Stokely's knowledge" or "to Acquiror's knowledge" or words of similar import mean the actual knowledge of any executive officer or director of Stokely or any Stokely Subsidiary, in the case of Stokely's knowledge, or of the Acquiror, in the case of Acquiror's knowledge, in each case after making due inquiry.

                 (c) Any references in this Agreement to generally accepted accounting principles means United States generally accepted accounting principles.

        SECTION 2.07 STOKELY'S DISCLOSURE SCHEDULE. Contemporaneously with the execution and delivery of this Agreement, Stokely is delivering to Acquiror the Stokely Disclosure Schedule, which is accompanied by a certificate signed by the Chief Executive Officer and Secretary of Stokely stating that the Stokely Disclosure Schedule is being delivered pursuant to this Agreement and is the Stokely Disclosure Schedule referred to in this Agreement. The Stokely Disclosure Schedule is deemed to constitute an integral part of this Agreement and to modify the representations, warranties, covenants or agreements of Stokely contained in this Agreement to the extent that such representations, warranties, covenants or agreements expressly refer to the Stokely Disclosure Schedule. All capitalized terms used in the Stokely Disclosure Schedule shall have the definitions specified in this Agreement. All descriptions or listings of documents contained in the Stokely Disclosure Schedule are qualified in their entirety by reference to the documents so described, to the extent that true copies of such documents heretofore have been delivered by Stokely to Acquiror. Except as expressly stated to the contrary in the Stokely Disclosure Schedule, disclosure of a matter or document in the Stokely Disclosure Schedule shall not be deemed to be an acknowledgement that such matter is material or outside the ordinary course of business of Stokely. Disclosure of any matter or event in any of the schedules included in the Stokely Disclosure Schedule shall be deemed disclosure for purposes of other schedules included therein without the need of specific cross reference or duplication where it is reasonably evident that disclosure in the initial schedule makes the disclosure called for in the other schedule or schedules.





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



        SECTION 2.08 REGISTRATION STATEMENT; PROXY STATEMENT. The parties shall, as promptly as practicable, prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Registration Statement") and proxy and information statement (the "Proxy Statement") (the Proxy Statement and the Registration Statement being, collectively, the "Proxy/Registration Statement") in connection with (a) the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the Acquiror Stock issuable in connection with the Merger and (b) the meeting of the shareholders of Stokely described in Section 5.09. Each of Acquiror and Stokely shall use its best efforts to have or cause the Proxy/Registration Statement declared effective and cleared as promptly as practicable, shall take any and all other action required to be taken under federal or state securities laws in connection therewith, and shall use its best efforts to cause the Proxy/Registration Statement to be mailed to the Stokely shareholders at the earliest practicable date. Acquiror shall comply fully with the requirements of the Securities Act, the Securities Exchange Act of 1934, as amended ("Exchange Act") and the rules and regulations of the SEC under such acts applicable to the offering and sale of Acquiror Stock in connection with the Merger. Acquiror also shall take all action required to be taken under any applicable state blue sky or securities laws in connection with the offering and sale of Acquiror Stock in connection with the Merger.

        SECTION 2.09 DISSENTERS' RIGHTS.

        "Dissenting Shares" means any shares held by any holder who becomes entitled to payment of the fair value of such shares under the WBCL. Notwithstanding any provision of this Agreement to the contrary, if required by the WBCL but only to the extent required thereby, shares of Stokely Common Stock which are issued and outstanding immediately prior to the Effective Date and which are held by holders of such shares of Stokely Common Stock who have properly exercised dissenters' rights with respect thereto in accordance with the WBCL will not be exchangeable for the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the WBCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to direct and receive payment of fair value under the WBCL. If, after the Effective Date, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Date, the right to receive the Merger Consideration, without any interest thereon. Notwithstanding anything to the contrary contained in this Section 2.09, if the Merger is rescinded, abandoned or not effectuated, then the right of any shareholder to be paid the fair value of such shareholders' Dissenting Shares pursuant to the WBCL shall cease. Stokely shall give Acquiror prompt notice of any demands and withdrawals of such demands received by Stokely relating to the exercise of, or of Stokely's learning of the intent to exercise, dissenters' rights. Stokely shall not, without the prior consent of Acquiror, make any payment with respect to any demands for payment of fair value or offer to settle or settle any such demands.


                                  ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF STOKELY

         Except as set forth in the disclosure schedule delivered by Stokely to the Acquiror and Acquisition Sub contemporaneously with the execution of this Agreement (the "Stokely Disclosure Schedule"), Stokely hereby represents and warrants to the Acquiror and Acquisition Sub that:

         SECTION 3.01 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

                 (a) Stokely is a corporation duly incorporated, validly existing and in active status under the laws of the State of Wisconsin. Each subsidiary of Stokely ("Stokely Subsidiary" or, collectively, "Stokely Subsidiaries") is a corporation duly incorporated, validly existing and in good standing (or the equivalent thereof) under the laws of the jurisdiction of its incorporation. Each of Stokely and the Stokely Subsidiaries have the requisite corporate power and authority to carry on its business as it is now conducted and to own, lease and operate its assets, properties and business.

                 (b) Stokely and each Stokely Subsidiary is duly qualified or licensed as a foreign corporation to conduct business in each jurisdiction where the character of the properties it owns, leases or operates or the nature of the activities it conducts make such qualification or licensing necessary, except where such failures to be so duly qualified or licensed would not, either individually or in the aggregate, have a Material Adverse Effect on Stokely and the Stokely Subsidiaries.

                 (c) A true and complete list of all of the Stokely Subsidiaries, together with (i) Stokely's percentage of ownership of each Stokely Subsidiary (including the number of authorized shares, the par value of the authorized shares, and the number of shares issued and outstanding of each Stokely Subsidiary), and (ii) the laws under which the Stokely Subsidiary is incorporated is set forth on Schedule 3.01. Except as set forth on Schedule 3.01, Stokely owns beneficially and of record all of the outstanding shares of capital stock of each of the Stokely Subsidiaries, free of any liens, claims or encumbrances. Except for the subsidiaries set forth on Schedule 3.01, Stokely does not own any equity or similar interests in, or any interests convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

                 (d) Stokely has heretofore furnished to the Acquiror a complete and correct copy of the Articles of Incorporation and Bylaws, as amended or restated, of Stokely (" Stokely Articles" and "Stokely Bylaws") and each Stokely Subsidiary. Such Articles of Incorporation and Bylaws of Stokely and each Stokely Subsidiary are in full force and effect.

        SECTION 3.02 CAPITALIZATION. The authorized capital stock of Stokely consists of 20,000,000 shares of Common Stock having a par value of $0.05 per share and 1,000,000 shares of preferred stock having a par value of $0.10 per share ("Preferred Stock"). As of the date of this Agreement, (i) 11,390,871 shares of Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable, except as otherwise provided by Section 180.0622(2)(b) of the WBCL (such section, including judicial interpretations thereof and of Section 180.40(6), its predecessor statute, are referred to herein as "Section 180.0622(2)(b) of the WBCL"), and
(ii) 44,324 shares of Common Stock are held in the treasury of Stokely. As of the date of this Agreement, no shares of Preferred Stock are issued and outstanding. The shares of capital stock of each Stokely Subsidiary are duly authorized, validly issued, fully paid and nonassessable, except with respect to those Subsidiaries incorporated under the laws of Wisconsin which are subject to potential assessment as provided in Section 180.0622(2)(b) of the WBCL. Except as set forth on Schedule 3.02, as of the date of this Agreement, neither Stokely nor any Stokely Subsidiary has granted any options, warrants or other rights, agreements, arrangements or commitments of any character, including without limitation, voting agreements or arrangements, relating to the issued or unissued capital stock of Stokely or any Stokely Subsidiary or obligating Stokely or any Stokely Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Stokely or any Stokely Subsidiary. All shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable, except as otherwise provided in Section 180.0622(2)(b) of the WBCL. Except as described on Schedule 3.02, there are no obligations, contingent or otherwise, of Stokely or any Stokely Subsidiary to repurchase, redeem or otherwise acquire any shares of Common Stock or the capital stock of any Stokely Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Stokely Subsidiary or any other entity. Each of the outstanding shares of capital stock of each Stokely Subsidiary is duly authorized, validly issued, fully paid and nonassessable, except, where applicable, as provided in Section 180.0622(2)(b) of the WBCL.

        SECTION 3.03 AUTHORITY AND VALIDITY OF AGREEMENT. Stokely has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement by Stokely have been duly authorized by all requisite corporate action, including without limitation, approval by Stokely's Board of Directors, subject to obtaining the approval of the holders of not less than two-thirds of the outstanding shares of Common Stock with respect to the Merger. Subject to such approval of the Merger by the shareholders of Stokely and obtaining the necessary consents and approvals noted on Schedule

3.04, this Agreement will constitute a valid and binding obligation of Stokely, enforceable in accordance with its terms, except as such terms may be affected by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

         SECTION 3.04 CONSENTS AND APPROVALS.

                 (a) Except as set forth on Schedule 3.04, the execution and delivery of this Agreement by Stokely does not, and the performance of this Agreement and the transactions contemplated hereby by Stokely will not,
                          (i) conflict with or violate the Stokely Articles or the Stokely Bylaws or the Articles of Incorporation or Bylaws of any Stokely Subsidiary, (ii) conflict with or violate any domestic (federal, state or local) or foreign law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, " Laws") applicable to Stokely or any Stokely Subsidiary or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any put rights with respect to, or any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Stokely or any Stokely Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stokely or any Stokely Subsidiary is a party or by which Stokely or any Stokely Subsidiary or its or any of their respective properties is bound or affected, except in the case of clauses (ii) and
                          (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on Stokely and the Stokely Subsidiaries.

                 (b) The execution and delivery of this Agreement by Stokely does not, and the performance of this Agreement by Stokely shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, or with or from any third party, except for (i) the filing of applications, notices or other documents necessary to obtain, and the receipt of, approval under the Hart-Scott- Rodino Antitrust Improvements Act of 1976 (the " HSR Act"), (ii) applicable filing requirements, if any, under the Securities Act, state securities or "blue sky" laws and the rules and regulations of NASDAQ, (iii) the approval of this Agreement by the holders of not less than two-thirds of the outstanding shares of Common Stock with respect to the Merger, (iv) the filing and recordation of appropriate merger or other documents as required by the WBCL, and (v) such additional consents, filings, authorizations or approvals as may be set forth on Schedule 3.04.

         SECTION 3.05 SECURITIES REPORTS;  FINANCIAL STATEMENTS.

                 (a) Stokely has filed all material required to be filed by Sections 13 and 14 of the Exchange Act since March 31, 1995 and has delivered to the Acquiror (i) its Annual Reports on Form 10-K for the fiscal years ended March 31, 1995, 1996 and 1997, (ii) all proxy statements relating to Stokely's meetings of shareholders (whether annual or special) held since March 31, 1995, (iii) all Reports on Form 8-K filed by Stokely since March 31, 1995, and (iv) all other reports or registration statements filed by Stokely with the Securities and Exchange Commission (" SEC"), since March 31, 1995 (collectively, the "Stokely SEC Reports"). The Stokely SEC Reports (i) were prepared in all material respects in accordance with the requirements of applicable Laws, and (ii) did not at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                 (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Stokely SEC Reports ("Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of Stokely and the Stokely Subsidiaries as of the respective dates thereof and the consolidated results of its operations and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair statement of the results of the interim period shown have been made.

         SECTION 3.06 REAL PROPERTY; LEASES.

                 (a) Good Title; Condition. Schedule 3.06 sets forth a true and correct legal description of all real properties owned by Stokely or any Stokely Subsidiary (the "Owned Real Estate") and an accurate summary description of all real properties leased or rented by Stokely or any Stokely Subsidiary (the " Leased
                          Real Estate").   Stokely or a Stokely Subsidiary, as
                          applicable, in accordance with the information provided on Schedule 3.06, has good and marketable title to all Owned Real Estate (including buildings, structures and fixtures thereon or attached thereto), and has good and marketable leasehold title to all Leased Real Estate (including buildings, structures and fixtures thereon or affixed thereto), in each case free and clear of all mortgages, liens, security interests, charges, encumbrances and/or equities of any kind, except as set forth on Schedule 3.06 and except for liens for taxes not yet due and payable and such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which individually or in the aggregate, would not have a Material Adverse Effect on Stokely and the Stokely Subsidiaries. The use and operation of the Owned Real Estate and Leased Real Estate conform in all material respects to all applicable building, zoning, safety, and other laws, statutes, ordinances, rules, regulations, codes, licenses, permits, and all other restrictions and conditions. Except as set forth on Schedule 3.06, there currently is no permitted nonconforming use of any of the Owned Real Estate or Leased Real Estate. Except as set forth on
                          Schedule 3.06, no portion of any of the Owned Real Estate or Leased Real Estate is located in a flood plain, flood hazard area or designated wetlands area. Stokely has not received any written or oral notice of, nor does Stokely know of any, assessments for public improvements against the Owned Real Estate or Leased Real Estate or any written or oral notice or order by any governmental, regulatory or administrative authority that: (i) relates to violations of building, safety or fire ordinances or regulations; or (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to or in any of such properties. There is no condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of the Owned Real Estate or Leased Real Estate pending or, to the knowledge of Stokely, threatened. Those public utilities (including water, gas, electric, storm and sanitary sewage, and telephone utilities) required to operate the facilities of Stokely and any Stokely Subsidiary are available to such facilities.

                 (b) Leased Real Estate. Each parcel of the Leased Real Estate is the subject of a written lease agreement. All such leases are valid and binding agreements, enforceable in accordance with their respective terms, and are in full force and effect. Stokely or, as applicable, the Stokely Subsidiary that is party to such lease, has performed all material obligations required to be performed by it to date under each such lease and there are not any existing material defaults or events of default under such leases.





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


        SECTION 3.07 PERSONAL PROPERTY. Except as set forth on Schedule 3.07, and except for such personal property as has been disposed of in the ordinary course of Stokely's or a Stokely Subsidiary's business, as applicable, since March 31, 1997, Stokely and the Stokely Subsidiaries own good and marketable title, free and clear of any liens, claims or encumbrances, to all property which they together or individually purport to own, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on Stokely and the Stokely Subsidiaries.

        SECTION 3.08 RECEIVABLES. All of the accounts receivable of Stokely and the Stokely Subsidiaries reflected on Stokely's audited consolidated balance sheet for the fiscal year ended March 31, 1997, and all other accounts receivable arising from and after such date through the Effective Date (collectively, the "Receivables") arose and will arise solely from bona fide transactions in the ordinary course of business. All of the Receivables are and as of the Effective Time will be good and collectible (less a $1,200,000 allowance for doubtful accounts receivable).

        SECTION 3.09 INVENTORY. The inventory of Stokely and the Stokely Subsidiaries consists solely of raw materials, supplies, work-in-process and finished goods and has been valued at the lower of cost or market. The values at which inventory is reflected on the Financial Statements have been determined pursuant to the average cost method in accordance with generally accepted accounting principles consistently applied for all periods, with appropriate writedowns for slow-moving, obsolete and damaged merchandise. Except as set forth on Schedule 3.09, no inventory has been consigned to others, nor is any inventory consigned to Stokely or any Stokely Subsidiary.

        SECTION 3.10 INTELLECTUAL PROPERTY. Schedule 3.10 lists (or, in the case of trade secrets and secret processes, generally describes) all of the (a) patents and patent applications, (b) trademarks, trade names and applications therefor and service marks and applications therefor, (c) copyrights and copyright registrations, and (d) trade secrets and secret processes used, employed or intended to be used or employed by Stokely or any Stokely Subsidiary (hereinafter referred to as the "Intellectual Property"). Stokely or a Stokely Subsidiary, as indicated on Schedule 3.10, owns (or has valid and enforceable rights to use) all of the Intellectual Property listed on Schedule
3.10. The Intellectual Property constitutes all of the intellectual property required for or incident to the production or marketing of all products presently produced, marketed or being developed by Stokely or any Stokely Subsidiary. Schedule 3.10 lists for each item of Intellectual Property owned by Stokely or any Stokely Subsidiary and which is registered with any foreign, federal or state agency or office, the registration number thereof, the date of registration and the agency or office where so registered. Except as indicated on Schedule 3.10, the registrations set forth on Schedule 3.10 are in full force and effect. Except as otherwise described on Schedule 3.10, Stokely, or a Stokely Subsidiary, is the sole owner of all right, title and interest in Intellectual Property which it purports to own free and clear of any liens, claims, shop rights, licenses or other encumbrances and, with respect to Intellectual Property licensed by Stokely, or a Stokely Subsidiary, Stokely or such Stokely Subsidiary has valid, binding and enforceable rights to use such Intellectual Property. Stokely has provided to Acquiror complete and correct copies of all licenses or other agreements pursuant to which Stokely or any Stokely Subsidiary has the right to utilize Intellectual Property not owned by it. All such licenses or other agreements are valid and binding, are enforceable in accordance with their respective terms, and are in full force and effect. Stokely or the Stokely Subsidiary which is a party thereto has performed all material obligations required to be performed by it to date under each such license or other agreement, and there are not any existing defaults or circumstances which, with the passage of time, might constitute a material default under such licenses or other agreements. No claim, suit or action is pending or, to Stokely's knowledge, threatened alleging that Stokely or any Stokely Subsidiary is infringing upon the intellectual property rights of others, or challenging the rights of Stokely or any Stokely Subsidiary in any respect in or to any of the Intellectual Property or any license thereof. The practice or use by Stokely or a Stokely Subsidiary, as applicable, of any of the Intellectual Property or any process utilized or any product produced or sold by it does not infringe, nor to Stokely's knowledge is infringed by, any patent, trademark, tradename, trade secret, know how or copyright owned or used by another, nor is it subject to any outstanding order, decree, judgment or stipulation.

        SECTION 3.11 INSURANCE. Schedule 3.11 lists and contains a description of any and all insurance policies, past and present, owned or held by Stokely or any Stokely Subsidiary that may represent an asset and/or liability to Stokely or any Stokely Subsidiary in the event of a claim, audit or adjustment (including without limitation, policies for fire and casualty, liability, worker's compensation, business interruption, umbrella coverage, products liability, medical, disability and other forms of insurance) specifying the insurer, amount of coverage, type of





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

insurance, deductible limits, policy number, contract term, exceptions to coverage, an indication of which policies are subject to retroactive payments, and any pending claim in excess of $50,000, whether or not covered by insurance (the "Insurance"). The Insurance is in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid, and no notice of cancellation or termination has been received by Stokely or any Stokely Subsidiary with respect to any such policy.

        SECTION 3.12 COMPLIANCE WITH LAWS; GOVERNMENTAL AUTHORIZATIONS. Stokely and each Stokely Subsidiary possess all governmental, regulatory and administrative licenses, permits, approvals and other authorizations as are necessary to the conduct of its business or operations in any state or jurisdiction and, except for the required filings and authorizations noted in
Section 3.04, for the consummation of the transactions contemplated hereby. Stokely and each Stokely Subsidiary is, and at all times in the past has been, in compliance with all Laws and the terms and conditions of all such licenses, permits, approvals and authorizations, except for any conflicts or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Stokely and the Stokely Subsidiaries.

        SECTION 3.13 MATERIAL CONTRACTS AND OTHER DESCRIPTIONS AND LISTS.
Schedule 3.13 identifies and briefly describes the following:

                 (a) Leases. All leases of personal property to which Stokely or any Stokely Subsidiary is a party which in each case involve payments in excess of $10,000 on an annual basis;

                 (b) Owned Personal Property. All items of personal property owned by Stokely or any Stokely Subsidiary which have a book value or estimated current market value in excess of $100,000;

                 (c) Purchase Orders. A list of written or oral agreements relating to the purchase of products, services or supplies by Stokely or a Stokely Subsidiary other than individual purchase orders issued in the ordinary course of business for amounts in each case not in excess of $25,000 individually or $100,000 in the aggregate of all such orders with the same or related parties;

                 (d) Certain Agreements. A list of the following described types of agreements or documents: (i) distributorship, sales representative or similar agreements to which Stokely or any Stokely Subsidiary is a party; (ii) supply contracts for cans and raw and other materials, other supply contracts and grower contracts to which Stokely or any Stokely Subsidiary is a party; (iii) license, royalty or similar agreements to which Stokely or any Stokely Subsidiary is a party; (iv) service or maintenance agreements to which Stokely or any Stokely Subsidiary is a party which in each case involve payments in excess of $5,000 on an annual basis; (v) protective services or security agreements to which Stokely or any Stokely Subsidiary is a party which in each case involve payments in excess of $5,000 on an annual basis; and (vi) royalty, commission or other contingent agreements pursuant to which Stokely's or any Stokely Subsidiary's obligation to make payments is in excess of $25,000 per year, or pursuant to which Stokely's or any Stokely Subsidiary's obligation to make contingent payments are measured, is dependent upon sales, revenues, income, success or other performance standard;

                 (e) Other Financial Obligations. A list of any other written or oral agreements or commitments which require Stokely or any Stokely Subsidiary to pay or expend, after the Effective Date, more than $25,000 in any single instance or $100,000 in the aggregate of all such instances with the same or related parties;

                 (f) Personnel. (i) A list of: (A) all executive officers and directors of Stokely and of each Stokely Subsidiary; (B) the names and current annual salary rates (and bonus, incentive or commission arrangements) of all present employees and agents of Stokely and of each Stokely Subsidiary who receive aggregate annual cash remuneration of $50,000 or more;





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

                          (ii) a list of all employees of Stokely and of each Stokely Subsidiary who are expected, as of the Effective Date, to have earned but unused vacation days (or earned but unpaid vacation pay in lieu thereof), together with an estimate of the dollar amount thereof; and (iii) a list of all employees who currently are a party to an employment agreement with Stokely or any Stokely Subsidiary, and a list of all former employees who are a party to a severance agreement with Stokely or any Stokely Subsidiary, payments or benefits of which thereunder are still due;

                 (g) Terminated Employees. A list of all employees of Stokely and of each Stokely Subsidiary earning base salary at an annual rate of $50,000 or more who have terminated employment since April 1, 1997, or who have announced their intention to terminate employment;

                 (h) Loans and Borrowing Agreements. A list of each written or oral (i) loan, credit or borrowing arrangement or agreement to which Stokely or any Stokely Subsidiary is a party; or (ii) agreement by which Stokely or any Stokely Subsidiary has guaranteed or otherwise become liable or contingently liable for the debt of another;

                 (i) Bank Accounts. The name of each bank or savings and loan association, or commodities or securities firm, in which Stokely or any Stokely Subsidiary has an account or safe deposit box, the numbers of each such account or box, and the names of all persons having power to borrow, discount debt obligations, cash or draw checks, enter boxes, sell or buy securities, or otherwise act on behalf of Stokely or any Stokely Subsidiary in any dealings with such banks or savings and loan association, commodities or securities firm;

                 (j) Capital Expenditures. A list of all outstanding written or oral commitments by Stokely or any Stokely Subsidiary to make a capital expenditure, capital addition or capital improvement involving an amount in excess of $100,000 (to which is additionally attached a copy of the capital expenditure budget for Stokely and the Stokely Subsidiaries for the fiscal year ending March 31, 1998) and a list of all outstanding written or oral commitments by Stokely or any Stokely Subsidiary to make major repairs or maintenance involving an amount in excess of $100,000 in any individual instance or $500,000 in the aggregate;

                 (k) Non-Compete Covenants. A list of any written or oral covenants not to compete, non-solicitation covenants and non-disclosure covenants in favor of Stokely or any Stokely Subsidiary, or binding upon or against Stokely or any Stokely Subsidiary;

                 (l) Powers of Attorney. The names of all persons holding powers of attorney from Stokely or any Stokely Subsidiary and a summary statement of the terms thereof;

                 (m) Discounts. A list of any agreement, arrangement or program pursuant to which Stokely or any Stokely Subsidiary has offered, promised or made available to its customers any volume discount, rebate, credit, return, trade credit terms, or other allowance, other than in the ordinary course of business;

                 (n) Non-Ordinary Course Agreements. A list and description of any contract, agreement or arrangement binding upon Stokely or any Stokely Subsidiary and which was made or entered into other than in the ordinary course of Stokely's or a Stokely Subsidiary's business;

                 (o) Options and Warrants. A list of all currently outstanding and unexercised warrants, options, and other rights to acquire capital stock or securities of Stokely or any Stokely Subsidiary and a description of the terms thereof;





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                 (p)      Union Contracts.  A list of all contracts with unions
                          to which Stokely or any Stokely Subsidiary is a party; and

                 (q) Change of Control Restrictions. A list of all contracts, agreements, permits, licenses, surety bonds, arrangements, and other documents and instruments to which Stokely or any Stokely Subsidiary is a party or which run to the benefit of Stokely or any Stokely Subsidiary which prohibit, or require the consent or notification of a party for, a change in control of Stokely or any indirect change in control of a Stokely Subsidiary.

        SECTION 3.14 ABSENCE OF LITIGATION. Except as set forth on Schedule 3.14, there is no litigation, claim, proceeding or investigation pending, or to Stokely's knowledge, threatened against or relating to Stokely or any Stokely Subsidiary, their respective properties or business, or the transactions contemplated herein which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on Stokely and the Stokely Subsidiaries. Schedule 3.14 discloses, with respect to each item described thereon, the name or title of the action (and parties or potential parties thereto) and a description of the nature of the action or claim. Except as set forth on Schedule 3.14, there is no injunction, order, judgment or decree imposed upon Stokely, any of the Stokely Subsidiaries, or the assets of Stokely or any of the Stokely Subsidiaries and there is no regulatory restriction imposed upon Stokely, any of the Stokely Subsidiaries, or the assets of Stokely or any of the Stokely Subsidiaries which has had a Material Adverse Effect on Stokely and the Stokely Subsidiaries. Except as set forth on Schedule 3.14, within the past seven years there has been no claim or threatened claim for indemnification from Stokely or any Stokely Subsidiary by any director, officer or employee of Stokely or any Stokely Subsidiary.

        SECTION 3.15 ENVIRONMENTAL MATTERS.

                 (a) Except as set forth on Schedule 3.15, Stokely and the Stokely Subsidiaries (including property owned, operated or leased by Stokely or any Stokely Subsidiary) are, and have been for at least three years prior to the execution of this Agreement, in compliance with all applicable federal, state and local laws, including common law, rules, guidance, regulations and ordinances and with all applicable decrees, orders, judgments, permits and contractual obligations relating to the environment, health, safety, natural resources, wildlife or Hazardous Materials (which are hereinafter defined as chemicals, pollutants, contaminants, wastes, toxic substances, compounds, products, solid, liquid, gas, petroleum, petroleum byproducts and derivatives, asbestos, PCBs, radioactive materials, or other regulated substances or materials which are hazardous, toxic or otherwise harmful to health, safety, natural resources, or the environment) ("Environmental Laws");

                 (b) Except as set forth on Schedule 3.15, (i) during the period of Stokely's or any of the Stokely Subsidiaries' current or former ownership or operation of any of their respective properties (including operations by tenants or agents), Hazardous Materials have not been generated, treated, stored, transported, released or disposed of in, on, under, above, from or affecting any such property, in violation of any Environmental Law, and (ii) Hazardous Materials have not been generated, treated, stored, transported, released or disposed of, in, on, under, above, from or affecting any of Stokely's or any of the Stokely Subsidiaries' current or former properties for which Stokely or a Stokely Subsidiary may be liable (including, without limitation, for response costs or remediation) which would have a Material Adverse Effect on Stokely and the Stokely Subsidiaries. Prior to the date of this Agreement, Stokely has provided the Acquiror with copies of all Phase I Environmental Surveys conducted within the last five years on all of the properties currently or formerly owned or operated by Stokely or any of the Stokely Subsidiaries (including operation by tenants or agents) which were prepared at Stokely's expense in connection with the transactions contemplated by this Agreement; and





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


                 (c) Except as set forth on Schedule 3.15, Stokely and the Stokely Subsidiaries have no knowledge of, and have not received, any notice from any governmental agency or third party regarding any Environmental Claims. For purpose of this Section 3.15, "Environmental Claims" shall mean any and all administrative, regulatory, judicial or private actions, suits, demand letters, notices, notices of potential liability, notices of non-compliance or violation, investigations, information request letters, injunctions or proceedings relating in any way to any
                          (i) Environmental Law; (ii) Hazardous Materials, or
                          (iii) actual or alleged damage, injuries, threat or harm to human health, safety, natural resources, wildlife or the environment.

         SECTION 3.16 TAXES.

                 (a) General. Stokely and the Stokely Subsidiaries have filed all Tax Returns (as defined below) required to be filed by them as of the date hereof, and Stokely and the Stokely Subsidiaries have paid and discharged all Taxes (as defined below) due in connection with or with respect to the filing of such Tax Returns, except such as are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided for in the Financial Statements as determined in accordance with generally accepted accounting principles (and which are set forth on Schedule 3.16). The Tax Returns are complete and correct in all material respects. For purposes of this Agreement, "Tax" or "Taxes" shall mean taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local or foreign governmental entity or taxing authority or agency, including, without limitation, (i) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers' compensation, unemployment compensation, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes,
                          (ii) customs duties, imposts, charges, levies or other similar assessments of any kind, and (iii) interest, penalties and additions to tax imposed with respect thereto; and " Tax Returns " shall mean returns, reports and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service (the "IRS") or any other governmental entity or taxing authority or agency, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns. Except as otherwise disclosed on Schedule 3.16, neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits, administrative proceedings or court proceedings, any deficiency or claim for additional Taxes. Except as otherwise disclosed on Schedule 3.16 and except for statutory liens for current taxes not yet due, there are no material tax liens on any assets of Stokely or any of the Stokely Subsidiaries. There are not now in force any waivers or agreements by Stokely or any Stokely Subsidiary of any statute of limitations for the assessment of any Taxes.

                 (b)      Tax Sharing Agreements.  Except as set forth in
                          Schedule 3.16, neither Stokely nor any Stokely Subsidiary is a party to any tax sharing agreement and neither Stokely nor any Stokely Subsidiary has assumed the tax liability of any other person under contract.

                 (c) Affiliated Groups. Neither Stokely nor any Stokely Subsidiary has been a member of any consolidated, combined or unitary group for Tax purposes for any tax periods which remain subject to assessment, except as set forth on Schedule 3.16.

                 (d) Joint Ventures. Except as set forth in Schedule 3.16, neither Stokely nor any Stokely Subsidiary is, nor has Stokely or any Stokely Subsidiary been, a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

                 (e) Section 341(f). Neither Stokely nor any Stokely Subsidiary has consented to the application of Internal Revenue Code Section 341(f).

                 (f) Foreign Operations. Except as set forth in Schedule 3.16, neither Stokely nor any Stokely Subsidiary has engaged in a trade or business in a foreign country or has a permanent establishment in any foreign country.

                 (g) Intercompany Transactions. Schedule 3.16 lists all intercompany transactions, including deferred intercompany transactions (with both terms having the meaning provided in the Income Tax Regulations Sec. 1.1502-13(a) of the Internal Revenue Code), which will result in the payment of any tax after the Effective Date and which exist because of transactions between Stokely and any of the Stokely Subsidiaries, except for those which arose in the ordinary course of business from the intercompany sale of inventory.

                 (h) Regulation Section 1.301-7701. No election has been made under Regulation Section 1.301.7701 to treat Stokely or any Stokely Subsidiary as a taxable entity other than a corporation in its own right.

        SECTION 3.17 LABOR CONTRACTS. Except as set forth on Schedule 3.17 (which briefly summarizes the terms of the union contracts to which Stokely or any Stokely Subsidiary is a party), neither Stokely nor any Stokely Subsidiary is a party to any collective bargaining agreement or bound to any other agreement with a labor union. Copies of the union contracts to which Stokely or any Stokely Subsidiary is a party have previously been provided to Acquiror. The labor relations of Stokely and each Stokely Subsidiary are satisfactory in that there has not been within the preceding two fiscal years of Stokely and the current fiscal year, nor is there currently, any strike, walkout or work stoppage; nor, to Stokely's knowledge, is any such action threatened. Except as set forth on Schedule 3.17, there are no proceedings pending for certification or representation before the National Labor Relations Board nor, to Stokely's knowledge, has there been any attempt within the preceding two fiscal years or the current fiscal year to organize the employees of Stokely or any Stokely Subsidiary into a collective bargaining unit.

        SECTION 3.18 EMPLOYEE BENEFIT PLANS.

                 (a) General. Schedule 3.18 lists all employee benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and all other employee benefit plans and related trusts (including without limitation, those providing any stock option, stock purchase, stock appreciation right, bonus, deferred compensation, excess benefits, profit sharing, pension, thrift, savings, stock bonus, employee stock ownership, salary continuation, severance, retirement, supplemental retirement, short- or long-term disability, dental, vision care, hospitalization, major medical, life insurance, accident insurance, vacation, holiday and/or sick leave pay, tuition reimbursement, executive perquisite or other employee benefits) maintained, or contributed to, or required to be contributed to, by Stokely or any Stokely Subsidiary for the benefit of any officers or employees, current or former, active or inactive, of Stokely or any Stokely Subsidiary, whether on an active or frozen basis (all of the foregoing being herein called "Stokely Benefit Plans"). Stokely has previously furnished, or made available to the Acquiror, a complete and accurate copy of each Stokely Benefit Plan (or a description of the Stokely Benefit Plans, if the Stokely Benefit Plans are not in writing).

                 (b) Administration. Each Stokely Benefit Plan has been administered in all material respects in accordance with its terms. All material reports, returns and similar documents with respect to the Stokely Benefit Plans required to be filed with any government agency have been filed. Except as set forth on Schedule 3.18, there are, and have been in the past five years, no pending (or to Stokely's knowledge, threatened) investigations by any governmental agency, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Stokely Benefit Plans), suits or proceedings against or involving any Stokely Benefit Plan or asserting any rights or claims to benefits under any Stokely Benefit Plan that could give rise to any liability, nor is Stokely aware of any facts that could give rise to any liability in the event of any such investigation, claim, suit or proceeding.

                 (c) Contributions; Funding. All contributions to, and payments from, the Stokely Benefit Plans that were required to be made in accordance with the Stokely Benefit Plans and applicable law have been made. None of the Stokely Benefit Plans is subject to the minimum funding requirements of Section 302 of ERISA or Section 412 of the Internal Revenue Code of 1986 (the "Code").

                 (d) Compliance. Except as disclosed on Schedule 3.18, all of the Stokely Benefit Plans, as and from the date adopted or as they may have been amended, as, when and to the extent required, comply and at all times applicable, complied in all material respects with the applicable provisions of, the Code, ERISA, the Equal Pay Act of 1963, as amended, the Age Discrimination in Employment Act of 1967, as amended, Title VII of the Civil Rights Act of 1964, as amended, all other foreign, federal or state laws regulating employment and employee benefits, and all regulations and rulings issued by government agencies responsible for the administration or enforcement of one or more of such laws. Each Stokely Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA has received a determination letter from the Internal Revenue Service to the effect that such Stokely Benefit Plan is currently qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor to Stokely's knowledge, has revocation been threatened, nor has any such Stokely Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its cost.

                 (e) Absence of Certain Liabilities and Events. No "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred which involves the assets of any Stokely Benefit Plan. None of the Stokely Benefit Plans have been terminated nor have there been any "reportable events" (as defined in Section 4043 of ERISA and the regulations thereunder) with respect thereto.
                          Stokely and the Stokely Subsidiaries have performed all obligations required to be performed by them under, are not in any respect in default under or in violation of, and Stokely has no knowledge of any default or violation by any party to, any Stokely Benefit Plan. No legal action, suit or claim is pending or, to the knowledge of Stokely, threatened with respect to any Stokely Benefit Plan (other than claims for benefits in the ordinary course). Neither Stokely nor any Stokely Subsidiary has incurred any material liability to the Pension Benefit Guaranty Corporation (other than for premiums which have been paid when due) or any material liability under
                          Section 302 of ERISA or Section 412 of the Code that has not been satisfied in full.

                 (f) Effect of Agreement. Except as disclosed on Schedule 3.18, the execution and performance of the transactions contemplated by this Agreement will not constitute an event under any Stokely Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration, vesting or increase in benefits with respect to any employee, former employee, officer or director of Stokely or any Stokely Subsidiary.

        SECTION 3.19 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Stokely SEC Reports filed prior to the date of this Agreement or as set forth on Schedule 3.19, since March 31, 1997 to the date of this Agreement, Stokely and the Stokely Subsidiaries have conducted their businesses in the ordinary course or in a manner consistent with past practice and, since March 31, 1997, there has not been (i) any change, or any facts or events that have changed which are reasonably likely to result in a change, in the financial condition, results of operations or business of Stokely and the Stokely Subsidiaries having a Material Adverse Effect on Stokely and the Stokely Subsidiaries, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of Stokely or any of the Stokely Subsidiaries having a Material Adverse Effect on Stokely and the Stokely Subsidiaries, (iii) any change by Stokely or any Stokely Subsidiary in its accounting methods, principles or practices, (iv) any revaluation by Stokely or any Stokely Subsidiary of any of its assets in any material respect, (v) any declaration, setting aside or payment of any dividends or distributions in respect of shares of Common Stock or any redemption, purchase or other acquisition of any of its securities or any of the securities of any Stokely Subsidiary, (vi) any increase in the wages, salaries, compensation, pension or other fringe benefits or perquisites payable to any executive officer or director of Stokely or any Stokely Subsidiary from the amount thereof in effect as of April 1, 1997 (which amounts have been previously disclosed to the Acquiror), or (vii) any strike, work stoppage, slow-down or other labor disturbance involving Stokely or any Stokely Subsidiary.

        SECTION 3.20 CUSTOMERS AND SUPPLIERS. Stokely has received no notice, nor does it have any knowledge, that (a) any customer of Stokely or any Stokely Subsidiary who accounted for more than 5% of Stokely's or such Stokely Subsidiary's sales during the fiscal year ended March 31, 1997, or (b) any supplier to Stokely or any Stokely Subsidiary (if such supplier could not be replaced by Stokely or such Stokely Subsidiary with no Material Adverse Effect on Stokely and the Stokely Subsidiaries), has terminated or has threatened to terminate business relations with Stokely or any Stokely Subsidiary.

        SECTION 3.21 BROKERAGE. Except as set forth on Schedule 3.21, neither Stokely nor any Stokely Subsidiary has incurred, or made commitments for, any brokerage, finders' or similar fee in connection with the transaction contemplated by this Agreement.

        SECTION 3.22 REPRESENTATIONS AND WARRANTIES TRUE AND CORRECT. The representations and warranties contained herein, and all other documents, certifications, materials and written statements or written information disclosed in the Stokely Disclosure Schedule, do not include any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein in order to make the statements herein or therein, in light of the circumstances under which they are made, not misleading.

        SECTION 3.23 INFORMATION SUPPLIED. None of the information supplied or to be supplied by Stokely (including, without limitation, any information relating to any of the Stokely Subsidiaries) for inclusion or incorporation by reference in the Proxy/Registration Statement, and any amendments or supplements thereto, will (i) in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the meeting of shareholders of Stokely described in Section 5.09, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Stokely, its officers and directors or any of the Stokely Subsidiaries or any affiliate of Stokely should occur which is required to be described in an amendment of, or a supplement to, the Proxy/Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the shareholders of Stokely. The Proxy/Registration Statement will (with respect to Stokely) comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act.

        SECTION 3.24 DEBTS TO EMPLOYEES FOR SERVICES. All debts owing to employees of Stokely or of any of the Stokely Subsidiaries for services performed for any of such entities have been paid current, and none of such debts is past due.

        SECTION 3.25 LEASES, PERMITS, ETC. All leases, governmental permits, licenses, approvals, and other authorizations necessary or desirable for the ownership or conduct of business or operation of any property or properties of Stokely or of any of the Stokely Subsidiaries (including operation by tenants or agents) are in effect, and such operations and ownership (i) are in compliance therewith, and (ii) have in the past been in compliance therewith other than such non-compliance of which reasonably would not have a Material Adverse Effect on Stokely and the Stokely Subsidiaries after the date of this Agreement. Except as set forth on Schedule 3.25, no lease agreement of Stokely or of any Stokely Subsidiary contains any provision which would terminate or otherwise affect the terms of such lease upon a change in control of Stokely or an indirect change in control of any Stokely Subsidiary.

                                   ARTICLE IV
                       REPRESENTATIONS AND WARRANTIES OF
                          ACQUIROR AND ACQUISITION SUB

        Except as set forth in the disclosure schedule delivered by the Acquiror to Stokely prior to the execution of this Agreement (the "Acquiror Disclosure Schedule"), which shall identify exceptions by specific section reference, the Acquiror and Acquisition Sub hereby jointly and severally represent and warrant to Stokely that:

        SECTION 4.01 ORGANIZATION.

                 (a) The Acquiror is a corporation duly incorporated, validly existing and in good standing under the laws of the state of New Jersey with all necessary power to carry on its business as it is now conducted, and to own, lease and operate its assets and properties.

                 (b) Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of Wisconsin. Prior to the date of this Agreement, Acquisition Sub engaged in no business other than matters necessary to the organization and incorporation of Acquisition Sub and to authorize Acquisition Sub to enter into, execute and deliver this Agreement.

                 (c) Copies of the Articles of Incorporation and Bylaws of the Acquiror and Acquisition Sub have been delivered to Stokely. Such copies are complete and correct copies of such documents, and are in full force and effect. The Acquiror and Acquisition Sub are not in violation of any of the provisions of its Articles of Incorporation or Bylaws in any respect which reasonably could be expected to have an adverse effect on their ability to consummate the transactions contemplated by this Agreement.

        SECTION 4.02 CAPITALIZATION.

                 (a) The authorized capital stock of the Acquiror consists of: (i) 150,000,000 shares of common stock, $.33 par value per share; (ii) 4,000,000 shares of Voting Cumulative Preference Stock, issuable in series, without nominal or par value, none of which is outstanding; and (iii) 10,000,000 shares of Nonvoting Cumulative Preferred Stock, $1.00 par value per share, of which (A) 2,875,000 shares have been designated $2.875 Nonvoting Cumulative Preferred Stock, Series A, all of which are issued and outstanding, and (B) 2,300,000 shares have been designated $3.75 Cumulative Convertible Preferred Stock, Series B, all of which are issued and outstanding. As of August 1, 1997, 56,283,637 shares of Acquiror Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable.

                 (b) The authorized capital stock of the Acquisition Sub consists of 9,000 shares of common stock, $0.01 par value per share. As of the date of this Agreement, 100 shares of the Acquisition Sub's Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable.

        SECTION 4.03 AUTHORITY AND VALIDITY OF AGREEMENT. The Acquiror and Acquisition Sub have full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement by the Acquiror and Acquisition Sub have been duly authorized by all requisite corporate action. Subject to the required filings under the HSR, this Agreement will constitute a valid and binding obligation of the Acquiror and Acquisition Sub, enforceable in accordance with its terms, except as such terms may be affected by bankruptcy, insolvency, moratorium and similar laws affecting the rights of creditors generally and by the availability of equitable remedies. Neither the execution, delivery and performance of this Agreement nor the consummation of the Merger contemplated herein, will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by, (i) the terms of any law, or any rule or regulation of any government agency or authority or any judgment, order or decree of any court or other government agency to which the Acquiror or Acquisition Sub may be subject, (ii) any contract, agreement or instrument to which the Acquiror and Acquisition Sub is a party or by which the Acquiror or Acquisition Sub is bound or committed,
(iii) the Articles of Incorporation or By-Laws of the Acquiror or Acquisition Sub, or (iv) constitute an event which with the lapse of time or action by a third party could result in a default under any of the foregoing or result in the creation or imposition of any lien, charge or encumbrance upon any of the assets or properties of the Acquiror or Acquisition Sub which could reasonably be expected to have an adverse effect on the ability of Acquiror to consummate the transactions contemplated by this Agreement.

        SECTION 4.04 SECURITIES REPORTS; FINANCIAL STATEMENTS.

                 (a) Acquiror has filed all material required to be filed by Sections 13 and 14 of the Exchange Act since December 31, 1995 and has delivered to Stokely, (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 1994, 1995 and 1996, (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31, 1997 and June 30, 1997, (iii) all proxy statements relating to the Acquiror meetings of shareholders (whether annual or special) held since December 31, 1995, (iv) all Reports on Form 8-K filed by the Acquiror with the SEC since December 31, 1996, and (v) all other reports or registration statements (other than the Reports on Form 10-Q not referred to in clause iii above) filed by the Acquiror with the SEC since December 31, 1996 (collectively, the " Acquiror SEC Reports"). The Acquiror SEC Reports (i) were prepared in all material respects in accordance with the requirements of applicable Laws, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                 (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Acquiror SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of the Acquiror and the Acquiror subsidiaries as of the respective dates thereof and the consolidated results of its operations and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

        SECTION 4.05 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Acquiror SEC Reports filed prior to the date of this Agreement, since December 31, 1996 to the date of this Agreement, the Acquiror and its consolidated subsidiaries have conducted their business only in the ordinary course and in a manner consistent with past practice and since December 31, 1996, there has not been any change in the financial condition, results of operations or business of the Acquiror or any of its consolidated subsidiaries having a Material Adverse Effect on the Acquiror and its consolidated subsidiaries.

        SECTION 4.06 OWNERSHIP OF STOKELY'S COMMON STOCK. Neither Acquiror nor any Acquiror Subsidiary is a "Significant Shareholder" (as defined in Section
180.1130 of the WBCL) of Stokely and neither Acquiror nor any Acquiror Subsidiary is an affiliate (as defined in Section 180.0103 of the WBCL) of a Significant Shareholder of Stokely, except as such Acquiror or Acquiror Subsidiary may be so deemed a Significant Shareholder as a result of the Merger.

        SECTION 4.07 DISCLOSURE. The representations and warranties made by the Acquiror or Acquisition Sub contained in this Agreement, do not include any untrue statement of a material fact or omit to state a material fact required to be stated herein in order to make the statements herein, in light of the circumstances under which they are made, not misleading.

        SECTION 4.08 INFORMATION SUPPLIED. None of the information to be supplied by Acquiror for inclusion or incorporation by reference in the Proxy/Registration Statement, or any amendment or supplement thereto, will (i) in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the meeting of shareholders of Stokely described in Section 5.09, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Acquiror, its officers and directors, or any of its subsidiaries shall occur which is required to be described in the Proxy/Registration Statement, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC. The Registration Statement will comply (with respect to Acquiror) as to form in all material respects with the provisions of the Securities Act and the Exchange Act.


                                   ARTICLE V
                            COVENANTS AND AGREEMENTS

        SECTION 5.01. ACCESS AND INFORMATION REGARDING STOKELY. From the date hereof until the Closing Date, upon reasonable notice and subject to applicable laws relating to the exchange of information, Stokely will give Acquiror, its counsel, financial advisors, auditors and other authorized representatives access during normal business hours to the offices, properties, books and records of Stokely and the Stokely Subsidiaries; provided, however, that the access requested shall not interfere unreasonably with the business, properties or operations of Stokely or the Stokely Subsidiaries. Stokely also will furnish to Acquiror, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request, other than in each case reports or documents which Stokely or the Stokely Subsidiaries are not permitted to disclose under applicable law or any binding agreement entered into prior to the date of this Agreement. The parties will hold any such information which is nonpublic in confidence in accordance with the terms of the confidentiality agreement in effect between the parties on the date of this Agreement and prior to the consummation of the transactions contemplated by this Agreement, will not use any such information for any purpose other than in connection with the consummation of the transactions contemplated by this Agreement.

        SECTION 5.02 ACCESS AND INFORMATION REGARDING ACQUIROR. From the date hereof until the Closing Date, and upon reasonable notice and subject to applicable laws relating to the exchange of information, the Acquiror shall afford to Stokely's officers, employees, accountants, legal counsel and other representatives of Stokely, access, during normal business hours, to its properties, books, contracts, commitments and records to the extent reasonably necessary to confirm to Stokely that the Acquiror SEC Reports and the representations and warranties made by Acquiror and the Acquisition Sub herein (other than those set forth in Sections 4.05, 4.07 and 4.08) are true and correct and do not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or herein in order to make the statements therein or herein, in light of the circumstances under which they are made, not misleading. Prior to the Effective Time, the Acquiror shall furnish promptly to Stokely all other information concerning the business, properties and personnel of the Acquiror as Stokely may reasonably request in order to confirm the matters set forth in the prior sentence, other than in each case reports or documents which the Acquiror is not permitted to disclose under applicable law or any binding agreement entered in to prior to the date of this Agreement. The parties will hold any such information which is nonpublic in confidence as if Stokely and its officers, employees, accountants, legal counsel and other representatives were subject to the confidentiality obligations of Acquiror and its officers, employees, accountants, legal counsel and other representatives under the confidentiality agreement in effect between the parties on the date of this Agreement and will not use any such information for any purpose other than in connection with the consummation of the transactions contemplated by this Agreement.

        SECTION 5.03 OPERATION OF STOKELY'S BUSINESS. Without the prior consent of the Acquiror, and except (i) as set forth on Schedule 5.03, or (ii) as otherwise specifically permitted by this Agreement, from the date hereof until the Closing Date Stokely shall not, and shall not permit any Stokely Subsidiary to:

                 (a) Grant or promise any increase in compensation to any executive officer or director, or any general increase in the rate of compensation of its employees, except, however, ordinary merit increases not unusual in character or amount made in the ordinary course of business or consistent with past practice or except as may be required under existing agreements, plans or arrangements;

                 (b) Enter into, amend, renew or extend any employment contract or collective bargaining agreement;

                 (c) Make any capital expenditures, or enter into any lease of capital equipment or real estate, involving an amount in excess of $100 ,000 to any one entity, or $500,000 in the aggregate to all entities;

                 (d) Enter into any other contract with any other entity or entities involving total payments or expenditures to any single entity of more than $25,000 on any single contract, or $100,000 in the aggregate of all such contracts with the same or related parties or $500,000 in the aggregate to all entities;

                 (e) Enter into any transaction other than in the ordinary course of business, or create, assume, incur or guarantee any indebtedness other than under or pursuant to its revolving line of credit with Congress Financial Corporation (Central), ordinary course of business borrowings or trade debt;

                 (f) Discharge or satisfy any lien or encumbrance, or pay or satisfy any obligation or liability (absolute, contingent, accrued or otherwise) other than in the ordinary course of business or consistent with past practice;

                 (g) Authorize or issue any shares of capital stock (including, without limitation, treasury shares) or other securities convertible into capital stock, or declare or pay any dividend or make any sale of, or distribution with respect to, capital stock or directly or indirectly redeem, purchase or otherwise acquire any capital stock or carry out any stock split, reverse stock split, or other form of recapitalization of its capital stock;

                 (h) Make any amendments to or changes in its articles of incorporation or by-laws;

                 (i) Perform any act, or attempt to do any act, or permit any act or omission to act, which will cause a breach of any contract, agreement, instrument, document, lease, license, permit, indenture or other obligation to which Stokely or any Stokely Subsidiary is a party or to which it is bound and which would have a Material Adverse Effect on Stokely and the Stokely Subsidiaries;

                 (j) Acquire, whether by purchase of equity securities, merger or consolidation, any other person or acquire a material amount of assets of any other person except pursuant to existing contracts or commitments or in the ordinary course or consistent with past practice;

                 (k) Sell, lease, license or otherwise dispose of any material assets or property except pursuant to existing contracts or commitments or in the ordinary course or consistent with past practice; or

                 (l) Other than as may be required in the reasonable judgment of Stokely's Board of Directors in order to comply with their fiduciary duty to Stokely's shareholders and other constituencies under applicable law as permitted under Section 5.09,
                          Section 5.11 and Section 5.14 hereof, and other than changes to the Stokely Disclosure Schedule that are required due to actions taken in the ordinary course of Stokely's or any Stokely Subsidiary's business (as long as such changes are not designed to thwart satisfaction of any condition set forth in Article VI or Article VII hereof), take any action that is intended or may reasonably be expected to result in
                          (i) any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect, (ii) any of the conditions to the Merger not being satisfied, or (iii) a violation of any covenant contained in this Agreement.

        SECTION 5.04 PRESERVATION OF BUSINESS. From the date hereof until the Closing Date, Stokely and each Stokely Subsidiary shall carry on its business in the ordinary course or consistent with past practice and shall use its best efforts to keep its business organization intact, including its present relationships with employees, suppliers and customers and others having business relations with it.

        SECTION 5.05 INSURANCE AND MAINTENANCE OF PROPERTY. From the date hereof until the Closing Date, Stokely shall, or shall cause each Stokely Subsidiary to, maintain in effect all the Insurance, and Stokely shall, or shall cause each Stokely Subsidiary to, operate, maintain and repair all of its property in a manner consistent with past practice.

        SECTION 5.06 COMPLIANCE WITH LAWS. From the date hereof until the Closing Date, Stokely and each Stokely Subsidiary shall comply with all material laws, statutes, ordinances, rules, regulations, guidelines, orders, arbitration awards, judgments and decrees applicable to, or binding upon, it or its business or properties.

        SECTION 5.07 UPDATE STOKELY DISCLOSURE SCHEDULE. At the Effective Date, Stokely shall deliver to the Acquiror an updated and amended Stokely Disclosure Schedule setting forth all information, events or actions which, if this Agreement were signed on the Effective Date, would be required to be disclosed in the Stokely Disclosure Schedule in order to make Stokely's representations and warranties contained herein true and not misleading in all respects as of the Effective Date.

        SECTION 5.08 ACQUIROR NEGATIVE COVENANTS. From the date of this Agreement until the Effective Time, the Acquiror shall not do, or agree to commit to do, or permit any of its subsidiaries to do, without the prior consent of Stokely, any of the following:

                 (a) other than as may be required in the reasonable judgment of Acquiror's Board of Directors in order to comply with their fiduciary duty to Acquiror's shareholders and other constituencies under applicable law, and other than actions taken in the ordinary course of Acquiror's business, take any action that is intended or may reasonably be expected to result in (i) any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect, (ii) any of the conditions to the Merger not being satisfied, or
                          (iii) a violation of any covenant contained in this Agreement;

                 (b) amend its Articles of Incorporation or By-laws or other governing instrument in a manner which would adversely affect in any manner the ability of the Acquiror to consummate the transactions contemplated hereby;

                 (c) enter into any agreement providing for, or otherwise participate in, any merger, consolidation or other transaction in which the Acquiror or any surviving corporation would be required not to consummate the Merger or any of the other transactions contemplated hereby in accordance with the terms of this Agreement, as the case may be; or

                 (d)      agree to do any of the foregoing.





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
        SECTION 5.09 STOKELY SHAREHOLDER APPROVAL; PROXY/REGISTRATION STATEMENT. Stokely shall (a) call a meeting of its shareholders (the "Shareholders' Meeting") for the primary purpose of voting upon the Merger, (b) hold the Shareholders' Meeting as soon as practicable following the date of this Agreement, and (c) subject to its fiduciary duties under applicable law as advised by outside counsel, recommend to its shareholders the approval of the Merger by its Board of Directors.

        SECTION 5.10 INDEMNIFICATION AND INSURANCE.

                 (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of Stokely or any of the Stokely Subsidiaries [including in his/her role as a fiduciary of the employee benefit plans of Stokely, if applicable (the " Indemnified Parties")] is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of Stokely, any of the Stokely Subsidiaries or any of their respective predecessors, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time (the "Indemnified Claims"), the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent required by law (or if greater, to the fullest extent provided under Stokely's Articles of Incorporation and Bylaws as in effect on the date hereof), each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any Indemnified Claim, and in the event of any such threatened or actual Indemnified Claim, the Indemnified Parties may retain counsel satisfactory to them after consultation with the Surviving Corporation; provided, however, that the Surviving Corporation shall have no obligation to indemnify any of the Indemnified Parties with respect to any claim, action, suit, proceeding or investigation if in accordance with Section 180.0851(2)(a) of the WBCL or
                          Section 7.02 of Stokely's Bylaws as in effect on the date hereof, such indemnification is not permitted [i.e., if liability was incurred because the director, officer or employee breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes (i) a wilful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director, officer or employee has a material conflict of interest, (ii) a violation of the criminal law (unless the director, officer or employee had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful), (iii) a transaction from which the director, officer or employee derived an improper personal profit, or (iv) wilful misconduct]. Notwithstanding anything to the contrary in this Section 5.10, with respect to any matter for which the Surviving Corporation has a duty to indemnify the Indemnified Parties, (i) the Surviving Corporation shall have the right to assume the defense thereof and upon such assumption the Surviving Corporation shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense for which the Surviving Corporation is responsible, the Indemnified Parties may retain counsel satisfactory to them after consultation with the Surviving Corporation, and the Surviving Corporation shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (ii) the Surviving Corporation shall not be liable for any settlement effected without its prior consent, and (iii) the Surviving Corporation shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Acquiror and the Surviving Corporation thereof, provided that the failure to so notify shall not affect the obligations of the Surviving Corporation under this Section except to the extent such failure to notify materially prejudices the Surviving Corporation. The Surviving Corporation's obligations under this Section shall continue in full force and effect for a period of seven years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim.

                 (b) Prior to the Effective Time, Stokely shall purchase, and for a period of seven years after the Effective Time, the Surviving Corporation shall use its best efforts to maintain, directors and officers liability insurance "tail" or "runoff" coverage with respect to wrongful acts and/or omissions committed or allegedly committed prior to the Effective Time. Such coverage shall have an aggregate coverage limit over the term of such policy in an amount no less than the annual aggregate coverage limit under Stokely's existing directors' and officers' liability policy (set forth on Schedule 5.10), and in all other respects shall be at least comparable to such existing policy; provided, however, that in no event shall the Surviving Corporation be required to expend on an annual basis more than 300% of the current amount expended by Stokely (the "Insurance Amount") to maintain or procure insurance coverage, and further provided that if the Surviving Corporation is unable to maintain or obtain the insurance called for by this Section, the Surviving Corporation shall use all reasonable efforts to obtain as much comparable insurance as available for the Insurance Amount.

                 (c) In the event the Acquiror or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Acquiror or the Surviving Corporation, as the case may be, assume the obligations of such party set forth in this Section.

                 (d) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

        SECTION 5.11 NO SOLICITATION. From the date hereof until the Closing Date, neither Stokely nor any of its officers, directors, employees, agents or representatives (including, without limitation, investment bankers, attorneys and accountants) shall, directly or indirectly, without the prior consent of the Acquiror, initiate contact with or solicit any inquiries or proposals by, or except as may be required by, or advisable pursuant to, the fiduciary duties of the Board of Directors of Stokely, enter into any discussions or negotiations or agreements with, any corporation, partnership, person or other entity or group in connection with a proposal regarding a sale of all or substantially all of Stokely's capital stock or a consolidation, merger, or sale of all or a substantial portion of the assets of Stokely or any similar transaction. Nothing contained in this Section or in any other provision of this Agreement shall prohibit Stokely or its Board of Directors from making such disclosures to Stokely's shareholders as are required under applicable law.





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

         SECTION 5.12 REQUISITE REGULATORY APPROVALS.

                 (a) Pre-Merger Notification. Pursuant to the HSR Act, Stokely and the Acquiror will prepare and file, or cause to be filed, a notification and report form (the "Hart-Scott Report") with the Pre-Merger Notification Office of the Federal Trade Commission and with the Antitrust Division of the Department of Justice (collectively, the "Pre-Merger Notification Agencies") in respect of the transactions contemplated hereby, which filing shall comply as to form with all requirements applicable thereto and all of the data and information reported therein shall be accurate and complete in all material respects. Each of Stokely and the Acquiror will promptly comply with all requests, if any, of the Pre-Merger Notification Agencies for additional information or documentation in connection with the Hart-Scott Report forms filed by or on behalf of each of such parties pursuant to the HSR Act, and all such additional information or documentation shall comply as to form with all requirements applicable thereto and shall be accurate and complete in all material respects. The Acquiror and Stokely also will use their best efforts to obtain early termination of the waiting period required under the HSR Act.

                 (b) Other Regulatory Filings. Each of Stokely and the Acquiror shall duly make all other regulatory filings required to be made by each in respect of this Agreement or other transactions contemplated hereby. Each party shall use all reasonable efforts to obtain all permits, approvals and consents required to be obtained prior to the consummation of the Merger or necessary to carry out the transactions contemplated by this Agreement under applicable federal, state, local and foreign laws, rules and regulations.

        SECTION 5.13 CONSULTATION AND NOTICE OF ACTIONS AND PROCEEDINGS. From the date hereof until the Closing Date, Stokely will cause one or more of its officers to confer on a regular basis with officers of the Acquiror to report the general status of ongoing operations. Stokely shall promptly notify the Acquiror of any claims, actions, proceedings or investigations commenced or, to its knowledge threatened, involving Stokely, any Stokely Subsidiary or any of their respective properties or assets or, to its knowledge, any employee, director or officer of Stokely or any Stokely Subsidiary which if pending on the date hereof would have been required to be disclosed on the Stokely Disclosure Schedule or which relates to the consummation of the Merger.

        SECTION 5.14 REASONABLE BEST EFFORTS. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation: (i) cooperation in the preparation and filing of the Proxy/Registration Statement and any amendments thereto; and (ii) the execution of any additional instruments necessary to consummate the transactions contemplated hereby. Stokely and the Acquiror shall each use its best efforts to cause to be fulfilled on or prior to the Effective Time each of the conditions set forth in Articles VI, VII and VIII hereof. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action. Notwithstanding the foregoing, Stokely shall not be obligated to use its reasonable best efforts or take or not take any action pursuant to this Section 5.14 if in the reasonable judgment of its Board of Directors such action would be a breach of the Board's fiduciary duties to its shareholders or other constituencies as contemplated by Section 5.09 or Section 5.11.

        SECTION 5.15 PUBLIC ANNOUNCEMENTS. The Acquiror and Stokely, as the case may be, will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange.





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
        SECTION 5.16 SUBSEQUENT SEC FILINGS. As soon as reasonably available, but in no event more than five business days after the filing thereof with the SEC, the Acquiror will deliver to Stokely and Stokely will deliver to the Acquiror their respective reports, including Forms 8-K, 10-Q, 10-K and proxy statements, as filed with the SEC under the Exchange Act from the date hereof until the Closing Date.

        SECTION 5.17 FURTHER ASSURANCES. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Stokely, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Stokely, any other actions and things they may deem desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of Stokely acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

        SECTION 5.18 STOKELY EMPLOYMENT-RELATED AGREEMENTS.

                 (a) Employment Arrangements. From and after the Effective Time, the Acquiror shall cause the Surviving Corporation or any of its subsidiaries to assume the rights and discharge the duties and obligations of Stokely under, and (i) honor (without modification, effect or counterclaim) in accordance with their terms all existing employment agreements (including all Change of Control Contingent Employment Agreements as defined and set forth on
                          Schedule 5.18), severance plans and agreements and deferred compensation agreements or arrangements ("Employment-Related Agreements") set forth on
                          Schedule 5.18 (and which Stokely represents is a complete list of such Employment-Related Agreements) between Stokely or any of the Stokely Subsidiaries, and any officer, director, or employee of Stokely or any of the Stokely Subsidiaries to the extent such terms are in effect on the date hereof or as otherwise provided hereunder, except for changes thereto which are permitted by this Agreement, and
                          (ii) honor (without modification, effect or counterclaim) all obligations under the Stokely Benefit Plans, including provisions for vested benefits or other vested amounts earned or accrued through the Effective Date under any Stokely Benefit Plan, each as of the date hereof, except for changes thereto which are permitted by this Agreement. Notwithstanding anything to the contrary in this Agreement, the Surviving Corporation shall not be deemed to assume, or be required to honor any provisions of any Employment-Related Agreements or Stokely Benefit Plans providing stock options, stock appreciation rights or other equity-based incentives, and nothing in this Agreement shall preclude the amendment or termination of any Stokely Benefit Plan to the extent that it provides stock options, stock appreciation rights, warrants, or other equity-based incentives. To the extent any such Employment-Related Agreements can be unilaterally amended by Stokely, the Acquiror agrees not to allow the amendment of any such Employment-Related Agreement prior to the third anniversary of the Effective Date in a manner that will reduce or otherwise impair the benefits that would be payable hereunder to any employee who is covered thereby or who is terminated on or before the third anniversary of the Effective Date; and provided further, that nothing in this Agreement shall restrict actions being taken at any time that terminate any of the Employment-Related Agreements at or after the third anniversary of the Effective Date or do not extend any of the Employment-Related Agreements beyond the earlier of their current term or the third anniversary of the Effective Date. The Acquiror also hereby acknowledges and agrees that (i) all of the Employment-Related Agreements are valid and binding obligations of Stokely, enforceable in accordance with their terms, (ii) by reason of the Merger, all of such Employment-Related Agreements will remain valid and binding obligations of the Surviving Corporation, enforceable in accordance with its terms, and (iii) neither the Acquiror nor any of its affiliates will contest or challenge the validity or the enforceability of any of the Employment-Related Agreements at any time hereafter. The Acquiror acknowledges that the agreements contained in this
                          Section 5.18(a) are an integral part of the transactions contemplated by this Agreement, and that without these agreements, Stokely would not enter into this Agreement; accordingly, if the Surviving Corporation fails to honor the terms of any of the Employment-Related Agreements or the Stokely Benefit Plans, or fails to pay any amounts payable thereunder promptly when due, the Surviving Corporation shall in addition thereto pay to the affected employee all costs and expenses (including fees and disbursements of counsel) incurred in collecting such amounts, together with interest on such amounts (or any unpaid portion thereof) from the date such payment was required to be made until the date such payment is received by the affected employee, at the prime rate of a national bank of the affected employee's choosing, as in effect from time to time during such period.

                 (b) Acquiror Guaranty. From and after the Effective Time, Acquiror hereby guarantees the Surviving Corporation's obligations under the Change of Control Contingent Employment Agreements as set forth in
                          Section 5.18(a). In no event shall this guarantee by Acquiror extend to any of the Surviving Corporation's obligations set forth in Section 5.18(a) with respect to any of the Employment-Related Agreements (other than the Change in Control Contingent Employment Agreements) or the Stokely Benefit Plans.

         SECTION 5.19 STOKELY BENEFIT PLANS.

                 (a) General. Subject to the provisions of the collective bargaining agreements set forth on Schedule 3.17 or the Change of Control Contingent Employment Agreements as set forth in Section 5.18(a), at the sole option of the Acquiror, for a period of three years after the Effective Date the Acquiror shall elect to either (i) have the employees of Stokely and the Stokely Subsidiaries (" Stokely Employees") participate in the employee benefit plans in which similarly situated employees of Friday Canning Company, one of the Acquiror's subsidiaries, participate, to the same extent as comparable employees of Friday Canning Company, as currently set forth on Schedule 5.19(a), or (ii) maintain the Stokely Benefit Plans in place, but Acquiror shall retain the right to make such changes as are necessary or appropriate to bring the overall level of benefits provided to Stokely employees to such levels as are generally in line with industry standards. If Acquiror chooses (i) above, then as soon as administratively practicable after the Effective Time, the Acquiror shall permit the Stokely Employees to participate in the Acquiror's group hospitalization, medical, life and disability insurance plans, defined contribution retirement plan, severance plan and similar plans on the same terms and conditions as applicable to comparable employees of the Acquiror but including the waiver of pre-existing condition prohibitions, and giving effect to years of service with Stokely and the Stokely Subsidiaries as if such service were with the Acquiror, for purposes of eligibility, vesting and benefit accrual.

                 (b)      Specific Treatment of Certain Benefit Plans.
                          Schedule 5.19(b) sets forth certain agreements with respect to certain of the Stokely Benefit Plans and other employee benefit matters.

        SECTION 5.20 MERGER AS CHANGE IN CONTROL. The Merger will constitute a change in control for the purposes of all Employment-Related Agreements and Stokely Benefit Plans.

        SECTION 5.21 SEVERANCE ARRANGEMENTS. Set forth on Schedule 5.21 is a summary of Stokely's Severance Program, which Stokely represents and warrants to the Acquiror and Acquisition Sub has not been amended or supplemented since January 1, 1997. Stokely's Severance Program shall govern termination of employment which occurs within one year following the Effective Time, except for Stokely Employees who have in effect a Change of Control Contingent Employment Agreement. After the expiration of the applicability of Stokely's Severance Program, or after the expiration of the Change of Control Contingent Employment Agreement, as applicable, Stokely Employees will be eligible under the Surviving Corporation's regular severance plan as then in effect.

        SECTION 5.22 CONTRIBUTION OF CASH BY ACQUIROR; PAYMENT TO CONGRESS FINANCIAL CORPORATION (CENTRAL).

        At the Effective Time, Acquiror shall contribute cash to Stokely, which cash shall then be used by Stokely to pay off then outstanding revolving credit indebtedness to Congress Financial Corporation (Central) ("Congress") under Stokely's current Loan and Security Agreement by and between Congress and Stokely, dated May 21, 1996 (the "Congress Agreement") in such amounts that the balance outstanding under the Congress Agreement at the Effective Time, and after giving effect to such payment, shall be as contemplated in Section 6.09.

        SECTION 5.23 DEBT EXCHANGE. Conditioned upon, and in conjunction with, the closing of the transactions contemplated by this Agreement, (a) the Acquiror acknowledges and agrees that it will honor the agreements and arrangements set forth in the Debt-Holder Agreement ("Debt-Holder Agreement"), attached hereto as Exhibit E, and will discharge all of its obligations and duties thereunder on the terms set forth therein, and (b)the Acquiror also agrees to take such actions and provide such documents in connection therewith as may be reasonably requested by any of the parties to the Debt-Holder Agreement in order to effectuate the intent and purpose of the Debt-Holder Agreement.

        SECTION 5.24 STOCK EXCHANGE LISTING. Acquiror shall use its best efforts to cause the shares of Acquiror Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange prior to the Effective Time.


                                   ARTICLE VI
                        CONDITIONS OF THE ACQUIROR'S AND
                   THE ACQUISITION SUB'S OBLIGATION TO CLOSE

        The obligation of the Acquiror and the Acquisition Sub to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction and fulfillment, prior to and on the Effective Date, of each of the following express conditions precedent:

        SECTION 6.01 COMPLIANCE BY STOKELY. (a) All the terms, covenants and conditions of this Agreement required to be complied with and satisfied by Stokely at or prior to the Effective Time shall have been duly complied with and satisfied in all material respects, and (b) the representations and warranties made by Stokely, as may be updated pursuant to Section 5.07 hereof, shall be true and correct in all material respects at and as of the Effective Time, except for those specifically relating to a time or times other than the Effective Time (which shall be true and correct in all material respects at such time or times), with the same force and effect as if made at and as of the Effective Time; provided, however, that for purposes of determining the satisfaction of the condition contained in this clause (b), no effect shall be given to any exception in such representations and warranties relating to a Material Adverse Effect. The Acquiror shall have received a certificate signed on behalf of Stokely by the Chief Executive Officer and the Chief Financial Officer to the foregoing effects.

        SECTION 6.02 CONSENTS UNDER AGREEMENTS. The consent, approval or waiver of each person whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of Stokely or to any change in indirect control of a Stokely Subsidiary under any contract, loan or credit agreement, note, mortgage, indenture, lease, permit, surety bond, license or other agreement, instrument, arrangement or document shall have been obtained (except where the failure to obtain such consent, approval or waiver would not have a Material Adverse Effect on the Surviving Corporation assuming the Merger had taken place), but in any event including, without limitation, those consents, approvals and waivers listed on Schedule 6.02.

        SECTION 6.03 PROCEEDINGS AND INSTRUMENTS SATISFACTORY. All proceedings, corporate or otherwise, to be taken in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to the Acquiror.

        SECTION 6.04 OPINION OF COUNSEL. Stokely shall have delivered to the Acquiror an opinion of Michael Best & Friedrich LLP, counsel for Stokely, dated on the Effective Date in form and substance as attached hereto as Exhibit B.

        SECTION 6.05 ABSENCE OF CERTAIN CHANGES OR EVENTS. As of the Closing Date, there shall have been no event, circumstance or change that has resulted in, or has a reasonable possibility of resulting in, a Material Adverse Effect on Stokely and the Stokely Subsidiaries from that which was represented and warranted on the date of this Agreement pursuant to this Agreement and the Stokely Disclosure Schedule provided at the time of execution of the Agreement. For purposes of this Section 6.05, (i) Acquiror shall be entitled to consider all updates or amendments to the Stokely Disclosure Schedule from the Stokely Disclosure Schedule provided by Stokely concurrently with the execution of this Agreement as events, circumstances or changes, and (ii) "Material Adverse Effect" shall not be deemed to include the following: (a) the effects of the prepayment of insurance premiums for directors' and officers' liability insurance; and (b) if it occurs, the effects of being delisted from the NASDAQ National Market System. For purposes of this Section 6.05, it shall be deemed to constitute a Material Adverse Effect if Stokely's consolidated net loss (a) is greater than $3,380,000 for the quarter ending September 30, 1997 or (b) is or, in Acquiror's reasonable judgment, is likely to be, greater than $3,000,000 for the quarter ending December 31, 1997. Net losses for such quarters equal to or less than such amounts shall not, in and of themselves, be deemed to constitute a Material Adverse Effect. Stokely shall have promptly provided to Acquiror (which Stokely hereby covenants to provide) copies of its monthly financial statements, and copies of its weekly margin reports, for purposes of Acquiror monitoring Stokely's results of operations and financial condition. All information provided by Stokely in connection with this covenant also shall be governed by the terms and conditions set forth in Section 5.01, as if such information were disclosed or provided pursuant thereto.

        SECTION 6.06 CANCELLATION OF STOCK OPTIONS. All options to purchase Stokely Common Stock that are outstanding on the Effective Date (each a "Stokely Stock Option") shall have been cancelled or cashed out at no value and shall be of no force or effect as of the Effective Date, including any Stokely Stock Options whose vesting is accelerated due to a change in control.

        SECTION 6.07 CANCELLATION OF WARRANTS. All warrants to purchase Stokely Common Stock that are outstanding on the Effective Date (each, a "Stokely Warrant") shall have been cancelled or cashed out at no value, and shall be of no force or effect as of the Effective Date.

        SECTION 6.08 DIRECTORS' PHANTOM STOCK PLAN. From the date of this Agreement until the Effective Date, no shares of Phantom Stock shall have been granted under the Directors' Phantom Stock Plan (as described on Schedule 3.02) and as of the Effective Date, the Directors' Phantom Stock Plan shall have been terminated.

        SECTION 6.09 TREATMENT OF INDEBTEDNESS. Contemporaneously with the Effective Time, holders of at least $31.8 million in principal amount (less any principal payments made thereon after the date of this Agreement up to the Effective Time) of Stokely's approximately $45 million of Senior Notes and Industrial Revenue Bonds shall have exchanged such amount of indebtedness for Acquiror Stock on the terms outlined in the Debt-Holder Letter Agreement attached hereto as Exhibit E. The Debt-Holder Letter Agreement (as may be amended by the parties thereto, but only to the extent the Acquiror agrees in writing to such changes) shall have been duly executed and shall have remained in full force and effect through the Effective Date. At the Effective Date, no event of default shall have occurred or be continuing with respect to non-exchanging holders of Senior Notes or the Industrial Revenue Bonds unless (i) the event of default has been waived on or before the Effective Date; (ii) the non-exchanging Senior Notes or the non-exchanging Industrial Revenue Bonds may be prepaid at face value, without premium or penalty; or (iii) the event of default was a result of a breach of financial covenants which could be cured by the Acquiror contributing capital to Stokely and/or by the Acquiror exchanging Acquiror Stock for the Senior Notes and/or the Industrial Revenue Bonds. Congress shall have agreed with Stokely, on terms and conditions reasonably satisfactory to Congress and Acquiror, that the Congress Agreement shall remain in place, in full force and effect, with at least $20 million in borrowings then outstanding (which amount of credit shall thereafter remain available to Stokely), until the end of its current term.

        SECTION 6.10 TREATMENT OF CERTAIN SUPPLIER INDEBTEDNESS. At or prior to the Effective Time, certain of Stokely's suppliers shall have forgiven in the aggregate at least $1.0 million of their accounts receivable from Stokely.

        SECTION 6.11 DISSENTERS' RIGHTS. Stokely shall have delivered to Acquiror evidence in form reasonably satisfactory to Acquiror that there are not more than 5% of the total issued and outstanding shares of Stokely Common Stock as to which the holders thereof have exercised and perfected dissenters' rights pursuant to the WBCL.

        SECTION 6.12 UPDATES AND AMENDMENTS TO STOKELY DISCLOSURE SCHEDULE. To the extent that the Stokely Disclosure Schedule provided by Stokely concurrently with the execution of this Agreement is updated (to reflect events, circumstances or changes occurring after the date of execution of this Agreement) or amended (to reflect corrections made to the Stokely Disclosure Schedule which should have been so set forth on the date of this Agreement) at or before the Effective Time, and (i) in the case of any such update to the Stokely Disclosure Schedule as it relates to any provision of the Stokely Disclosure Schedule except as listed specifically in Section 6.12(ii) below, in Acquiror's reasonable judgment any such update represents a material change from the information disclosed in the Stokely Disclosure Schedule provided by Stokely concurrently with the execution of this Agreement, (ii) in the case of any such update to the Stokely Disclosure Schedule as it relates to Sections 3.01(b), 3.01(c), 3.04, 3.06, 3.07, 3.10, 3.11, 3.12, 3.13, 3.14, 3.15, 3.16,
3.18, 3.19, 3.20, 3.22, 3.23 and 3.25, in Acquiror's reasonable judgment any such update (together with all other updates and amendments) sets forth an event, circumstance or change that has resulted in, or has a reasonable possibility of resulting in, a Material Adverse Effect (without being limited by any Material Adverse Effect qualifiers in any of such sections listed above) on Stokely and the Stokely Subsidiaries (as defined in Section 6.05 hereof), or
(iii) in the case of any amendment to the Stokely Disclosure Schedule, in Acquiror's reasonable judgment any such amendment represents a material change from the information disclosed in the Stokely Disclosure Schedule provided by Stokely concurrently with the execution of this Agreement, then Acquiror shall have consented in writing to such update(s) and amendment(s).


                                  ARTICLE VII
                  CONDITIONS TO STOKELY'S OBLIGATION TO CLOSE

         The obligation of Stokely to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction and fulfillment, prior to and on the Effective Date, of the following express conditions precedent:


        SECTION 7.01 COMPLIANCE BY THE ACQUIROR AND THE ACQUISITION SUB. (a) All terms, covenants and conditions of this Agreement required to be complied with and satisfied by the Acquiror and the Acquisition Sub at or prior to the Effective Time shall have been duly complied with and satisfied in all material respects, and (b) the representations and warranties made by Acquiror and the Acquisition Sub shall be true and correct in all material respects at and as of the Effective Time, except for those specifically relating to a time or times other than the Effective Time (which shall be true and correct in all material respects at such time or times). Stokely shall have received a certificate signed on behalf of each of the Acquiror and the Acquisition Sub by the Chief Executive Officer and the Chief Financial Officer to the foregoing effects.

        SECTION 7.02 DELIVERY OF MERGER CONSIDERATION. The Acquiror shall have made proper arrangements for the delivery of the Merger Consideration as described in Section 2.02 hereof.

        SECTION 7.03 FAIRNESS OPINION. An opinion shall have been received by Stokely from Donaldson, Lufkin & Jenrette Securities Corporation dated as of the date of this Agreement and confirmed prior to distribution of the Stokely Proxy Statement to the shareholders of Stokely, to the effect that the consideration to be received by Stokely's shareholders pursuant to this Agreement is fair to the shareholders of Stokely from a financial point of view.

        SECTION 7.04 OPINION OF COUNSEL FOR THE ACQUIROR AND THE ACQUISITION SUB. Stokely shall have received an opinion of counsel from Robert W. Olson, General Counsel for the Acquiror and the Acquisition Sub, dated the Effective Date and in form and substance substantially similar to the form attached hereto as Exhibit C, together with such other opinions as Stokely may reasonably request.

                                  ARTICLE VIII
                  CONDITIONS TO THE RESPECTIVE OBLIGATIONS OF
             THE ACQUIROR, THE ACQUISITION SUB AND STOKELY TO CLOSE

         The respective obligations of the Acquiror, the Acquisition Sub and Stokely to consummate the transactions contemplated by this Agreement are subject to the further conditions that:

        SECTION 8.01 APPROVAL BY AFFIRMATIVE VOTE OF SHAREHOLDERS. This Agreement and the Plan of Merger shall have been duly approved, confirmed and ratified by the requisite vote of the shareholders of Stokely and shall not have been revoked at any time prior to the Effective Date.

        SECTION 8.02 REQUISITE REGULATORY APPROVALS. The parties hereto shall have received all requisite regulatory approvals set forth in Section 5.12 and required to consummate the transactions contemplated by this Agreement from the appropriate regulatory agencies and governmental entities, and each such approval shall remain in full force and effect and all statutory waiting periods in connection therewith shall have expired. No federal or state governmental or regulatory authority or other agency or commission, or federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect restricting, preventing or prohibiting consummation of the transactions contemplated by this Agreement nor shall any proceeding have been commenced or threatened by any federal or state governmental or regulatory authority or other agency or commission seeking to prevent consummation of the transactions contemplated by this Agreement.

        SECTION 8.03 MATTERS RELATING TO THE REGISTRATION STATEMENT. The Registration Statement shall have been declared effective and no stop order suspending effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws, the Securities Act and the Exchange Act relating to the issuance or trading of the Acquiror Stock issuable in connection with the Merger shall have been received.


                                   ARTICLE IX
                                  TERMINATION

        SECTION 9.01 REASONS FOR TERMINATION. This Agreement may be terminated before the Effective Date, notwithstanding the approval and adoption of this Agreement or the Merger Agreement by the shareholders of Stokely:

                 (a) By mutual consent of the Boards of Directors of Stokely, the Acquiror and the Acquisition Sub;

                 (b) By either Stokely or the Acquiror if the Merger is not consummated on or before January 31, 1998, unless the failure to consummate shall be due to the failure of the party seeking to terminate to perform or observe the covenants and agreements of such party set forth herein;

                 (c) by the Acquiror, provided the Acquiror has used its best efforts to ensure that all of the conditions set forth in Articles VII and VIII have been fulfilled, if any of the conditions set forth in Articles VI or VIII hereof shall not have been fulfilled and shall not have been waived on or before January 31, 1998 or shall have become impossible of fulfillment;

                 (d) by Stokely, provided Stokely has used its best efforts to ensure that all of the conditions set forth in Articles VI and VIII have been fulfilled, if any of the conditions set forth in Articles VII or VIII hereof shall not have been fulfilled and shall not have been waived on or before January 31, 1998 or shall have become impossible of fulfillment; or

                 (e) by either Stokely or the Acquiror if this Agreement and the Plan of Merger shall not have been approved on or before January 31, 1998 by the requisite vote of the shareholders of Stokely at a duly held meeting of such shareholders or at any adjournment or postponement thereof.

        SECTION 9.02 EFFECT OF TERMINATION. In the event this Agreement and the Plan of Merger are terminated as provided herein, this Agreement and the Plan of Merger shall become void and of no further force and effect without any liability on the part of the terminating party or parties or their respective shareholders, directors or officers; provided, however, that the last sentences of Sections 5.01, 5.02 and 10.12 and Sections 9.02, 9.03, 10.10 and 10.15 of
this Agreement shall survive any such termination and that no party shall be relieved or released from any liability or damages arising out of its willful breach of any provision of this Agreement. In the event of termination of this Agreement, written notice thereof and the reasons therefor shall be given to the other parties by the terminating party.

        SECTION 9.03 FEE. Stokely hereby agrees to pay the Acquiror and the Acquiror shall be entitled to receipt of a fee (the "Acquiror Fee") as follows:
(i) in the event (a) the Agreement is terminated solely as a result of the failure of the condition set forth in Section 8.01, (b) Stokely's Board of Directors shall have failed to approve or recommend this Agreement or the Merger, or (c) a competing offer is made to Stokely, Stokely's Board of Directors approves such offer and recommends that such offer be approved by the Stokely shareholders, the Merger is not consummated and the transaction underlying the competing offer is not consummated, then a fee of $250,000 and a number of shares of Preferred Stock of Stokely having a redemption value of $2,750,000, the designation, rights and preferences of which are set forth on Exhibit D, or (ii) following the occurrence of a Purchase Event (as defined below), a fee of $3,000,000 (but in the event a fee has already been paid pursuant to (i) above, then no additional fee will be paid, but the Preferred Stock shall be redeemed in accordance with the terms set forth on Exhibit D). Such payment shall be made in immediately available funds and such issuance shall be effectuated within five business days after delivery of notice of entitlement by the Acquiror.

        The term "Purchase Event" shall mean any of the following events, or Stokely agreeing to, in writing, enter into an agreement relating to any of the following events, occurring after the date hereof and before the Effective Time or occurring within twelve months of the date of termination of this Agreement pursuant to this Article IX:

                 (a) the acquisition by any person, other than the Acquiror or any of its subsidiaries, alone or together with such person's affiliates and associates or any group, of beneficial ownership of 50% or more of Stokely Common Stock (for purposes of this Subsection (a), the terms "group" and "beneficial ownership" shall be as defined in Section 13(d) of the Exchange Act and regulations promulgated thereunder);

                 (b) a merger, consolidation or any other similar transaction involving Stokely; or

                 (c) a purchase, lease or other acquisition of all or substantially all of the assets of Stokely.

        SECTION 9.04 AMENDMENT. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Stokely; provided, however, that after any approval of the transactions contemplated by this Agreement by Stokely's shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount of the consideration to be delivered to Stokely shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        SECTION 9.05 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by Stokely's shareholders, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to Stokely's shareholders hereunder other than as contemplated by this Agreement. Any agreement on the part of a party hereto or any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.


                                   ARTICLE X
                                 MISCELLANEOUS

        SECTION 10.01 NOTICES. Any notice given hereunder shall be in writing and shall be mailed by first class mail, postage prepaid, to the parties at the following addresses:

                 If to the Acquiror and the Acquisition Sub, then to:

                           Chiquita Brands International, Inc.
                           250 East Fifth Street
                           Cincinnati, Ohio 45202
                           Attn:  Anthony D. Battaglia, President -
                                  Diversified Foods

                 With copies to:

                           Robert W. Olson, Senior Vice President, General Counsel and Secretary
                           Chiquita Brands International, Inc.
                           250 East Fifth Street
                           Cincinnati, Ohio  45202

                 and

                           Timothy E. Hoberg
                           Taft Stettinius & Hollister
                           1800 Star Bank Center
                           425 Walnut Street
                           Cincinnati, Ohio  45202-3957

                 If to Stokely, then to:

                           Stephen W. Theobald, President
                            and Chief Executive Officer
                           Stokely USA, Inc.
                           1230 Corporate Center Drive
                           Oconomowoc, WI 53066-0248

                 With a copy to:

                           Mr. Frank J. Pelisek
                           Michael Best & Friedrich LLP, Suite 3300
                           100 E. Wisconsin Avenue
                           Milwaukee, Wisconsin 53202

         SECTION 10.02 ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective successors and assigns, but shall not be assigned by any party without the prior written consent of the other parties.

         SECTION 10.03 ARTICLES AND OTHER HEADINGS. Articles and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         SECTION 10.04 ENTIRE AGREEMENT. This Agreement embodies the entire agreement among the parties and supersedes all prior arrangements, understandings, agreements or covenants among the parties.

         SECTION 10.05 GOVERNING LAW. This Agreement shall be governed by the laws of the State of Wisconsin applicable to contracts made and to be performed therein.

         SECTION 10.06 COUNTERPARTS. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

         SECTION 10.07 CLOSING. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Articles VI, VII and VIII, a closing (the "Closing") of the transactions provided for herein shall take place on a date chosen by Acquiror, which shall be no later than 30 days after all approvals required hereby have been received and all applicable waiting periods have expired, or on such later day as the parties may agree (the "Closing Date"), at the offices of Michael Best & Friedrich in Milwaukee, Wisconsin. In the event the Closing does not take place on the date referred to in the preceding sentence because any condition to the obligations of any party under this Agreement and the Plan of Merger is not met on that date, the other parties to this Agreement may postpone the Closing to any designated subsequent business day by giving the nonperforming party to this Agreement notice of the postponed date. At the Closing, the parties will exchange the certificates, opinions and other documents called for herein. Subject to the terms and conditions hereof, consummation of the Merger in the manner described herein shall be accomplished as soon as practicable after the exchange of the documents at the Closing has been completed.

         SECTION 10.08 ARTICLES OF MERGER. Subject to the provisions of this Agreement, on the Closing Date, the Articles of Merger shall be signed, verified and affirmed as required by the WBCL and duly filed with the Department of Financial Institutions of the State of Wisconsin. The date and time such filing is to become and becomes effective is referred to herein as the "Effective Time."

         SECTION 10.09 FURTHER ACTS. Each of the parties (a) shall perform such further acts and execute such further documents as may be reasonably required to effect the Merger (including, without limitation, the certification, execution, acknowledgement and filing of the Plan of Merger), and (b) shall use all reasonable efforts to satisfy or obtain the satisfaction of the conditions set forth in Articles VI, VII and VIII hereof.

         SECTION 10.10 EXPENSES. Stokely and Acquiror shall each pay all of their own fees and expenses incident to the negotiation, preparation, execution and performance of this Agreement and the Shareholders' Meeting, including the fees and expenses of their own counsel, accountants, investment bankers and other experts, whether or not the transactions contemplated by this Agreement are consummated, except that the parties agree to divide equally the costs of printing the Registration Statement and the Proxy Statement/Prospectus, and Acquiror agrees to bear the entire cost of filing the Registration Statement with the SEC.

         SECTION 10.11 ATTORNEY'S FEES. Should any litigation or arbitration be commenced between the Acquiror and Stokely, or any of their affiliates, or any of the parties in interest set forth in Section 10.13 hereof, concerning this Agreement, or the rights and duties of the parties in relation to this Agreement, the party prevailing in such litigation or arbitration shall be entitled, in addition to such other relief as may be granted, to the reasonable attorneys' fees and costs which it incurs in connection with such litigation or arbitration, as determined by the trier of fact in such litigation or arbitration or in a separate action brought for that purpose. The trier of fact in such litigation or arbitration shall specify the "prevailing party" and the "non-prevailing party" in the decision. If any such litigation or arbitration embraces more than one dispute and a party is the prevailing party with respect to less than all such disputes, the trier of fact shall apportion the costs and expenses and reasonable attorneys' fees incurred by the parties to the separate disputes, and equitably determine the amount to be borne by each party.

         SECTION 10.12 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES; SURVIVAL OF CERTAIN AGREEMENTS. All representations, warranties and agreements in this Agreement or in any instrument delivered by Stokely, the Acquiror or the Acquisition Sub pursuant to or in connection with this Agreement shall expire at the earlier of termination of this Agreement or the Effective Time, except that the agreements of the parties which by their terms are to be performed in whole or in part after the termination of this Agreement or the Effective Time shall survive the termination of this Agreement or the Effective Time. The confidentiality agreement previously executed by the parties hereto shall survive any termination of this Agreement.

         SECTION 10.13 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) Section 5.10 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties) and (ii) Section 5.18, Section 5.19, and Section 5.21 (which are intended to be for the benefit of the directors, officers and employees of Stokely and may be enforced by such persons).

         SECTION 10.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         SECTION 10.15 ENFORCEMENT OF AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in the last sentence of each of Sections 5.01 and 5.02 of this Agreement (and the related confidentiality agreement between the parties) and Section 5.11 of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the last sentence of each of Sections 5.01 and 5.02 and Section 5.11 of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        IN WITNESS WHEREOF, the parties hereto have cause this Agreement to be executed as of the date first above written.




                                   CHIQUITA BRANDS INTERNATIONAL, INC.


                                   By: /s/ Robert W. Olson
                                       --------------------------------------
                                       Robert W. Olson, Senior Vice President

                            Attest:    /s/ Donna K. Leonard
                                       --------------------------------------
                                       Donna K. Leonard, Assistant Secretary


                                       CHIQUITA ACQUISITION CORP.


                                   By: /s/ John Gelp
                                       --------------------------------------
                                       John Gelp, Vice President


                            Attest:    /s/ Donna K. Leonard
                                       --------------------------------------
                                       Donna K,. Keonard, Assistant Secretary




                                       STOKELY USA, INC.


                                   By: /s/ Stephen W. Theobald
                                       --------------------------------------
                                       Stephen W. Theobald, President and
                                       Chief Executive Officer


                            Attest:    /s/ Robert M. Brill
                                       --------------------------------------
                                       Robert M. Brill, Vice President and
                                       Secretary

              EXHIBIT A TO AGREEMENT AND PLAN OF REORGANIZATION

                         AGREEMENT AND PLAN OF MERGER


        This Agreement and Plan of Merger (the " Plan of Merger") is made and entered into as of ___________, 199_, between Chiquita Acquisition Corp., a Wisconsin corporation ("Acquiror"), and Stokely USA, Inc., a Wisconsin corporation (the "Company"). Acquiror and the Company are hereinafter sometimes collectively referred to as the "Constituent Corporations."

                                   RECITALS

        Acquiror is a corporation duly organized and validly existing under the laws of the State of Wisconsin. As of the date hereof, the authorized capital stock of Acquiror consists of 9,000 shares of common stock, $0.01 par value per share ("Acquiror Common Stock"), of which 100 shares were issued and outstanding at September __, 1997.

        The Company is a corporation duly organized and validly existing under the laws of the State of Wisconsin. As of the date hereof, the authorized capital stock of the Company consists of 20,000,000 shares of the Company common stock, $0.05 par value per share ("Company Common Stock"), of which __________ shares were issued and outstanding at September __, 1997; and 1,000,000 shares of Preferred Stock, $0.10 par value per share, of which none are outstanding as of the date hereof.

        Chiquita Brands International, Inc., a New Jersey corporation ("Chiquita"), Acquiror and the Company have entered into an Agreement and Plan of Reorganization, dated September __, 1997 (the "Agreement"), setting forth certain representations, warranties, covenants and agreements in connection with the transactions therein and herein contemplated and which contemplates the merger of the Acquiror with and into the Company (the "Merger") in accordance with this Plan of Merger.

        The respective Boards of Directors of Acquiror and the Company deem the Merger advisable and in the best interest of each such corporation and their respective shareholders. The respective Boards of Directors of Acquiror and the Company, by resolutions duly adopted, have approved the Agreement and this Plan of Merger and the transactions contemplated thereby, and the same have been submitted to and approved by the requisite vote of the Company's shareholders.

        Therefore, in consideration of the premises and the mutual covenants and agreements contained herein, Acquiror and the Company hereby covenant and agree as follows:


                                  ARTICLE I

        1.01 Merger of the Acquiror into the Company. The Acquiror shall be merged with and into the Company at the Effective Time (as defined in Section
1.02 hereof) in accordance with the applicable provisions of the Wisconsin Business Corporation Law (the "WBCL") and on the terms and subject to the conditions contained in the Agreement. Simultaneously with the effectiveness of the Merger, (a) the separate existence of the Acquiror shall cease, and (b) the Company, as the surviving corporation (the "Surviving Corporation"), shall continue to exist under and be governed by the WBCL.

        1.02 Effective Time. The Merger shall be consummated upon the receipt of appropriate Articles of Merger by the Department of Financial Institutions of the State of Wisconsin in the form and manner required by the WBCL. The close of business on the date on which such Articles of Merger shall have been received is herein referred to as the "Effective Time," unless some other date is agreed upon by Acquiror and the Company, and subject to the terms and conditions hereof, the Effective Time shall occur on the Closing Date (as defined in Section 10.07 of the Agreement).

         1.03    Effect of the Merger.  From and after the Effective Time:

                 (a) The separate existence of Acquiror shall cease and be merged with and into the Company, as the Surviving Corporation, which shall possess all of the rights, privileges, immunities, powers and franchises of a public as well as of a private nature, and shall be subject to all of the restrictions, disabilities and duties, of each of the Company and Acquiror; and all singular rights, privileges, immunities, powers and franchises of each of the Company and Acquiror, and all property, real, personal and mixed, and all debts due to either the Company or Acquiror in whatever amount, including subscriptions to shares, and all other things in action or belonging to each of the Company and Acquiror shall be vested in the Surviving Corporation; and all property, rights, privileges, immunities, powers and franchises, and all and every interest, shall be thereafter as effectually the property of the Surviving Corporation as they were of the Company and Acquiror and the title to any real estate, or interest therein, vested by deed or otherwise, in either of the Company or Acquiror shall not revert or be in any way impaired by reason of the Merger.

                 (b) All rights of creditors and all liens upon any property of the Company or Acquiror shall be preserved unimpaired and all debts, liabilities and duties of the Company or Acquiror shall thenceforth attach to the Surviving Corporation and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by it, provided, however, that all such liens shall attach only to those assets to which they were attached prior to the Effective Time.

                 (c) Any action or proceeding, whether civil, criminal or administrative, instituted, pending or threatened by or against either the Company or Acquiror or relating to their assets, liabilities or shares of common stock shall be prosecuted as if the Merger had not taken place, and the Surviving Corporation may be substituted as a party in such action or proceeding in place of the Company or Acquiror.

         1.04 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title or interest in, to or under any of the rights, properties or assets of the Company or the Acquiror acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (b) otherwise carry out the purposes of the Agreement and this Plan of Merger, each of the Company, the Acquiror and their proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of the Agreement and this Plan of Merger; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Company and the Acquiror or otherwise to take any and all such action.


                                   ARTICLE II

        2.01 Name. The name of the Surviving Corporation shall be "Stokely USA, Inc."

        2.02 Articles of Incorporation. The Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time will, from and after the Effective Time, be the Articles of Incorporation of the Surviving Corporation until the same are duly amended in accordance with applicable law.

        2.03 Bylaws. The Bylaws of the Company, as in effect immediately prior to the Effective Time will, from and after the Effective Time, be the Bylaws of the Surviving Corporation until the same are amended as provided therein or provided in the Articles of Incorporation of the Surviving Corporation.

        2.04 Officers and Directors. Upon the effectiveness of the Merger, the officers and directors of the Surviving Corporation shall be the persons serving in such positions of Acquiror immediately prior to such effectiveness.

                                  ARTICLE III

         3.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or the holder of any of the following securities, the shares of Acquiror and the Company shall be converted as follows:

                 (a) Each share of Common Stock of the Acquiror issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of Common Stock of the Surviving Corporation; and

                 (b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares held by the Company or any of its wholly-owned subsidiaries, which shall be canceled) shall cease to be outstanding and shall be converted into and become the right to receive such fraction of a share of common stock, $.33 par value per share, of Chiquita
         ("Chiquita Stock"), as is equal to $1.00 divided by the average closing price of Chiquita Stock on the New York Stock Exchange Composite Tape for the fifteen consecutive trading days immediately preceding the Effective Time, subject to the provisions of Section 3.01(c) hereof with regard to the nonissuance of fractional shares (the
         "Merger Consideration").

                 (c) Notwithstanding any other provision of the Agreement or this Plan of Merger, no certificates or scrip representing fractional shares of Chiquita Stock shall be issued upon the surrender for exchange of Certificates (as defined in Section 3.02 hereof). Any holder of Company Common Stock who would otherwise have been entitled to a fractional share of Chiquita Stock shall be entitled to receive a cash payment in lieu of such fractional share in an amount equal to the product of such fraction multiplied by the average of the last reported sales price per share of Chiquita Stock on the New York Stock Exchange Composite Tape for the fifteen consecutive trading days ending with the last trading day prior to the Effective Time, without any interest thereon. Any such holder shall not be entitled to vote or to any other rights of a holder of Chiquita Stock in respect of such fractional share.

         3.02    Surrender and Payment.

                 (a) As of the Effective Time, Chiquita shall deposit, or shall cause to be deposited with a bank or trust company designated by Chiquita and satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of the Company Common Stock for exchange in accordance with this Article III, the amount of cash payable in the Merger (for fractional shares) and certificates representing the shares of Chiquita Stock payable and issuable in exchange for outstanding shares of the Company Common Stock.

                 (b) Within three business days after the Effective Time, Chiquita shall cause the Exchange Agent to request (in the form of a letter of transmittal and instructions for effecting the surrender) each registered holder of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of Company Common Stock (the " Certificates") to surrender such Certificates for exchange. Upon such surrender, Chiquita shall cause the Exchange Agent to promptly issue to the holder of such Certificates the number of whole shares of Chiquita Stock which such holder is entitled to receive pursuant to Section 3.01, and cash in payment of any fractional shares, and the Certificates so surrendered shall be cancelled. Until so surrendered, such Certificates shall represent solely the right to receive the applicable number of shares of Chiquita Stock with respect to the number of shares of Company Common Stock evidenced thereby. No dividends or other distributions declared or made after the Effective Time with respect to shares of Chiquita Stock with a record date after the Effective Time shall be paid to the holder of an unsurrendered Certificate with respect to the shares of Chiquita Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to
         Section 3.01(c)
         hereof until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the registered holder of the certificates representing whole shares of Chiquita Stock issued in exchange therefore, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Chiquita Stock to which such holder is entitled pursuant to
         Section 3.01(c) hereof and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Chiquita Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Chiquita Stock, as the case may be.
         If any cash or certificate evidencing shares of Chiquita Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to Chiquita any transfer or other taxes required by reason of the issuance of certificates for such shares of Chiquita Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Chiquita that such tax has been paid or is not applicable.

         3.03 Dissenting Shares. "Dissenting Shares" means any shares held by any holder who becomes entitled to payment of the fair value of such shares under the WBCL. Notwithstanding any provision of this Agreement to the contrary, if required by the WBCL but only to the extent required thereby, shares of Stokely Common Stock which are issued and outstanding immediately prior to the Effective Date and which are held by holders of such shares of Stokely Common Stock who have properly exercised dissenters' rights with respect thereto in accordance with the WBCL will not be exchangeable for the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the WBCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to direct and receive payment of fair value under the WBCL. If, after the Effective Date, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Date, the right to receive the Merger Consideration, without any interest thereon. Notwithstanding anything to the contrary contained in this Section 3.03 or the Agreement, if the Merger is rescinded, abandoned or not effectuated, then the right of any shareholder to be paid the fair value of such shareholders' Dissenting Shares pursuant to the WBCL shall cease. Stokely shall give Acquiror prompt notice of any demands and withdrawals of such demands received by Stokely relating to the exercise of, or of Stokely's learning of the intent to exercise, dissenters' rights. Stokely shall not, without the prior consent of Chiquita, make any payment with respect to any demands for payment of fair value or offer to settle or settle any such demands.


                                   ARTICLE IV

         4.01 Notices. All documents, notices, requests, demands and other communications that are required or permitted to be delivered or given under this Plan of Merger shall be in writing and shall be deemed to have been duly delivered or given upon the delivery or mailing thereof, as the case may be, if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

                 If to Chiquita and Acquiror, then to:

                          Chiquita Brands International, Inc.
                          250 East Fifth Street
                          Cincinnati, Ohio 45202
                          Attn:  Anthony D. Battaglia, President -
                                 Diversified Foods

                 With copies to:

                          Robert W. Olson, Senior Vice President, General
                            Counsel and Secretary
                          Chiquita Brands International, Inc.
                          250 East Fifth Street
                          Cincinnati, Ohio  45202
                 and

                          Timothy E. Hoberg
                          Taft Stettinius & Hollister
                          1800 Star Bank Center
                          425 Walnut Street
                          Cincinnati, Ohio  45202-3957

                 If to the Company, then to:

                          Stephen W. Theobald, President
                            and Chief Executive Officer
                          Stokely USA, Inc.
                          1230 Corporate Center Drive
                          Oconomowoc, WI 53066-0248

                 With a copy to:

                          Mr. Frank J. Pelisek
                          Michael Best & Friedrich LLP, Suite 3300
                          100 E. Wisconsin Avenue
                          Milwaukee, Wisconsin 53202

or to such other person or address as a party hereto shall specify hereunder.


        4.02 Consummation of the Merger. Consummation of the Merger is conditioned upon the fulfillment or waiver of the conditions precedent set forth in Articles Six, Seven and Eight of the Agreement.

        4.03 Counterparts. This Plan of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

        4.04 Governing Law. This Plan of Merger shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of Wisconsin.

        4.05 Amendment. Subject to applicable law, this Plan of Merger may be amended, modified or supplemented only by written agreement of Acquiror and the Company, by their respective officers thereunto duly authorized, at any time prior to the Effective Time.

        4.06 Waiver. Any of the terms or conditions of this Plan of Merger may be waived at any time by whichever of the Constituent Corporations is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such Constituent Corporation.

        4.07 Termination. This Plan of Merger shall terminate simultaneously upon the termination of the Agreement in accordance with Article Nine thereof. There shall be no liability on the part of any of the parties hereto (or any of their respective directors or officers) except as otherwise provided in the Agreement.

         IN WITNESS WHEREOF, each of the Constituent Corporations have caused this Plan of Merger to be executed on their behalf by their officers hereunto duly authorized all as of the date first above written.



ATTEST:                                          STOKELY USA, INC.




By:___________________________________        By:________________________





ATTEST:                                          CHIQUITA ACQUISITIONCORP.




By:___________________________________        By:________________________

                                                                APPENDIX B


                          DONALDSON, LUFKIN & JENRETTE
               DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION
           277 PARK AVENUE, NEW YORK, NEW YORK 10172 - (212) 892-3000


                               December 8, 1997



Board of Directors
Stokely USA, Inc.
1055 Corporate Center Drive
Oconomowoc, Wisconsin 53066

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, par value $0.05 per share ("Stokely Common Stock") of Stokely USA, Inc. ("Stokely" or the "Company"), of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Reorganization, dated September 17, 1997 (the "Agreement"), by and among Chiquita Brands International, Inc. ("Chiquita"), Chiquita Acquisition Corp. ("Acquisition Sub"), a wholly owned subsidiary of Chiquita, and the Company, pursuant to which Acquisition Sub will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, each share of Stokely Common Stock shall be converted into the right to receive, subject to certain exceptions, such number of shares of common stock, par value $0.33 per share ("Chiquita Common Stock") of Chiquita as shall equal $1.00 divided by the average of the last reported sales price per share of Chiquita Common Stock for the fifteen consecutive trading days ending with the last trading day prior to consummation of the Merger (the "Exchange Ratio").

     In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with the Company's management ("Management"). Included in the information provided during discussions with Management were certain financial projections of the Company prepared by Management for the period beginning March 31, 1997 and ending March 31, 2001. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     As reflected in the historical and projected financial information provided to us by the Company, the Company's financial performance has not met Management's prior expectations and its overall financial condition has deteriorated over the past nine months. For the quarter ended June 30, 1997, the Company reported an operating loss of $312,000 and a net loss of $2,800,000. In addition, we reviewed a liquidity analysis prepared by the Company which projected that, under current pricing conditions for vegetable products, the Company will face a liquidity shortfall within the next six months.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of Management as to the future operating and financial performance of the Company. You have informed us that there will be 11,390,871 shares of Stokely Common Stock outstanding on a fully-diluted basis immediately prior to the consummation of the Merger. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion as to the prices at which the Chiquita Common Stock will actually trade at any time. Our opinion is being provided for the information of the Company's Board of Directors in their evaluation of the proposed Merger, and does not constitute a recommendation to any member of the Board of Directors or any stockholder as to how such member or stockholder should vote on the proposed Merger.

     Donaldson, Lufkin & Jenrette Securities Corporation, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Exchange Ratio is fair to the stockholders of the Company from a financial point of view.

                                Very truly yours,

                                DONALDSON, LUFKIN & JENRETTE
                                SECURITIES CORPORATION



                                By:     /s/ Erik M. Jensen
                                   ----------------------------------
                                         Erik M. Jensen
                                         Senior Vice President



                                     B-2